12100 NE 16th Ave
Suite 210
Miami, FL 33161

May 10, 2010

Via EDGAR (as Correspondence Submission)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549-4628

Attention:	Mr. H. Roger Schwall
Assistant Director

RE:	TOT Energy, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 30, 2009
Form 10-Q for the Fiscal Quarter Ended December 31, 2009
Filed February 16, 2010
Response Letter Dated March 31, 2010
File No. 000-51108

Dear Mr. Schwall:

We refer to the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) dated April 16, 2010 addressed to Mr. Jonathan New, Chief Financial Officer of the Company. On behalf of the Company, we have responded to the Staff’s comments as set forth below. Please note that we have reproduced the Staff’s comments, which appear in bold, and we have responded below each comment. In addition, we are submitting herewith via EDGAR attached to this correspondence (1) an amended Form 10-K for the fiscal year ended March 31, 2009 and (2) amended Forms 10-Q for the fiscal quarters ended June 30, 2009, September 30, 2009 and December 31, 2009, each as set forth below and in our correspondence of March 31, 2010, and each without markings that show changes. Should the Staff desire marked versions of these documents, we will provide same upon request.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 10, 2010

Response Letter Dated March 31, 2010
Draft Form 10-K/A for the Fiscal Year Ended March 31, 2009
Report of Independent Registered Public Accounting Firm, page 15

1.	It does not appear the revised report includes the auditor's signature as required by Item 2-02(a) of Regulation S-X. Please revise as necessary.

The Company has included in the proposed amended Form 10-K submitted herewith the auditor’s signature as required by Item 2-02(a) of Regulation S-X.

Form 10-K for Fiscal Year Ended March 31, 2009

Directors. Executive Officers and Corporate Governance, page 30

2.
We note your proposed revisions in response to prior comment 13. You indicate that Mr. Zoi’s service as director of Ener1, Inc. ended in 2008. However, we note that in the Form 10-K of Enerl, Inc. for the fiscal year ended December 31, 2009, Mike Zoi is still listed as a director of Enerl Group, Inc. Please further revise the sketch for Mr Zoi, as necessary, to clarify all of his roles with Enerl Group and its affiliates for the five years ending March 31, 2009.

Part III. Directors, Executive Officers and Corporate Governance on pages 30 and 31 of the proposed amended Form 10-K submitted herewith now includes complete biographical information for each of the individuals listed for at least the last five years in accordance with Item 401 of Regulation S-K as indicated in our response letter dated March 31, 2010, except that Mr. Zoi’s information has been modified in response to the above comment and is reproduced herein as follows (marked to show changes from March 31, 2010 draft):

Mr. Zoi has been the CEO and a Director of the Company since 2007. Mr. Zoi has also been a director and president of Ener1 Group since 2001, a privately held investment firm which he co-founded in 2001. Mr. Zoi indirectly holds a minority interest in Ener1 Group. Ener1 Group owns approximately 52% of Ener1, Inc., a public company engaged primarily in the business of designing, developing and manufacturing high-performance, rechargeable, lithium-ion batteries and battery systems for energy storage. Mr. Zoi served as a Director of Ener1, Inc. (NASDAQ: HEV) from February 2002 to August 2008 and a vice president from February 2007 to August 2008. Since 2007, Mr. Zoi has been the managing member of TGR Energy LLC, a Florida investment company, which owns approximately 94% of the Company. Mr. Zoi is responsible for strategy and directly manages all senior executives of the Company. Mr. Zoi also directs all merger and acquisition activities of the Company. His expertise includes strategic development, branding, corporate alliances, corporate websites and investor relations. Earlier in his career, Mr. Zoi worked in various capacities relating to international finance and business development.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 10, 2010

Executive Compensation, page 32

3.
In your response to prior comment 15, you disclose that Mr. Wolfe was compensated by Enerl Group, Inc. for services provided to you due to your limited financial resources. However, at page 4 of the Form 10-K, you indicate that Enerl Group, Inc. "stopped funding our operations" in July 2007. Please provide consistent and accurate disclosure to explain in necessary detail the relationship between the company and Enerl Group, Inc. and its affiliates, including any agreements regarding the potential funding of any company expenses. File any applicable agreements as exhibits pursuant to Item 601(b) of Regulation S-K.

Additional disclosure has been added to pages 4 and 33 of the draft amended annual report on Form 10-K submitted herewith indicating that Mr. Wolfe was compensated by Ener1 Group, Inc. for services provided to the Company due to the limited financial resources of the Company and that there were no formal agreements in place relating thereto. We have also clarified on page 4 that although Ener1 Group, Inc. did stop funding the Company’s operations as of August 2007, Mr. Wolfe did receive compensation thereafter from Ener1 Group, Inc. for certain legal services provided on behalf of the Company. The draft disclosure on page 33 appears as follows:

Curtis Wolfe serves as Secretary and a Director of the Company. Mr. Wolfe served as Executive Vice President and General Counsel of the Company from December 17, 2007 to September 30, 2008. Mr. Wolfe has received no compensation during fiscal 2008 from the Company due to the limited resources of the Company. However, although there were no formal agreements in place, Mr. Wolfe was compensated by Ener1 Group, Inc., a company controlled by Mike Zoi, in fiscal 2008 for services provided to the Company. For fiscal 2009, Mr. Wolfe received an aggregate of $60,500 for legal services provided to the Company and this amount was expensed to legal fees in the combined statement of operations. Mr. Wolfe also participates in the Company’s equity incentive compensation plan.

The draft disclosure on page 4 appears as follows:

In July 2007, Ener1 Group, Inc. stopped funding our operations, except that Mr. Wolfe did receive compensation by Ener1 Group, Inc. for legal services provided to the Company. For more information, see “Item 11. Executive Compensation.”

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 10, 2010

Exhibits 31.3 and 31.4

4.
We note your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification, and you should refer to the Company throughout the certification as the 'registrant' instead of the 'small business issuer.' This comment also applies to your quarterly reports on Form 10-Q.

The certifications contained in the reports submitted herewith have been modified to conform to the precise language required by Section 302 of the Sarbanes-Oxley Act of 2002 and Item 601(b)(31) of Regulation S-K.

Draft Form 10-Q/A for the Fiscal Quarter Ended December 31, 2009

General

5.
We note from your response to prior comment number nine that "in light of [y]our decision to unwind [y]our 75% investment, "you have decided to present TOT-SIBBNS as a disposal group and to characterize its operations as discontinued. However, we note you accomplished the un-wind of TOT-SIBBNS by exchanging your 75% interest for the 3,000,000 shares given to Evgeny Borograd [sic] in 2008 upon the establishment of the joint venture. Based on this fact pattern, please tell us how you considered the guidance in FASB ASC 360-10-45-15 [paragraph 27 of FAS 144] concerning long-lived assets to be disposed of other than by sale, such as an exchange [FASB ASC 360-10-35-47] or distribution to owners in a spinoff [FASB ASC 360- 10-40-4]. In this regard, long-lived assets in these fact patterns continue to be classified as held and used until they are disposed of, and to be considered for impairment in accordance with FASB ASC 360-10-35-15 [paragraphs 7 through 26 of FAS 144].

In connection with our response to Comment #9 contained in our response letter dated March 31, 2010, we wish to clarify that the reference therein to an “impairment charge” of $2,740,249 was intended to reflect the difference in value of the shares of the Company’s common stock provided in connection with the purchase of the joint venture interest and that received in connection with the unwind transaction. We did not intend this reference to reflect an impairment in the asset group of the joint venture. Additionally, we have eliminated “Note 9. Discontinued Operations” and associated disclosures from the proposed amended Form 10-Q for the period ended December 31, 2009 submitted herewith and as referenced in our response letter dated March 31, 2010.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 10, 2010

In response to the Staff’s comments and based on our subsequent analysis of applicable literature, the Company now believes that the appropriate accounting treatment for the unwind transaction as of March 31, 2010 is a disposal “other than by sale” similar to a spin-off transaction, and that the previously disclosed loss on disposal and pro forma presentation of the transaction as discontinued operations was not correct. Accordingly, the Company will file an amendment to its Form 10-Q for the period ended December 31, 2009 to eliminate the pro forma presentation and disclose that the unwind transaction will be accounted for as a disposal “other than by sale” as of March 31, 2010.

In connection with the unwind transaction and events leading up to our decision to pursue this course of action, we considered the guidance set forth in SFAS 144 [ASC 360-10-35-29]. We note that a long-lived asset group is considered impaired when its carrying amount is not recoverable and exceeds the asset group's fair value. The carrying amount is deemed unrecoverable if it is greater than the sum of undiscounted cash flows expected to result from use and eventual disposition of the asset group. An impairment loss is equal to the excess of the carrying amount over the fair value of the asset group. Thus, once it is determined that carrying value will not be recovered, an impairment loss must be recognized.

As a result of the suspension of the drilling contract in Russia in January 2009 and the furlough of employees in April 2009 (each as disclosed in our filed reports), the Company conducted a recoverability test in connection with the preparation of its financial statements for the fiscal year ended March 31, 2009. In its estimates of future cash flows analysis, the Company considered all relevant factors relating to the market and industry in which the assets are used (including the price per barrel of crude oil which impacts the market for exploratory drilling), the likelihood of continuation of the then existing contract, the probability of securing additional contracts in the following drilling season, projected cash flows and alternative possible usage of the assets. Accordingly, based on this analysis, the Company concluded that the carrying amounts of the assets were not impaired as of the fiscal year end or at the time such analysis was completed on or about June 29, 2009. As of March 31, 2009 and June 30, 2009, the carrying amount of the joint venture net assets was $2,595,208 and 2,304,609, respectively, and the expected cash flows of this asset group based on an undiscounted cash flows analysis was $3,000,598 and $3,000,598, respectively. The undiscounted cash flows are based in part on cash flows from operations of ($169,402) plus terminal values for buildings of $170,000 and machinery and equipment of $3,000,000.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 10, 2010

The first and second quarters of the fiscal year (i.e., April – September) are generally characterized by completion of existing contracts in early April (depending on soil conditions required to support heavy equipment) followed by a period of dormancy until the following Fall/Winter. Although conditions remained relatively stable during these quarters in 2009, the market price per barrel of crude oil had increased significantly (nearly doubling during this period). Accordingly, the Company had expectations of continuing exploratory drilling (both through its existing customer and new customers) in the upcoming drilling season, which generally commences during the third fiscal quarter (i.e., October – December). During the period ended December 31, 2009, the Company secured an additional drilling contract and had received positive indications that its then existing customer was in the process of obtaining the relevant financing and permits to resume drilling operations in the then upcoming season. Accordingly, the Company did not see any basis for altering its impairment analysis as of December 31, 2009. However, in January 2010, it became questionable whether activities with its existing customer would recommence in the short term, and there remained uneasiness in the market over the continued improvement in crude oil prices, which had a negative impact on the exploratory drilling market in Russia at that time. The Company updated its projections using a more conservative growth strategy. On January 27, 2010, after several weeks of exploring other business opportunities, the Company altered its business focus and decided to exercise its option to unwind the joint venture and pursue other development opportunities in the alternative energy business.

The Company performed an assessment of the disposal group for impairment in connection with the proposed unwind of the joint venture as of December 31, 2009 and concluded that no impairment charge for the asset group was necessary at December 31, 2009 because the carrying value of the joint venture net assets of $1,882,249 did not exceed the sum of undiscounted cash flows of $2,443,540 as of December 31, 2009. This analysis was based in part on cash flows from operations of ($731,460) and terminal values of buildings of $170,000 and machinery and equipment of $3,000,000.

6.
Notwithstanding your response to our comment above, we note your intention to report an impairment loss on your TOT-SIBBNS asset group of $1,882,043 for the fiscal quarter ended December 31, 2009. As such, it appears you should provide the disclosures required for reporting the correction of an error in previously issued financial statements, as contemplated by FASB ASC 250-10-05 [paragraph 2.h of FAS 154]. Please address these disclosures in your amended Form 10-Q for the period in which the impairment charge is first reported, or otherwise advise why you do not believe these disclosures are required. In addition, please tell us how you have considered your reporting requirements for an Item 4.02 Form 8-K.

As set forth in our response to Comment #5 above, the amended Form 10-Q for the fiscal quarter ended December 31, 2009 submitted herewith will not include the restated financial statements that reflect the joint venture as discontinued operations, and the reference to an “impairment charge” as contained in our response letter dated March 31, 2010 was intended to reflect the difference in value of the shares of the Company’s common stock provided in connection with the purchase of the joint venture interest and that received in connection with the unwind transaction, and not an impairment in the asset group of the joint venture for any relevant period.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 10, 2010

In connection with the decision to unwind the joint venture, we considered whether or not there existed a reporting requirement to file Form 8-K under Item 4.02 thereof. We assessed (i) the impact to an investor of the financial information contained in the quarterly report reflecting the joint venture’s assets and operations within continuing operations, (ii) the transparency of the joint venture’s unwind provisions, including expiration dates, contained in previously filed reports, and (iii) the veracity of forward-looking information contained in the quarterly report covering the period ended December 31, 2009 with respect to management’s intent to exercise the unwind provisions of the initial joint venture agreement. In the context of the totality of information contained in the quarterly report on Form 10-Q for the period ended December 31, 2009 and disclosures contained in previously filed reports, management determined that the filing of a Form 8-K was not necessary as the financial and non-financial information contained in the quarterly report for the period ended December 31, 2009 was not inconsistent with prior disclosures, did not make prior financial information unreliable, and accurately reflected the circumstances as of the date of the report. Additionally, the Company did not receive advisement or notice from its independent accountants that would have required disclosure pursuant to Item 4.02 of Form 8-K. Further, the Company determined that the omission of the pro forma presentation contained in the footnotes to the financial statements as proposed in the amended Form 10-Q submitted herewith would not have a material affect on an investor’s decision with respect to the securities of the Company.

7.
With regard to the amount of impairment you intend to record, please confirm if true, that your impairment of $1,882,043 equals the amount by which the carrying value of the asset group, or $1,944,575 as disclosed on page 12, exceeds its fair value, or otherwise advise. In addition, please explain to us how you intend to account for the un-wind of TOT-SIBBNS, which became effective on March 31, 2010.

As described above, the Company does not believe that an impairment charge relating to the asset group of the joint venture is warranted or required. The reference to an “impairment charge” as contained in our response letter dated March 31, 2010 was intended to reflect the difference in value of the shares of the Company’s common stock provided in connection with the purchase of the joint venture interest and that received in connection with the unwind transaction, and not an impairment in the asset group of the joint venture for any relevant period.

The unwind of the TOT-SIBBNS joint venture will be accounted for using the guidance provided in ASC 845 (previously APB 29). In this regard, the unwind will be accounted for as a disposal “other than by sale” similar to a spin-off, with the shares to be received reflected as treasury stock and recorded on the Company’s balance sheet at its carrying basis in the net assets of the joint venture as of March 31, 2010.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 10, 2010

In addtion, based on the Company’s projections, there will not be any impairment recorded at March 31, 2010 since the sum of undiscounted cash flows from operations plus the terminal values for buildings and machinery and equipment will exceed the net book value of the joint venture assets.

8.
We note your response to prior comment number 18 that “In light of the Company's determination to treat the TOT-SIBBNS joint venture as discontinued operations, we have adjusted the financial statements and related disclosure relating to the period ended December 31, 2009 to reflect this accounting treatment. Accordingly, all revenues and expenses associated with the subject contract were deferred in accordance with the Completed Contract Method." We will continue to consider your response to this comment in light of your response to our new comment above concerning the presentation of TOT-SIBBNS as a discontinued operation.

In connection with our revised accounting treatment as discussed above, and our re-evaluation of the contract terms, and in accordance with our disclosed revenue recognition policy, the Company has revised its financial statements to recognize all revenues earned on the subject multi-part contract under the Completed Contract Method as one contract. In this regard, revenues will be deferred until completion of the contract and expenses will be capitalized as incurred. Accordingly, we have deferred all revenues and capitalized all costs relating to this contract, which resulted in changes to cost in excess of related billings on uncompleted contract and stockholders’ equity on the unaudited condensed consolidated balance sheets, and elimination of revenues and cost of sales on the unaudited condensed consolidated statement of operations and related adjustments to the unaudited condensed consolidated statement of cash flows, as set forth in the attached draft Form 10-Q/A for the period ended December 31, 2009.

Thank you for your consideration of our responses and the assistance you and your staff have provided. Kindly confirm that the foregoing adequately responds to the Staff’s comments or, alternatively, that the Staff has no further inquiry at this time. Please contact me by telephone at (305) 588-0122 or fax at (305) 933-3748 if you have any questions regarding the matters addressed in this letter or require any additional information.

Respectfully submitted,

/s/ Jonathan New

Jonathan New
Chief Financial Officer

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 10, 2010

CC:	Jennifer O’Brien (SEC)
Kevin Stertzel (SEC)
Kevin Dougherty (SEC)
Mike Zoi (TOT Energy, Inc.)
Neil S. Belloff, Esq. (NSBLaw, P.C.)
Scott Walters (Daszkal Bolton)
Patrick Heyn (Daszkal Bolton)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K/A

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to_________________

Commission file number 000-51108

TOT Energy, Inc.
(Exact name of registrant as specified in its charter)

Delaware	20-0715816
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

12100 NE 16th Avenue
Suite 210
North Miami, FL 33161
(Address of principal executive offices)

(305) 891-2288
(Registrant’s telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.001 per share
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ YES      ☒ NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ YES     ☒ NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒    YES     ☐ NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ YES (None Required) ☐ NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
☐ YES            ☒ NO

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter.

Note. —If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstances, provided that the assumptions are set forth in this Form.

The aggregate market value of the voting common equity held by non-affiliates was $1,723,674 based upon the last traded price of $0.10 per share on June 4, 2009.

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date.

At June 22, 2009, the number of shares outstanding of the issuer’s common stock was 301,231,580 shares.

DOCUMENTS INCORPORATED BY REFERENCE

NONE

EXPLANATORY NOTE

This Amended Annual Report on Form 10-K/A dated May [  ], 2010 is being filed to:

1.	correct typographical errors in the Report of Independent Registered Public Accounting Firm;
2.	correct the title of Consolidated Statement of Operations;
3.	correct the Changes in Stockholders’ Deficiency in Assets report to include fiscal 2008 information;
4.	include additional disclosure in Note 1 to the Consolidated Financial Statements relating to our accounting policy for Inventories;
5.	include addition of Note 5. Joint Ventures to Notes to the Consolidated Financial Statements;
6.	include additional disclosure on pages 6, 11 and 22 relating to Mike Zoi’s controlling interest in TGR Energy, LLC;
7.
provide additional disclosure on pages 29 and 30 relating to our disclosure controls and procedures and internal control over financial reporting, including Management’s Report on Internal Control Over Financial Reporting;

8.	provide updated and complete five year biographical information of directors and executive officers on pages 30 and 31;
9.	clarify on page 33 that Mike Zoi’s deferred compensation is payable on demand and does not accrue interest;
10.	clarify on page 33 that Curtis Wolfe received payments for services rendered to the Company by an affiliated entity due to the limited financial resources of the Company;
11.	update Exhibit List pursuant to Item 601 of Regulation S-K; and
12.	correct dates of management certifications.

Other than the foregoing items and conforming changes related thereto, and the correction of certain typographical errors, no part of the Annual Report on Form 10-K filed on June 30, 2009 is being amended, and the filing of this Amended Annual Report on Form 10-K/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to June 30, 2009. This Amended Annual Report on Form 10-K/A restates in its entirety, as amended as aforesaid, the Annual Report on Form 10-K filed on June 30, 2009 for the convenience of the reader.

TOT ENERGY, INC.
Form 10-KSB
For the Year Ended March 31, 2009

PART I

Item 1. Business

Overview

TOT Energy, Inc. (the “Company”), formerly Splinex Technology, Inc., was organized on February 6, 2004 under the laws of the State of Delaware as a wholly-owned subsidiary of Splinex, LLC, a Florida limited liability company, and was the surviving entity pursuant to a merger with Ener1 Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Ener1, Inc., a Florida corporation. The Company initially intended to develop advanced technologies in the three-dimensional or 3D computer graphics industry. Since October 28, 2003 (“Inception”), the date of formation of Splinex, LLC, through December 17, 2007, we operated in a development phase typical of a software company and focused on developing technologies and products and securing intellectual property rights while we developed relationships with potential customers and resellers. Under an agreement effective April 1, 2004 (the “Contribution Agreement”), Splinex, LLC contributed substantially all of its assets, liabilities and operations to the Company. Due to lack of significant sales, we substantially reduced our workforce and overhead costs beginning in September 2005. From September 2005 through July 2007, Ener1 Group, Inc., a related party, loaned us money to fund our operations. In July 2007, Ener1 Group, Inc. stopped funding our operations, except that Mr. Wolfe did receive compensation by Ener 1 Group, Inc. for legal services provided to the Company. For more information, see “Item 11. Executive Compensation.”

On December 17, 2007, (1) certain holders, who had received shares in the Company as distributions from Splinex LLC, transferred their ownership of 35,162,334 shares of common stock of the Company to Splinex LLC for nominal consideration, and (2) Bzinfin, S.A., a British Virgin Islands limited corporation that is indirectly owned by an affiliate of Ener1 Group, Inc., a Florida company of which Mike Zoi is a shareholder and director and which is the majority shareholder of Ener1, Inc., and Ener1 Group assigned debt obligations of the Company to Splinex LLC in the amount of $2,805,207 and $845,864, respectively. Under a Purchase Agreement dated December 17, 2007, TGR Capital, LLC (which changed its name to Enerfund, LLC in September 2008), a Florida limited liability company (“Enerfund”), which is wholly-owned by Mike Zoi, acquired all of the membership interests in Splinex LLC, thereby giving Enerfund control of Splinex LLC.

Under an Exchange Agreement dated December 18, 2007, the Company agreed to issue 113,500,000 newly issued shares of the Company to Splinex LLC of which 8,500,000 shares were issued to Bzinfin and 2,125,000 were issued to a former affiliate of Splinex, LLC. Splinex LLC owned 98,157,334 shares of the Company as of December 17, 2007 and an aggregate of 201,032,334 shares after the completion of the Exchange Agreement on December 18, 2007. The Company had 100,757,769 shares outstanding at December 17, 2007 and 214,257,769 shares outstanding after the completion of the Exchange Agreement. In June 2008, Splinex, LLC changed its name to TGR Energy, LLC (“TGR”).

On July 16, 2008, we entered into a Joint Venture Agreement (the “JV Agreement”) with Evgeny Bogorad (“Bogorad”), owner of Sibburnefteservis, Ltd. of Novosibirsk, Russia, an oil services company (“SIBBNS”). Pursuant to the JV Agreement, Bogorad has contributed certain of SIBBNS assets and personnel to a joint venture company named TOT-SIBBNS, Ltd., a Russian corporation (“TOT-SIBBNS”). An independent appraisal company has appraised the contributed assets at US$6,221,881.We ended development stage activity on July 16, 2008 when we acquired a 75% interest in the TOT-SIBBNS joint venture and began operations in the oil and gas service industry, including the exploration, development, production, and marketing of crude oil and natural gas in Russia and Kazakhstan, as well as other markets around the world. TOT Energy will also explore investments and other opportunities in the renewable energy field.

At the closing on July 16, 2008, we issued to Bogorad 3,000,000 shares of our common stock in exchange for a 75% interest in TOT-SIBBNS. We are obligated to issue to Bogorad 2,000,000 additional shares of common stock upon TOT-SIBBNS obtaining US$10,000,000 in gross revenue during the three-year period following the closing. If TOT-SIBBNS achieves this gross revenue target and Bogorad continues to hold the shares issued pursuant to the JV Agreement on the third anniversary of the closing and the stock price is less than US$1.00 per share, then we, in our sole discretion, must either make an additional payment in cash or additional shares of stock to Bogorad in an amount equal to the difference in the value per share and US$1.00 multiplied by the total number of shares held by Bogorad, or, if we decline to make such payment, Bogorad may require us to return our interest in TOT-SIBBNS in exchange for a payment to us of the fair market value of any assets acquired directly by TOT-SIBBNS (other than the assets initially contributed to the Joint Venture by Bogorad pursuant to the JV Agreement) and 75% of the retained earnings, accounts receivable and cash of TOT-SIBBNS. Bogorad will act as the manager of TOT-SIBBNS. We have the ability to appoint a majority of the Board of Directors of TOT-SIBBNS.

TOT-SIBBNS provides oil exploration and consulting services to companies located in and around Novosibirsk, Russia. TOT-SIBBNS owns and operates four oil drilling rigs that generate the majority of the revenues of TOT-SIBBNS. TOT-SIBBNS uses this equipment for drilling exploratory wells for fees. In addition, TOT-SIBBNS provides engineering services and well remediation services on a contract fee basis. Given the small number of drilling rigs owned by TOT-SIBBNS, drilling services will be limited to no more than four customers at any one time. However, exploration contracts will typically provide for utilization of multiple drilling rigs per customer, on whom our operations will be largely dependent. Accordingly, the termination of any exploration contract or loss of a customer or a material change in the financial stability of a customer would have a material adverse impact on the financial results of TOT-SIBBNS.

On April 2, 2009, TOT-SIBBNS determined there would be no further oil drilling operations under its existing contract for the current drilling season. TOT-SIBBNS has furloughed most employees (114 field and professional positions) until further notice. It is uncertain when or if drilling services under the existing contract will recommence. The contract for drilling services was temporarily suspended in January 2009 due to the inability of the customer to obtain necessary funding. TOT-SIBBNS’ equipment remains on-site and is expected to remain on-site through the summer. TOT-SIBBNS has incurred costs during the fourth quarter ended March 31, 2009 to secure its equipment on the job site and prepare for recommencement of drilling operations in the event the customer obtains the necessary financing to maintain the oil field license required to conduct operations.

As previously disclosed, the oil production business in Russia is seasonal and cyclical and is currently experiencing a down cycle in large part due to the recently lower prices relating to sale of a barrel of crude oil. While we are hopeful that drilling service demand will increase when the price of oil increases and/or the Russian government adjusts drilling license regulations and fee structures, we can provide no assurance that this will be the case. We may not know whether our drilling operations will be able to recommence with our existing customer or other customers until the end of 2009.

TOT-SIBBNS and its customers are subject to certain regulations and licensing requirements imposed by Russian law and government agencies, including regulations and contractual obligations relating to environmental hazards. The costs of compliance with these regulations and other obligations can be significant, particularly as the prices per barrel in the spot oil markets decline, which decline could have a significant impact on TOT-SIBBNS’ cost structures and those of its customers. The Russian Governmental Ecological Organization oversees compliance with regulations relating to the discharge of materials into the environment or otherwise relating to the protection of the environment. All oil drilling and exploration projects are submitted to the Governmental Ecological Organization for approval of material discharge quotas and for determination of fees to be paid (typically monthly) that are based on the description of operations and planned discharge of materials into the environment. Governmental authorities monitor compliance with the approved project plan. Violations can result in fines and penalties. In addition, we must obtain certain licenses for explosive and fire protection devices which are used in the drilling process. Actual drilling activities do not require a license.

KORLEA-TOT is our 51% joint venture with Korlea Invest Holding AG of Switzerland (“Korlea”) who is a provider and trader of energy assets in the Czech Republic. The joint venture, Korlea-TOT, established as of July 17, 2008, was expected to assist in the marketing of oil assets sourced by other TOT-Energy companies and contacts. There has been no activity to date with this joint venture.

Despite the setbacks experienced by TOT-SIBBNS, we are working to build a diversified portfolio of energy assets. To this end, from time to time, we may be engaged in various discussions to acquire businesses or formulate joint venture or other arrangements with energy companies located around the world. Our policy is not to disclose discussions or potential transactions until definitive agreements have been executed. Where appropriate, acquisitions will be financed with equity shares and this may result in substantial dilution to existing stockholders.

Several factors raise significant doubt as to our ability to continue operating as a going concern. These factors include our history of net losses and that we have recently commenced operations, and have a working capital deficit at March 31, 2009. We are dependent upon TGR or Mike Zoi (as a result of his controlling interest in TGR and our dependence on the Subscription Agreement with TGR) to fund our operations. Our independent auditors’ report on our financial statements for the year ended March 31, 2009 contains an explanatory paragraph about our ability to continue as a going concern. Management believes that our current operating strategy, as described in the preceding paragraphs, provides the opportunity for us to continue as a going concern; however, there is no assurance this will occur.

The current market situation is characterized by falling prices for drilling and exploration services, which has resulted in a general decline in orders as oil prices have fluctuated greatly during the past year. TOT-SIBBNS faces intense competition in its targeted markets. TOT-SIBBNS competes with a significant number of companies ranging in size from large well-known entities to a number of relatively small and highly specialized service providers, most of which have several production locations and significantly greater equipment and drilling capacity than the Company. TOT-SIBBNS’ principal methods of competition are price, quality of service, performance and speed of service performance. TOT-SIBBNS believes that it can effectively compete in certain markets based on its customer-oriented philosophy, highly skilled and professional workforce, historically low cost structure, high performance quality and reliability, and cost-effective solutions for its customers. However, as noted above, TOT-SIBBNS operates four drilling rigs and many larger competitors have significantly greater financial resources that will enhance their ability to withstand significant fluctuations in the price per barrel of oil and other economic and climatic volatility.

Our principal executive offices are located at 12100 N.E. 16 th Ave; Suite 210; Miami, FL 33161. Our telephone number is (305) 891-2288.

Employees

At March 31, 2009, the Company employed four people in the United States, including the Company’s CEO, CFO, a senior accountant and a secretary. In Russia, as of April 2, 2009, we have furloughed 114 people and there were 35 people working to maintain equipment, security and limited operations. The furloughed workers will either return to work as drilling resumes or be terminated after we make payment of salary due up to the date of furlough. None of our employees were represented by a union or collective bargaining agreement.

Item 1B.Unresolved Staff Comments

None.

Item 2. Description of Property

We currently lease office space on a month to month basis. We are seeking approximately 3,600 square feet of office space in Miami on a permanent basis. We own an office building in Omsk, Russia where we conduct the operations of TOT-SIBBNS. The building is approximately 3750 square feet.

Item 3. Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising in the normal course of operations. We are not currently a party to any such proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters and Purchases of Equity Securities

There currently is no established public trading market for our common stock. The number of shareholders of record of our common stock at March 31, 2009 was 202. The number of shareholders of record does not include beneficial owners of common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries. The principal markets for our stock were the Over The Counter Bulletin Board (OTCBB) and Pink Sheets LLC. On June 22, 2009, the price of our common stock last traded at $0.22 per share on the OTCBB.

The following table sets forth the high and low prices for our common stock for the quarterly periods indicated as reported by the OTCBB. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year	Quarter Ended	High	Low

2008	June 30, 2007	$0.14	$0.05
	September 30, 2007	$0.13	$0.06
	December 31, 2007	$0.10	$0.08
	March 31, 2008	$0.14	$0.08
2009	June 30, 2008	$0.12	$0.12
	September 30, 2008	$0.13	$0.13
	December 31, 2008	$0.07	$0.07
	March 31, 2009	$0.30	$0.07

We have not paid any cash dividends during the last two fiscal years and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Plan Shares Outstanding

The following table sets forth information as of March 31, 2009with respect to the Company’s 2004 Stock Option Plan, approved by our security holders. The 2004 Stock Option Plan authorizes the issuance of a maximum of 10,000,000 shares underlying options. The Company previously granted options to purchase a total of 4,825,000 shares of common stock, of which options to purchase 4,737,500 shares expired unexercised.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders.	1,200,000	$0.25	3,975,000

Recent Sales of Unregistered Securities

On August 7, 2008, our Board of Directors approved a Subscription Agreement dated August 7, 2008 (the “Subscription Agreement”) with TGR, wherein TGR committed to invest up to $2,000,000 in exchange for up to 100,000,000 shares of the Company's common stock for $0.02 per share. In addition, we granted TGR warrants to purchase up to 50,000,000 shares of common stock for $0.05 per share. These warrants may be exercised within five years from the date of grant. The shares and warrants are issuable under the Subscription Agreement upon the funding from time to time by TGR. The valuation date to determine the appropriate compensation charge is the last day of the quarter then ended.

For the quarter ended March 31, 2009, TGR was issued 10,697,250 shares of common stock of the Company and fully vested warrants to purchase 5,348,625 shares of common stock of the Company for $0.05 per share in exchange for funding of $213,945 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $1,390,643 was recorded for the quarter ended March 31, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value. This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

For the fiscal year ended March 31, 2009, TGR was issued an aggregate of 82,725,335 shares of common stock of the Company and fully vested warrants to purchase 41,362,168 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement. These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,654,507 of which $1,017,097 was cash and $637,410 related to refinancing of previously outstanding notes payable. A compensation charge of $8,827,218 was recorded for the fiscal year ended March 31, 2009. This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

On November 1, 2008, the Company entered into a Letter Agreement with Olympus Securities LLC (the “Agreement”). Under the Agreement, Olympus was appointed TOT Energy’s exclusive financial advisor and investment banker (collectively, the “Services”) for a period of seven (7) months. After expiration of this initial term, the Agreement is to automatically continue on a month-to-month basis, with each party having the right to terminate on thirty (30) days notice. The Agreement included a fee of one thousand dollars ($1,000) per month in return for the Services, except for the first month, where, instead of the monthly fee, the Company granted five (5) year warrants to Olympus to purchase one million (1,000,000) shares of the Company's common stock at ten cents ($.10) per share. The warrants were valued at $149,999 and were to be amortized over the seven-month term of the Agreement. The Agreement contains other provisions relating to payments of cash, stock and warrants in connection with any future financing or investment transaction completed through Olympus. The Company has not yet paid a cash fee or provided the abovementioned warrants to Olympus due to the failure by Olympus to provide meaningful investment banking services until world financial markets stabilized. Olympus has commenced providing strategic advice and other services to the Company and we are currently negotiating an amendment to the Agreement that will clarify payment and other terms, including issuance of securities, under the Agreement. The Company has amortized four months of the warrant charge and accrued this amount in the current period to reflect services provided.

At March 31, 2009, the Company had options to purchase 1,200,000 shares of common stock outstanding under its stock option plan, of which options to purchase 412,963 shares of common stock are vested, with an exercise price of $0.25 per share and with a remaining weighted average contractual term of 5.69 years. The Company also had warrants to purchase 41,362,168 shares of common stock outstanding at March 31, 2009 with a strike price of $0.05 per share and a remaining contractual term of 4.74 years pursuant to the Subscription Agreement.

The Company entered into a Sponsorship Agreement with American Speed Factory dated April 22, 2009, whereby the Company would receive certain promotional services and sponsorship rights to display the Company’s logo in connection with the 2009 Ferrari Challenge racing season in exchange for the issuance of 500,000 shares of restricted stock of the Company.

To partially offset the reduction in salary, the Company provided Mr. New with 25,000 shares of fully vested common stock in lieu of his March 31, 2009 cash bonus and 200,000 shares of common stock which vest monthly from April 1, 2009 to September 30, 2009. Other employees receiving salary reductions were granted a total of 50,000 shares of common stock vesting monthly between April 1, 2009 and September 30, 2009.

We believe that each of the foregoing securities transactions were exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, by virtue of Section 4(2) of the Securities Act which exempts transactions by an issuer not involving any public offering.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None (other than pursuant to the Subscription Agreement as described above).

Item 6. Selected Financial Data

Not Applicable.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Annual Report on Form 10-K contains forward -looking statements. These statements relate to our expectations, hopes, intentions or strategies regarding future events or future financial performance. Any statements contained in this report that are not statements of historical fact may be deemed forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue,” or the negative of such terms or other comparable terminology. Forward-looking statements include but are not limited to statements regarding: our future business plans; future sales of our product and services; introduction of new products and services; expected hiring levels; marketing plans; increases of selling, general and administrative costs; financing requirements and capital raising plans; successful integration and development of acquired businesses; regulatory and economic factors affecting the oil and gas business and other factors that may impact our acquisition and development strategy, some of which are beyond our control and difficult to predict. These statements are only predictions and are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. The following important factors, in addition to those discussed in our other filings with the Securities and Exchange Commission (the “Commission”) from time to time, and other unforeseen events or circumstances, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements: general economic conditions; competition; weather; our ability to raise capital; our ability to control costs; changes within our industries; new and upgraded products and services by us or our competitors; employee retention; sovereign risk; legal and regulatory issues; changes in accounting policies or practices; currency translation and exchange risks; and the market price of oil.

All forward-looking statements are based on information available to us on the date of this filing, and we assume no obligation to update such statements, although we will continue to comply with our obligations under the securities laws.

The following discussion should be read in conjunction with our other filings with the Commission and the consolidated financial statements and related notes included in this Annual Report.

General

We are working to build a diversified portfolio of energy assets. To this end, from time to time, we may be engaged in various discussions to acquire businesses or formulate joint venture or other arrangements with energy companies located around the world. Our policy is not to disclose discussions or potential transactions until definitive agreements have been executed. Where appropriate, acquisitions will be financed with equity shares and this may result in substantial dilution to existing stockholders.

On July 16, 2008, we entered into a Joint Venture Agreement (the “JV Agreement”) with Evgeny Bogorad (“Bogorad”), owner of Sibburnefteservis, Ltd. of Novosibirsk, Russia, an oil services company (“SIBBNS”). Pursuant to the JV Agreement, Bogorad has contributed certain of SIBBNS assets and personnel to a joint venture company named TOT-SIBBNS, Ltd., a Russian corporation (“TOT-SIBBNS”). An independent appraisal company has appraised the contributed assets at US$6,221,881.

At the closing on July 16, 2008, we issued to Bogorad 3,000,000 shares of our common stock in exchange for a 75% interest in TOT-SIBBNS. We are obligated to issue to Bogorad 2,000,000 additional shares of common stock upon TOT-SIBBNS obtaining US$10,000,000 in gross revenue during the three-year period following the closing. If TOT-SIBBNS achieves this gross revenue target and Bogorad continues to hold the shares issued pursuant to the JV Agreement on the third anniversary of the closing and the stock price is less than US$1.00 per share, then we, in our sole discretion, must either make an additional payment in cash or additional shares of stock to Bogorad in an amount equal to the difference in the value per share and US$1.00 multiplied by the total number of shares held by Bogorad, or, if we decline to make such payment, Bogorad may require us to return our interest in TOT-SIBBNS in exchange for a payment to us of the fair market value of any assets acquired directly by TOT-SIBBNS (other than the assets initially contributed to the Joint Venture by Bogorad pursuant to the JV Agreement) and 75% of the retained earnings, accounts receivable and cash of TOT-SIBBNS. Bogorad will act as the manager of TOT-SIBBNS. We have the ability to appoint a majority of the Board of Directors of TOT-SIBBNS.

TOT-SIBBNS provides exploration services to oil exploration and production companies located in and around Novosibirsk, Russia. TOT-SIBBNS owns and operates four oil drilling rigs that generate the majority of the revenues of TOT-SIBBNS. TOT-SIBBNS uses this equipment for drilling exploratory wells for fees. In addition, TOT-SIBBNS provides engineering services and well remediation services on a contract fee basis.

On April 2, 2009, TOT-SIBBNS, our joint venture servicing the oil and gas industry in Russia, determined there would be no further oil drilling operations under its existing contract for the current drilling season. TOT-SIBBNS has furloughed most employees (114 field and professional positions) until further notice. It is uncertain when or if drilling services under the existing contract will recommence. The contract for drilling services was temporarily suspended in January 2009 due to the inability of the customer to obtain necessary funding.  TOT-SIBBNS’ equipment remains on-site and is expected to remain on-site through the summer.

TOT-SIBBNS has incurred costs during the fourth quarter ended March 31, 2009 to secure its equipment on the job site and prepare for recommencement of drilling operations in the event the customer obtains the necessary financing to maintain the oil field license required to conduct operations.

As previously disclosed, the oil production business in Russia is seasonal and cyclical and is currently experiencing a down cycle in large part due to the recently lower prices relating to the selling price for a barrel of crude oil. While we are hopeful that drilling service demand will increase when the price of oil increases and/or the Russian government adjusts drilling license regulations and fee structures, we can provide no assurance that this will be the case. We may not know whether our drilling operations will be able to recommence with our existing customer or other customers until the end of 2009.

KORLEA-TOT is our 51% joint venture with Korlea Invest Holding AG of Switzerland (“Korlea”), a provider and trader of energy assets in the Czech Republic. The joint venture, Korlea-TOT, established as of July 17, 2008, was expected to assist in the marketing of oil assets sourced by other TOT-Energy companies and contacts.  There has been no activity to date with this joint venture.

Several factors raise significant doubt as to our ability to continue operating as a going concern. These factors include our history of net losses and that we have recently commenced operations, and have a working capital deficit as of March 31, 2009. We are dependent upon TGR or Mike Zoi (as a result of his controlling interest in TGR and our dependence on the Subscription Agreement with TGR) to fund our operations. Our independent auditors’ report on our financial statements for the year ended March 31, 2009 contains an explanatory paragraph about our ability to continue as a going concern. Management believes that our current operating strategy, as described in the preceding paragraphs, provides the opportunity for us to continue as a going concern; however, there is no assurance this will occur.

As of March 31, 2009, we leased temporary office space and intend to lease and furnish approximately 3,600 square feet of permanent office space in Miami, Florida. We also own a 3750 square foot building in Omsk, Russia where we operate TOT-SIBBNS.

Results of Operations for the Year Ended March 31, 2009 Compared to the Year Ended March 31, 2008

We had net income of $215,085, or $0.00 per share, for the year ended March 31, 2008 (“fiscal 2008”) compared to a net loss of $11,030,906, or $0.05 per share, for the year ended March 31, 2008 (“fiscal 2008”). Our total operating expenses for fiscal 2008 were $243,111 as compared to operating expenses for fiscal 2009 of $11,244,502.  Interest expense in fiscal 2008 was $110,464 compared to fiscal 2009 interest expense of $0.  Income from settlements of outstanding payables was $568,562 in fiscal 2008 compared to $0 in fiscal 2009.

TOT Energy, Inc. was not an operating company until the acquisition of TOT-SIBBNS in July 2008.  The fiscal 2008 expenses of TOT Energy, Inc. reflect non-operating winding down activities, principally creditor settlements and expenses incurred to remain current in our SEC filing obligations.  Our activity in fiscal 2008 was focused on settling outstanding payables and other liabilities.  Our operating expenses declined significantly during fiscal 2008 as we terminated product development activities and our remaining workforce.

There were no operating expenses related to TOT-SIBBNS in fiscal 2008. For fiscal 2009, our operating expenses consisted of $10,391,575 for TOT-Energy, Inc. and $852,927 relating to operating expenses at TOT-SIBBNS. The operating expenses of TOT Energy, Inc. of $10,391,575 in fiscal 2009 related primarily to compensation expense ($8,931,801) in connection with issuances of stock and warrants pursuant to the Subscription Agreement.  Payroll expenses were $656,702, professional fees for legal, accounting, consulting and tax preparation were $316,857 and other general and administrative expenses were $486,215 consisting primarily of travel, rent and investor relations expenses.  For fiscal 2008, operating expenses of $243,111 consisted of $47,020 in professional fees, $37,587 in payroll expenses, $21,140 in transfer agent fees and $137,364 in other general and administrative expenses.

Outstanding payables were settled at a discount in late fiscal 2008 and the Company recognized income of $568,562 and $0 from settlements in fiscal 2008 and fiscal 2009, respectively.

The non-controlling interest in loss of consolidated subsidiary was $0 in fiscal 2008 and $213,378 in fiscal 2009 as TOT-SIBBNS was purchased on July 16, 2008 and the fiscal 2009 amount relates to the 25% non-controlling interest in TOT-SIBBNS retained by our joint venture partner.

Liquidity and capital resources

At March 31, 2009, we had negative working capital of $765,507 and cash of $99,971.

Short term financing is provided by TGR Energy, LLC (“TGR”) as we require additional working capital, pursuant to a Subscription Agreement dated August 7, 2008 (the “Subscription Agreement”). TGR has agreed to provide up to $2,000,000 (the “Investment Amount”) in exchange for up to 100,000,000 shares of common stock and warrants to purchase up to 50,000,000 shares of common stock at an exercise price of $0.05 per share. Pursuant to the Subscription Agreement, TGR will fund the Investment Amount as required in our operational budget. TGR’s obligation to fund the Investment Amount will be reduced by any future third party funding or investment on terms no less favorable than those contained in the Subscription Agreement.

For the quarter ended March 31, 2009, TGR was issued 10,697,250 shares of common stock of the Company and fully vested warrants to purchase 5,348,625 shares of common stock of the Company for $0.05 per share in exchange for funding of $213,945 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $1,390,643 was recorded for the quarter ended March 31, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value.  This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

For the fiscal year ended March 31, 2009, TGR was issued an aggregate of 82,725,335 shares of common stock of the Company and fully vested warrants to purchase 41,362,168 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement.  These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,654,507 of which $1,017,097 was cash and $637,410 related to refinancing of previously outstanding notes payable.  A compensation charge of $8,827,218 was recorded for the fiscal year ended March 31, 2009. This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

Critical Accounting Policies and Estimates

Our significant accounting policies are described more fully in Note 1 to our consolidated financial statements.  Management is required to make certain estimates and assumptions during the preparation of our financial statements in accordance with generally accepted accounting principles.  These estimates and assumptions impact the reported amount of assets and liabilities as well as disclosures regarding any contingencies.  Actual results could differ from estimates and this could impact reported net income or the value of our assets and liabilities.

In applying estimates, management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by outside sources, trade journals and other sources, as appropriate.

Deferred Taxes.  Estimates of deferred income taxes and items giving rise to deferred tax assets and liabilities reflect management’s assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and the probability of the realization.  Actual income taxes could vary from these estimates for a variety of reasons including changes in tax law, operating results that vary from budget or the review of our tax returns by the IRS.

Valuation of stock based compensation.  Stock based compensation has been provided by the Company in order to preserve the cash flow necessary to grow our business.  In addition, we entered into the Subscription Agreement described above to strengthen our available sources of capital.  We believe the estimate of stock based compensation is a “critical accounting estimate” that significantly affects our results of operations.  Management of the Company has discussed the development and selection of this critical accounting estimate with our board of directors and the board of directors has reviewed the Company’s disclosure relating to it in this Report.

Off-balance sheet arrangements

At March 31, 2009, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.

Recently Issued Accounting Pronouncements

In May 2008, the FASB issued Statement of Financial Accounting Standards No 165 (SFAS No. 165), Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company does not expect that this Statement will result in a change in current practice.

In April 2009, the FASB issued three related FASB Staff Positions (“FSP”): (i) FSP FAS No. 115-2 and FAS No. 124-2, “Recognition of Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”), (ii) FSP FAS No. 107-1 and Accounting Principles Board Opinion (“APB”) No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”), and (iii) FSP FAS No. 157-4, “Determining the Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4), which are effective for interim and annual reporting periods ending after June 15, 2009 and will be effective for us beginning in the first quarter of fiscal 2010. FSP FAS 115-2 and FAS 124-2 amend the other-than-temporary impairment guidance in U.S. GAAP for debt securities to modify the requirement for recognizing other-than-temporary impairments, change the existing impairment model, and modify the presentation and frequency of related disclosures. FSP FAS 107-1 and APB 28-1 require disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). We are currently evaluating the impact of adopting these Staff Positions, but we do not expect the adoption to have a material impact on our consolidated financial position, results of operations or cash flows.

In May, 2008, the FASB issued Statement No. 162, Hierarchy of Generally Accepted Accounting Principles , which simply moves the requirements related to which authoritative literature to look to first from the audit standards to GAAP.  SFAS 162 is effective 60 days following the SEC's approval of the PCAOB’s amendments to AU Section 411, The Meaning of   Present Fairly in Conformity with Generally Accepted Accounting Principles

In March, 2008, the Financial Accounting Standards Board released Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities .  This standard requires enhanced disclosure about a company’s derivatives and hedging to help investors understand their impact on a company’s financial position, financial performance and cash flows.  SFAS 161 is effective for periods beginning after November 15, 2008, with early application encouraged. We do not hedge and we currently do not deal with derivative instruments. Management does not see an impact from this standard at this time.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” and SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements.” These Statements replace FASB Statement No. 141, “Business Combinations,” and requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS No. 141(R) also makes significant amendments to other Statements and other authoritative guidance. The Statement is effective for years beginning on or after December 15, 2008.  Adoption of SFAS 141(R) is not expected to have a significant impact on our existing financial condition and results of operations.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

We do not have material exposure to market risks associated with changes in interest rates related to cash equivalent securities held at March 31, 2009.

Item 8.  Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
TOT Energy, Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheets of TOT Energy, Inc. (the “Company”) as of March 31, 2008 and 2009, and the related consolidated statements of operations, changes in stockholders’ deficiency in assets and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TOT Energy, Inc. as of March 31, 2008 and 2009, and the related consolidated statements of operations, changes in stockholders’ deficiency in assets and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has experienced recurring losses and has a working capital deficit at March 31, 2009. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Daszkal Bolton LLP

Jupiter, Florida
June 30, 2009

TOT ENERGY, INC.
CONSOLIDATED BALANCE SHEETS

	March 31, 2008	March 31, 2009
ASSETS
Current assets
Cash	$88,007	$99,971
Deposits	-	6,000
Inventories	-	31,174
Prepaid expenses and other assets	20,500	2,220
Total current assets	108,507	139,365

Fixed assets
Building	-	160,649
Machinery and equipment	-	3,053,933
Less: accumulated depreciation	-	(308,452)
Total fixed assets (net)	-	2,906,130

Other Assets
Accounting software license	1,197	-
Total assets	$109,704	$3,045,495

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY) IN ASSETS
Current liabilities
Accounts payable	$15,193	$51,130
Accrued expenses	32,641	853,743
Due to related parties	500,000	-
Total liabilities	547,834	904,873

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIENCY) IN ASSETS
Preferred stock ($.001 par value, 100,000,000 shares authorized and no shares issued and outstanding)	-	-
Common stock ($.001 par value, 800,000,000 shares authorized and 214,507,773 and 300,583,108 shares issued and outstanding)	214,508	300,583
Treasury stock, at cost; 250,000 shares	(62,500)	(62,500)
Paid in capital	5,115,356	19,940,319
Accumulated other comprehensive income	-	(1,176,614)
Accumulated deficit	(5,705,494)	(16,722,953)
Noncontrolling interest	-	(138,213)
Total equity	(438,130)	2,140,623
Total liabilities and stockholders' equity (deficiency) in assets	$109,704	$3,045,495

See accompanying notes

TOT ENERGY, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

	Twelve Months Ended March 31,2008	Twelve Months Ended March 31,2009

Sales	$98	$-
Cost of sales	-	-
Gross Profit	98	-

Operating Expenses
General and administrative	243 , 111	11,244,502
Loss from operations	(243,013)	(11,244,502)

Non-operating income (expenses)
Interest expense, net	(110,464)	-
Other income (expense)	-	218
Income from settlements	568, 562	-

Income (loss) before income tax provision	215,085	(11,244,284)
Income tax provision	-	-
Net income (loss)	215,085	(11,244,284)
Add: Net loss attributable to the noncontrolling interest	-	213,378
Net income (loss) attributable to TOT Energy, Inc.	215,085	(11,030,906)

Other comprehensive income (loss)
Foreign Currency translation loss	-	(1,176,614)
Comprehensive income (loss)
	215,085	(12,207,520)

Net income (loss) per share - basic and diluted	$0.00	$(0.05)

Weighted average number of common shares outstanding - basic and diluted	104,183,619	236,191,569

See accompanying notes.

TOT ENERGY, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS’ DEFICIENCY IN ASSETS

							Accumulated			Total
						Additional	Other			Stockholders'
	Preferred Stock		Common Stock		Treasury	Paid in	Comprehensive	Non-controlling	Accumulated	Equity (Deficiency)
	Shares	Amount	Shares	Amount	Stock	Capital	Income	interest	Deficit	in Assets
Balance at March 31, 2007	-	$-	100,757,773	$100,758	$(62,500)	$1,109,712	$	$-	$(5,920,579)	$(4,772,609)
Stock options granted	-	-	-	-	-	-	-	-	-	-
Stock options vested	-	-	-	-	-	8,000	-	-	-	8,000
Shares issued for debt	-	-	113,500,000	113,500	-	3,657,297	-	-	-	3,770,797
Related party debt settlement	-	-	-	-	-	320,597		-	-	320,597
Shares issued to former employee			250,000	250		19,750				20,000
Net income	-	-	-	-	-	-	-	-	215,086	215,086
Balance at March 31, 2008	-	-	214,507,773	214,508	(62,500)	5,115,356	-	-	(5,705,496)	(438,133)
Net loss	-	-	-	-	-	-	-	-	(303,287)	(303,287)
Balance at June 30, 2008	-	$-	214,507,773	$214,508	$(62,500)	$5,115,356	$-	$-	$(6,008,783)	$(741,419)
Stock options granted	-	-	-	-	-	-	-	-		-
Stock options vested	-	-	-	-	-	14,444	-	-	-	14,444
Shares issued pursuant to TOT-SIBBNS joint venture	-	-	3,000,000	3,000	-	4,372,480	-	-	-	4,375,480
Shares and warrants to be issued pursuant to subscription agreement	-	-	5,157,600	5,158	-	1,827,650	-	-	-	1,832,808
Foreign currency exchange	-	-	-	-	-	-	(15,920)	-	-	(15,920)
Shares issued for services pursuant to formation of Korlea-TOT	-	-	350,000	350	-	45,150	-	-	-	45,500
Net loss	-	-	-	-	-	-	-	-	(2,160,261)	(2,160,261)
Balance September 30, 2008	-	$-	223,015,373	$223,016	$(62,500)	$11,375,080	$(15,920)	$-	$(8,169,044)	$3,350,632
Stock options granted	-	-	-	-	-	-	-	-	-	-
Stock options vested	-	-	-	-	-	8,519	-	-	-	8,519
Shares and warrants issued pursuant to subscription agreeements	-	-	66,870,485	66,870	-	6,954,496	-	-	-	7,021,366
Foreign currency exchange	-	-	-	-	-	-	(681,285)	-	-	(681,285)
Net income	-	-	-	-	-	-	-	-	(6,328,588)	(6,328,588)
Balance December 31, 2008	-	$-	289,885,858	$289,886	$(62,500)	$18,338,095	$(697,205)	$-	$(14,497,632)	$3,370,644
Stock options granted	-	-	-	-	-	-	-	-	-	-
Stock options vested	-	-	-	-	-	8,333	-	-	-	8,333
Shares and warrants issued pursuant to subscription agreeements	-	-	10,697,250	10,697	-	1,593,891	-	-	-	1,604,588
Foreign currency exchange	-	-	-	-	-	-	(479,409)	-	-	(479,409)

Net loss	-	-	-	-	-	-	-	(138,213)	(2,225,321)	(2,363,534)
Balance March 31, 2009	-	$-	300,583,108	$300,583	$(62,500)	$19,940,319	$(1,176,614)	$(138,213)	$(16,722,953)	$2,140,622

See accompanying notes.

TOT ENERGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	March 31, 2008	March 31, 2009
Cash flows from operating activities:
Net income (loss)	$215,085	$(11,030,906)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	-	304,452
Amortization of accounting software license	-	1,197
Decrease in noncontrolling interests	-	(162,325)
Share Based Compensation	28,000	8,88 1, 051
Non cash interest expense	110,464	-
Settlement of accounts payable	(307,651)
Settlement of accrued severance	(260,911)
		-
Changes in assets and liabilities, net of acquistions		-
and the effect of consolidation of equity affiliates:		-
Prepaid expenses	(15,367)	18,280
Software license	(1,197)	-
Inventories	-	(31,174)
Deposits	-	(6,000)
Accounts payable	(60,222)	35,937
Accrued expenses	(178,445)	821,101
Total adjustments	(685,329)	9,862,519
Net cash used in operating activities	(470,244)	(1,168,387)

Cash flows from investing activities:
Investment in joint venture Korlea -TOT	-	-
Purchase of equipment	-	(8,643)
Net cash used in investing activities	-	(8,643)

Cash flows from financing activities:
Contributed capital from equity investors	-	1, 017,097
Contributed capital for Korlea-TOT joint venture	-	37,561
Increase in related party payables	-	117,865
Decrease in related party payables	-	-
Note payable related party	558,000	-
Net cash provided by financing activities	558,000	1 ,172,523

Eff ect of exchange rate changes on cash	-	16,471

Net increase in cash	87,756	11,965

Cash at beginning of period	251	88,007
Cash at end of period	$88,007	$99,972

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for:
Interest	$-	$-
Income taxes	$-	$-

Non-cash investing and financing activities:
Related party debt and accrued interest to be exchanged for equity	$3,771,047	$637,410
Common stock issued to form joint venture TOT-SIBBNS	$-	$4,375,480
Common stock issued for services provided information of joint venture Korlea-TOT	$-	$45,500
Common stock issued pursuant to subscription agreement	$-	$8,858,514

See accompanying notes.

TOT ENERGY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

TOT Energy, Inc. (the “Company”), formerly Splinex Technology, Inc., was organized on February 6, 2004 under the laws of the State of Delaware as a wholly-owned subsidiary of Splinex, LLC, a Florida limited liability company, and was the surviving entity pursuant to a merger with Ener1 Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Ener1, Inc., a Florida corporation. The Company initially intended to develop advanced technologies in the three-dimensional or 3D computer graphics industry. Under an agreement effective April 1, 2004 (the “Contribution Agreement”), Splinex, LLC contributed substantially all of its assets, liabilities and operations to the Company. The Company began its development stage activity on October 28, 2003 (“Inception”), the date of formation of Splinex, LLC, and ended development stage activity on July 16, 2008 when the Company acquired a 75% interest in the TOT-SIBBNS joint venture and began operations in the oil and gas service industry.

Basis of Consolidation

The interim financial statements include the accounts of TOT Energy, Inc., the accounts of the Company’s 75% joint venture, TOT- SIBBNS, a limited liability company formed under the laws of Russia (also known as the Russian Federation) and the accounts of our 51% joint venture, Korlea-TOT, a limited liability company formed under the laws of the Czech Republic. All material intercompany accounts and transactions have been eliminated in this consolidation.

Business Activity

The Company is working to build a diversified portfolio of energy assets. To this end, from time to time, the Company may be engaged in various discussions to acquire businesses or formulate joint venture or other arrangements with energy companies located around the world. Where appropriate, acquisitions will be financed with equity shares and this may result in substantial dilution to existing stockholders. Prior to 2008, the Company developed computer software products.

TOT-SIBBNS provides exploration services to oil exploration and production companies located in and around Novosibirsk, Russia. TOT-SIBBNS owns and operates four oil-drilling rigs that generate the majority of the revenues of TOT-SIBBNS. TOT-SIBBNS uses this equipment for drilling exploratory wells for fees. In addition, TOT-SIBBNS provides engineering services and well remediation services on a contract fee basis.

KORLEA-TOT is the Company’s 51%-owned joint venture with Korlea Invest Holding AG of Switzerland (“Korlea”) who is a provider and trader of electricity in the Czech Republic. Korlea-TOT was expected to assist in the marketing of oil assets sourced by other TOT-Energy companies and contacts.  There has been no activity to date with this joint venture..

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of expenses for the period presented. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid money market investments purchased with an original maturity of three months or less. At March 31, 2008 and March 31, 2009, the Company had no cash equivalents. The Company maintains its U.S. Dollar-denominated cash in a bank deposit account, the balance of which, at times, may exceed federally insured limits. Bank accounts in the United States are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.  At March 31, 2009, and March 31, 2008, the United States bank balances did not exceed the FDIC limit.  The Company also maintains bank balances in Russia and the Czech Republic and at March 31, 2009, the balance was $76,656.  At March 31, 2008, there were no overseas bank balances.  The non-United States bank balances are not insured and there is risk of loss in the event such banks should fail.

Inventories

Inventories are purchased primarily for the needs of production and used during the normal operating cycle.   Items in inventory include fuel, cables, lubricants, construction materials and other miscellaneous items recorded at cost.  Costs for freight or other acquisition expenses are charged to operations in the period they are incurred.  Inventory is reduced using the average cost by item.

Fixed Assets

The Company depreciates its building over a term of 20 years.  Machinery and Equipment are depreciated over lives ranging from 3 years to 10 years depending on the equipment.  The Company uses lives of three years for office equipment, five years for most pieces of drilling equipment and ten years for our four drills.  All of the Company assets are depreciated on a straight-line basis for financial statement purposes.

Foreign Currency Transactions

The Company’s primary operations are conducted outside the United States and we use foreign currencies to operate our consolidated foreign subsidiaries. Quarterly income and expense items are translated into U.S. dollars using the average interbank rate for the three-month period. Assets and liabilities are translated into U.S. dollars using the interbank rate as of the balance sheet date. Equity items are translated at their historical rate. The Company does not engage in any currency hedging activities.

Revenue Recognition

The Company recognizes revenues from its contract on the completed contract method due to uncertainty in counterparty performance and collections under its terms.  Under the completed contract method, revenues and costs are included in operations when the contract is completed.  Any losses expected to be incurred are charged to operations in the period that such losses are probable.

Net Loss Per Share

Basic net loss per common share is computed by dividing net loss applicable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares issuable upon exercise of common stock options or warrants. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive.

At March 31, 2009, the Company had outstanding vested stock options to purchase 412,963 shares of common stock and warrants to purchase 41,363,168 shares of common stock.  For the twelve months ended March 31, 2009, these securities are excluded from the earnings per share calculation because their inclusion would be anti-dilutive.

At March 31, 2008, the Company had 100,000 options exercisable.  The Company recorded a $8,000 compensation expense for these options in fiscal 2008.  During fiscal 2009, the Company issued 1,100,000 options of which 312,963 were exercisable at March 31, 2009.  The Company also issued 82,725,335 shares of common stock and warrants to purchase 41,362,168 shares of common stock in exchange for $1,654,507 pursuant to the terms of its subscription agreement with TGR Energy, LLC (see Notes 8, 9 and 11).

Fair Value of Financial Instruments

The Company’s financial instruments consist mainly of cash deposits, short-term payables and borrowings under related party payables. The Company believes that the carrying amounts of third-party financial instruments approximate fair value, due to their short-term maturities and the related party payables are interest bearing and payable on demand.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes indicate that the carrying amount of an asset or group of assets may not be recoverable. No impairment losses were recorded during fiscal 2008 and fiscal 2009.

NOTE 2. GOING CONCERN CONSIDERATIONS

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company had been in the development stage until the second quarter of 2008 and has had minimal revenues since Inception. Management recognizes that the Company must raise capital sufficient to fund business activities until such time as it can generate sufficient revenues and net cash flows in amounts necessary to enable it to continue in existence. These factors include our history of net losses and that minimal revenues have been earned to date. The Company is dependent upon TGR Energy, LLC or Mike Zoi (as a result of his controlling interest in TGR and the Company’s dependence on the Subscription Agreement with TGR) to fund its operations. The Company’s independent auditors’ report on its financial statements for the year ended March 31, 2009 contains an explanatory paragraph about our ability to continue as a going concern. Management believes that its current operating strategy, as described herein, provides the opportunity for the Company to continue as a going concern; however, there is no assurance this will occur.

NOTE 3. SEGMENT INFORMATION

The Company’s sole reportable business segment is the oil and gas services sector. The Company’s accounting policies for segments are the same as those described in the summary of significant accounting policies.

NOTE 4. CONTRACT ACCOUNTING

The Company accounts for its long-term contracts using the completed contract method of revenue recognition due to increasing uncertainties relating to its sole customer’s ability to continue to finance the existing contract to completion.  The completed contract method recognizes income only when the contract is substantially complete.  Project costs and related revenues are accumulated and are reflected in operations only when an estimated loss is probable.  The contract will be deemed complete when our customer agrees that each milestone contained in the contract has been met.

Billed contract receivables consist of amounts due under our sole contract for fiscal 2009, which has been stopped due to lack of financing by our customer.   We have fully reserved for uncollected billings and for costs in excess of billings in the amount of $270,582.  There are no revenues or costs charged to operations for the fiscal year ended March 31, 2008 or 2009 under the completed contract method. For more information, see Note 1 –  “Summary of Significant Accounting Policies – Revenue Recognition” above.

NOTE 5.  JOINT VENTURES

On July 18, 2008, the Company executed an agreement to acquire a 75% controlling interest in TOT-SIBBNS, a limited liability company organized under the laws of the Russian Federation. Pursuant to the Joint Venture Agreement, the owner (the “JV Partner”) of Sibburnefteservis, Ltd. of Novosibirsk, Russia (“SIBBNS”) contributed certain assets of SIBBNS to TOT SIBBNS in exchange for 3,000,000 shares of the Company’s common stock. The assets were appraised at more than $6 million at the time of contribution and the Company is obligated to issue an additional 2,000,000 shares to the JV Partner when TOT SIBBNS achieves $10,000,000 in cumulative revenues. If on the third anniversary of the joint venture agreement, the Company’s stock price is not at least $1.00 per share, the Company will have the option of making an additional payment to the JV Partner or returning the Company’s interest in the joint venture to the JV Partner.

The Company formed a joint venture, Korlea-TOT Energy s.r.o., in July 2008 with its Czech Republic partner Korlea Invest. The Company invested $56,000 to provide the 51% of share capital that the Company owns for this limited liability company in the Czech Republic. The Company financed this investment through a related party note with Kazo, LLC. Korlea-TOT Energy s.r.o. will engage in marketing and trading of oil and natural gas in Eastern Europe. The Company issued Alexander Kaplan 350,000 newly issued shares of Company stock for his assistance in completing this transaction.

NOTE 6. BUILDING, MACHINERY AND EQUIPMENT

Building, machinery and equipment consisted of the following at March 31, 2008 and 2009:

	2008	2009
Building	$-	$160,649
Machinery and Equipment	4,000	3,053,933
	4,000	3,214,582
Less accumulated depreciation	(4,000)	(308,452)
	$-	$2,906,130

Depreciation expense was $0 and $304,452 for 2008 and 2009 respectively.

NOTE 7. ACCRUED EXPENSES

Accrued expenses represent expenses that are owed at the end of the period and either have not been billed by the provider or are expenses that are estimated for services provided. At March 31, 2009 and March 31, 2008, accrued expenses consisted of the following:

	March 31, 2008	March 31, 2009
Professional Fees	$30,000	$39,968
Taxes payable	—	104,535
Accrued cost of software license	2,392	—
Accrued wages	—	509,090
Other accrued expenses	249	200,150
	$32,641	$853,743

NOTE 8. STOCKHOLDERS’ EQUITY

The Company is authorized to issue 800,000,000 shares of common stock, par value of $0.001 per share. Each holder of common stock is entitled to one vote for each share held. The Company is authorized to issue 100,000,000 shares of preferred stock, par value $0.001 per share, which may be divided into series with the designations, powers, preferences, and relative rights and any qualifications, limitations or restrictions as determined by the Company’s board of directors.

Under an Exchange Agreement dated December 18, 2007, the Company agreed to issue 113,500,000 newly issued shares of common stock of the Company to TGR Energy, LLC, of which 8,500,000 shares were issued to Bzinfin, S.A., a British Virgin Islands limited corporation that is indirectly owned by an affiliate of the Ener1 Group, and 2,125,000 shares were issued to Alexander Malovik, a principal of Splinex, LLC, in exchange for the Bzinfin and Ener1 Group notes totaling $3,688,132.  TGR Energy, LLC owned 98,157,334 shares of common stock of the Company as of December 17, 2007, and after the completion of the Exchange Agreement transactions owned an aggregate of 201,032,334 shares of common stock of the Company as of December 18, 2007. The Company had a total of 100,757,773 shares of common stock outstanding at December 17, 2007 and 214,507,773 shares of common stock outstanding at December 18, 2007.

On August 7, 2008, the Board of Directors approved a Subscription Agreement dated August 7, 2008 (the “ Subscription Agreement”) with TGR Energy, LLC (“TGR”), wherein TGR committed to invest up to $2,000,000 in exchange for up to 100,000,000 shares of the Company's common stock for $0.02 per share. In addition, the Company granted TGR warrants to purchase up to 50,000,000 shares of common stock for $0.05 per share. These warrants may be exercised within five years from the date of grant. The shares and warrants are issuable under the Subscription Agreement upon the funding from time to time by TGR. The valuation date to determine the appropriate compensation charge is the last day of the quarter then ended.

On August 13, 2008, the Board of Directors approved (i) the issuance of fully vested options to purchase 100,000 shares of common stock to Curtis Wolfe for his services as a board member of the Company and (ii) the issuance of options to purchase 1,000,000 shares of common stock to Jonathan New for his services as Chief Financial Officer. Mr. Wolfe abstained from discussion of his option grants. Mr. New’s stock options will vest ratably over three years. Both sets of options have a life of 7 years from the date of grant and a strike price of $0.25 per share. Utilizing a Black-Scholes valuation model, at September 30, 2008, the Company recorded compensation expense of $0.10 per share or $10,000 for options granted to Mr. Wolfe and $4,444 for vested options of Mr. New.  For the quarter and year ended March 31, 2009, the Company recorded compensation expense of $0.10 per share or $8,333 and $21,296, respectively, for vested options of Mr. New.

On August 25, 2008, in consideration for activities that resulted in the successful joint venture with Korlea-TOT, the Company issued 350,000 shares of restricted TOT-Energy, Inc. common stock to Kaplan Capital, LLC. The stock provided for services was valued based on the market price per share on date of issuance ($0.13 per share) and the Company recorded compensation expense of $45,500.

On November 1, 2008, the Company entered into a Letter Agreement with Olympus Securities LLC (the “Agreement”). Under the Agreement, Olympus was appointed TOT Energy’s exclusive financial advisor and investment banker (collectively, the “Services”) for a period of seven (7) months. After expiration of this initial term, the Agreement is to automatically continue on a month-to-month basis, with each party having the right to terminate on thirty (30) days notice. The Agreement included a fee of one thousand dollars ($1,000) per month in return for the Services, except for the first month, where, instead of the monthly fee, the Company granted five (5) year warrants to Olympus to purchase one million (1,000,000) shares of the Company's common stock at ten cents ($.10) per share. The warrants were valued at $149,999 and were to be amortized over the seven-month term of the Agreement. The Agreement contains other provisions relating to payments of cash, stock and warrants in connection with any future financing or investment transaction completed through Olympus. The Company has not yet paid a cash fee or provided the abovementioned warrants to Olympus due to the failure by Olympus to provide meaningful investment banking services until world financial markets stabilized.  Olympus has commenced providing strategic advice and other services to the Company and we are currently negotiating an amendment to the Agreement that will clarify payment and other terms, including issuance of securities, under the Agreement. The Company has amortized four months of the warrant charge and accrued this amount in the current period to reflect services provided.

For the quarter ended March 31, 2009, TGR was issued 10,697,250 shares of common stock of the Company and fully vested warrants to purchase 5,348,625 shares of common stock of the Company for $0.05 per share in exchange for funding of $213,945 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $1,390,643 was recorded for the quarter ending March 31, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value.

For the fiscal year ended March 31, 2009, TGR was issued an aggregate of 82,725,335 shares of common stock of the Company and fully vested warrants to purchase 41,362,168 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement.  These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,654,507 of which $1,017,097 was cash and $637,410 related to refinancing of previously outstanding notes payable.  A compensation charge of $8,827,218 was recorded for the fiscal year ended March 31, 2009. This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

At March 31, 2009, the Company had options to purchase 1,200,000 shares of common stock outstanding under its stock option plan, of which options to purchase 412,963 shares of common stock are vested, with an exercise price of $0.25 per share and with a remaining weighted average contractual term of 5.69 years. The Company also had warrants to purchase 41,362,168 shares of common stock outstanding at March 31, 2009 with a strike price of $0.05 per share and a remaining contractual term of 4.74 years pursuant to the Subscription Agreement.

NOTE 9. STOCK OPTIONS AND STOCK GRANTS

For fiscal 2008, options to purchase 100,000 shares of common stock were granted under the Company’s stock option plan to a director as compensation as a member of the board of directors.

For fiscal 2009, options to purchase 1,100,000 shares of common stock were granted under the Company’s stock option plan.  Options to purchase 100,000 shares were granted to a director as compensation as a member of the board of directors and options to purchase 1,000,000 shares were granted to the Chief Financial Officer as part of his incentive compensation.  The options to purchase 1,000,000 shares vest monthly over three years and compensation charges for these shares are amortized over the three year period.  The following table details the charges to income and assumptions used to derive these charges:

ITEM	2008	2009
Charge to income (compensation expense)	$8,000	$31,296
Volatility	250%	323%
Stock price	$0.08	$0.12
Strike Price	$0.25	$0.25
Option life	5 years	7 years
Risk free rate	5.0%	3.5%
Vesting	100% at grant	Options to purchase 100,000 shares are vested 100% at grant date. Options to purchase 1,000,000 shares vest monthly over 3 years

NOTE 10. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts of assets and liabilities used for income tax purposes.  At March 31, 2008 and 2009, the Company had cumulative federal net operating loss carry forwards (NOL) of approximately $5.5 million and $5.5 million, respectively.  Of these amounts, $0 and approximately $640,000 relates to our Russian subsidiary, TOT-SIBBNS for fiscal 2008 and 2009 respectively.  The Company estimates that 24% is the proper tax rate for the Russian foreign loss and we estimate this loss will expire in 10 years (2019).  The Company has determined that the net operating loss may not be realized and a valuation allowance has been recorded for the full amount of the tax loss carryforward.

The Company is deliquent in filing its federal tax returns for several years. However, since the Company did not record profits, it owes no tax, but may be subject to certain fines and penalties. The NOL expire beginning in December 2025. Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of any of the Company's net operation loss and credit carry forwards will be limited.

The net provision (benefit) for income taxes consisted of the following at March 31, 2008 and 2009:

	2008	2009
Current Federal income taxes	$-	$-
Deferred income tax benefit
Domestic	(215,000)	(494,976)
Foreign	-	(153,632)
Valuation allowance	215,000	648,608
Total income tax provision	$-	$-

Significant components of the Company's deferred tax assets at March 31, 2008 and 2009 are as follows:

	2008	2009
Net operating loss carryforwards	$1,930,000	$2,758,608
Accrued compensation and other	180,000	509,090
	2,110,000	3,267,698
Valuation allowance for deferred tax assets	(2,110,000)	(3,267,698)
Net deferred tax asset	$-	$-

Reconciliation between actual income taxes and amounts at March 31, 2008 and 2009 computed by applying the federal statutory rate of 34% to pre-tax loss is summarized as follows:

	2008	2009
U. S. Federal statutory rate on loss before income taxes	34.0%	34.0%
Benefit of lower foreign tax rates	0.0%	-3.0%
State income tax, net of federal tax benefit	3.6%	3.6%
Increase in valuation allowance	-37.6%	-34.6%
Total income tax provision	0.0%	0.0%

NOTE 11. RELATED PARTY TRANSACTIONS

On August 7, 2008, the Company and TGR, which held 94% of the Company’s outstanding common stock, entered into the Subscription Agreement described above pursuant to which TGR has agreed to provide funding of up to $2,000,000 (the “Investment Amount”) in exchange for up to 100,000,000 shares of the Company’s common stock and warrants to purchase up to 50,000,000 shares of the Company’s common stock at an exercise price of $0.05 per share. Pursuant to the Subscription Agreement, TGR will fund the Investment Amount as required in the Company’s operational budget. TGR’s obligation to fund the Investment Amount will be reduced by any future third party funding or investments in the Company on terms no less favorable than those contained in the Subscription Agreement.

For the quarter ended March 31, 2009, TGR was issued 10,697,250 shares of common stock of the Company and fully vested warrants to purchase 5,348,625 shares of common stock of the Company for $0.05 per share in exchange for funding of $213,945 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $1,390,643 was recorded for the quarter ending March 31, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value.

For the fiscal year ended March 31, 2009, TGR was issued an aggregate of 82,725,335 shares of common stock of the Company and fully vested warrants to purchase 41,362,168 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement.  These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,654,507 of which $1,017,097 was cash and $637,410 related to refinancing of previously outstanding notes payable.  A compensation charge of $8,827,218 was recorded for the fiscal year ended March 31, 2009. This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

NOTE 12. DEBT DUE TO RELATED PARTIES

During the quarter ended December 31, 2008, using the proceeds from the Subscription Agreement described above, the Company repaid $637,410 in related party loans.  As of March 31, 2009, the Company had no outstanding related party obligations.

NOTE 13. TGR RESTRUCTURING

In December 2007, a related party structured a transaction that provided funds to the Company to settle its existing debts at a discount to the face amount of the obligations, restructured certain notes payable which was exchanged for newly issued common shares of the Company, and gave TGR substantial majority of the outstanding common shares (see Note 8 for more information).

NOTE 14. SUBSEQUENT EVENTS

Up until May 15, 2009, Mr. New’s base salary was $140,000 with a $30,000 bonus payable quarterly for meeting agreed upon objectives.  On May 15, 2009, Mr. New’s base salary was reduced from $140,000 to 91,000 and his bonus was reduced from $30,000 to $19,500 annually.

To partially offset the reduction in salary, the Company provided Mr. New with 25,000 shares of fully vested common stock in lieu of his March 31, 2009 cash bonus and 200,000 shares of common stock which vest monthly from April 1, 2009 to September 30, 2009.  A compensation charge of $11,000 will be recorded in the first quarter of fiscal 2010 (June 30, 2009) and a compensation charge of $11,000 will be recorded in the second quarter of 2010 (September 30, 2009) which reflects the market value per share ($0.11) on the first trading day after the date of grant.

Other employees (other than officers and directors) receiving salary reductions were granted a total of 50,000 shares of common stock vesting monthly between April 1, 2009 and September 30, 2009.  The Company expects to record compensation expense of $2,582 in the first quarter of fiscal 2010 and $1,375 in the second quarter of 2010 to reflect the market value of stock provided in lieu of cash compensation.  Both of these charges were calculated using the price per share of common stock ($0.11) on the first trade after the date of grant.

On April 2, 2009, TOT-SIBBNS determined there would be no further oil drilling operations under its existing contract for the current drilling season. TOT-SIBBNS has furloughed most employees (114 field and professional positions) until further notice. It is uncertain when or if drilling services under the existing contract will recommence. The contract for drilling services was temporarily suspended in January 2009 due to the inability of the customer to obtain necessary funding.  TOT-SIBBNS’ equipment remains on-site and is expected to remain on-site through the summer.

TOT-SIBBNS has incurred costs during the fourth quarter ended March 31, 2009 to secure its equipment on the job site and prepare for recommencement of drilling operations in the event the customer obtains the necessary financing to maintain the oil field license required to conduct operations.

The oil production business in Russia is seasonal and cyclical and is currently experiencing a down cycle in large part due to the recently lower prices relating to the sales price for a barrel of crude oil. While we are hopeful that drilling service demand will increase when the price of oil increases and/or the Russian government adjusts drilling license regulations and fee structures, we can provide no assurance that this will be the case. We may not know whether our drilling operations will be able to recommence with our existing customer or other customers until the end of 2009.

The Company entered into a Sponsorship Agreement with American Speed Factory dated April 22, 2009, whereby the Company would receive certain promotional services and sponsorship rights to display the Company’s logo in connection with the 2009 Ferrari Challenge racing season in exchange for the issuance of 500,000 shares of restricted stock of the Company.  This arrangement is valued at $55,000, which will be recorded as an advertising expense in the first quarter financial results.

Item 9.   Changes and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A(T).    Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure . In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of March 31, 2009, we continue to develop our core activities and focus our resources on the acquisition of assets in the energy sector. Our disclosure controls and procedures are currently not effective because there are a limited number of personnel employed and we cannot have an adequate segregation of duties, and due to material weaknesses in internal control over financial reporting as discussed below. Accordingly, management cannot provide reasonable assurance of achieving the desired control objectives. Management works to mitigate these risks by being personally involved in all substantive transactions and attempts to obtain verification of transactions and accounting policies and treatments involving our overseas operations. We are in the process of reviewing and, where necessary, modifying controls and procedures throughout the Company. We expect this process to continue through 2010.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We recognize that because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2009.  Our management’s evaluation of our internal control was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”).  Based on this evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was not effective as of March 31, 2009.

Management is aware of the following material weaknesses (a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis) in our internal control over financial reporting:

Control Environment

•
Inadequate Written Policies and Procedures: Based on our management’s review of key accounting policies and procedures, our management determined that such policies and procedures were inadequate as of March 31, 2009. Management identified certain policies and procedures as inadequate and others as lacking in appropriate documentation. Management is in the process of enhancing existing policies and procedures and preparing formal written documentation as appropriate.

•
Segregation of Duties: We did not maintain adequate segregation of duties related to job responsibilities for initiating, authorizing, and recording of certain transactions as of March 31, 2009. Although we believe that we have established appropriate transaction approval criteria, we do not have sufficient personnel to provide an independent review of journal entries, account analyses, monitoring or adequate risk assessment functions. Due to this material weakness, there is a reasonable possibility that a material misstatement in the financial statements would not be prevented or detected on a timely basis. The Company has attempted to mitigate certain of these risks by enhancing management’s oversight of various procedures for initiating, authorizing, and recording of various transactions and establishing more formal and rigorous written guidelines, policies and procedures. However, additional measures and personnel are required primarily with respect to our overseas operations.

•
Board of Directors and Audit Committee:  We did not have a functioning audit committee as of March 31, 2009 due to the lack of a sufficient number of independent members on our board of directors and that no member qualifies as a “financial expert” as defined by regulations of the SEC. Our entire board of directors acted in place of an audit committee. However, since we do not have a financial expert on our board, the oversight and monitoring of internal controls and procedures are not effective.

Control Activities

•
Testing of Internal Controls: We have identified deficiencies in our testing of internal controls within our key business processes, particularly with respect to our overseas operations. This was primarily due to insufficient financial and personnel resources during fiscal 2009.  Management believes there are control procedures that are effective in design and implementation within our key business processes. However, certain of these processes were not formally tested or adequately documented.

Information and Communication

•
Timeliness and Adequacy of Financial Reporting Disclosures: Our Chief Executive Officer and our Chief Financial Officer concluded that the Company's controls were not effective as of March 31, 2009 due to inherent weaknesses present in the preparation of financial statements and related disclosures as a result of the limited financial personnel, information technology infrastructure and other resources. However, management believes that given the size and scope of the Company’s business that all material information was communicated to management within a time-frame that was adequate for management to make informed business and reporting decisions.

 Monitoring

•
Internal Control Monitoring: As a result of the lack of financial and personnel resources, management’s ability to monitor the design and operating effectiveness of  internal controls is limited. Accordingly, management’s ability to timely detect, prevent and remediate deficiencies and potential fraud risks is inadequate.

Management intends to focus its remediation efforts in the near term on developing additional formal policies and procedures surrounding transaction processing, period-end account analyses and providing for additional review and monitoring procedures and periodically assess the need for additional accounting resources as the business develops and resources permit. Management also intends to formally evaluate and test the effectiveness of our disclosure controls and procedures and our internal control over financial reporting on an ongoing basis and is committed to taking further action and implementing enhancements or improvements as resources permit. Additionally, the Company intends to appoint a financial expert and additional independent members to the board of directors as soon as such persons can be identified and incentivized to join the Company.

Notwithstanding the material weaknesses discussed above, our management has concluded that the financial statements included in this Annual Report on Form 10-K fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Other than as described above, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.    Other Information

None.

PART III

Item 10.    Directors, Executive Officers and Corporate Governance

The names, ages and offices held of all of the Company’s directors and executive officers are set forth in the table below:

Name	Age	Position	Year Appointed
Mike Zoi	42	CEO, Director	2007
Curtis Wolfe	45	Secretary, Director	2007
Stuart Murdoch	42	Director	2008
Jonathan New	49	Chief Financial Officer	2008

Each of our directors will hold office until our next annual meeting of stockholders at which directors are elected or until his successor is duly elected and qualified.

Mr. Zoi has been the CEO and a Director of the Company since 2007. Mr. Zoi has also been a director and president of Ener1 Group since 2001, a privately held investment firm which he co-founded in 2001. Mr. Zoi indirectly holds a minority interest in Ener1 Group. Ener1 Group owns approximately 52% of Ener1, Inc., a public company engaged primarily in the business of designing, developing and manufacturing high-performance, rechargeable, lithium-ion batteries and battery systems for energy storage. Mr. Zoi served as a Director of Ener1, Inc. (NASDAQ: HEV) from February 2002 to August 2008 and a vice president from February 2007 to August 2008. Since 2007, Mr. Zoi has been the managing member of TGR Energy LLC, a Florida investment company, which owns approximately 94% of the Company. Mr. Zoi is responsible for strategy and directly manages all senior executives of the Company. Mr. Zoi also directs all merger and acquisition activities of the Company. His expertise includes strategic development, branding, corporate alliances, corporate websites and investor relations. Earlier in his career, Mr. Zoi worked in various capacities relating to international finance and business development.

Mr. Wolfe has been a director of TOT Energy, Inc. since 2004 except for the period beginning August 31, 2007 and ending December 18, 2007. Mr. Wolfe served as Chief Operating Officer, Executive Vice President and General Counsel of Ener1 Group, Inc., the largest shareholder of alternative energy company Ener1, Inc., from 2004 to 2007.  Prior to his involvement with Ener1 Group, he was a partner in an international law firm based in Miami where he focused on mergers and acquisitions, start-up company financing, franchising and intellectual property. His experience also includes equity and debt offerings and compliance with reporting requirements for publicly traded companies. Since 2007, Mr. Wolfe has been the president of a private business consulting company, Lobos Advisors, assisting start-up businesses in defining their business objectives, strategic goals, and expanding business opportunities.  Mr. Wolfe is the founder of WCIS Media, LLC, a company that launched www.whocanisue.com, an online legal portal where he served as an executive officer from 2007 until 2009.  Mr. Wolfe continues to serve as a director of WCIS Media. Mr. Wolfe served 11 years in the United States Air Force from 1981 to 1992. Mr. Wolfe has a BIS in English, Mathematics and Latin American Studies from Weber State University and a JD from the University of Iowa College of Law, where he graduated with distinction. He is also a screenwriter and author.

On February 8, 2008, the Board of Directors named Stuart Spence Murdoch to the Board of Directors effective February 15, 2008. Mr. Murdoch is a British citizen and resident who is presently a Partner and CEO of Ceema Capital LLP, a London-based FSA regulated Investment Advisory Firm. Prior to his involvement with Ceema Capital LLP, Mr. Murdoch was director of local market foreign exchange and interest rate trading at ABM Amro from 2004 to 2007. Prior to his employment with ABM Amro, Mr. Murdoch worked for AIG International (UK) Limited as director of foreign exchange and forward contracts for emerging market currencies from 2002 to 2003. Prior thereto, Mr. Murdoch held various senior  investment management and financial analyst positions at Bank of America International (London), Goldman Sachs, Barclays Capital and Chase Manhattan Bank. Mr. Murdoch is a graduate of Exeter University in England.

On March 10, 2008, Jonathan New joined TOT Energy as Chief Financial Officer.  Mr. New served as Chief Operating Officer of Ener1, Inc. from 2001 to 2003. From 2004 to 2006, Mr New owned and operated Wholesale Salon Furniture Corp.com.  The Florida company imported and distributed salon equipment.  The business was sold in 2006.  Thereafter, until joining the Company, Mr. New provided counsel to public companies on a variety of corporate accounting, reporting and audit related issues. Prior to joining Ener1 in 2001, Mr. New held controller and chief financial officer positions with companies including Haagen-Dazs, RAI Credit Corporation and Prudential of Florida. Mr. New obtained his BS in Accounting from Florida State University and began his career with Accenture. He is a member of the Florida Institute of Certified Public Accountants and the American Institute of Certified Public Accountants.

Board composition

Effective February 2008, our board of directors consisted of three members. The number of directors may change from time to time, as determined by resolution adopted by a majority of the board of directors. Our by-laws require a minimum of one director and allow a maximum of nine directors.

Currently, there is no one serving on the board who is a “financial expert” or “independent” under the Commission’s standards (Rule 10A-3 of the Exchange Act) as the Company’s limited financial resources are not adequate to attract and retain qualified candidates.

Committees of the board of directors

In December 2004, our board of directors established a Nominating and Compensation Committee and an Audit Committee.  Currently, there are no members of these committees, which did not meet during fiscal 2009.

Audit Committee

Our audit committee’s main function is to oversee our accounting and financial reporting processes, internal systems of control, independent auditor relationships and the audits of our financial statements. This committee’s responsibilities include:

•	Selecting and hiring our independent auditors.
•	Evaluating the qualifications, independence and performance of our independent auditors.
•	Approving the audit and non-audit services to be performed by our independent auditors.
•	Reviewing the design, implementation, adequacy and effectiveness of our internal controls and our critical accounting policies.
•	Overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters.
•	Reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations.

•	Preparing the audit committee report we are required to include in filings with the Commission.

Currently, the entire board of directors is serving as the audit committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and holders of more than 10% of our outstanding common stock to file with the Securities and Exchange Commission reports regarding their ownership and changes in ownership of the common stock. Based solely upon a review of copies of forms furnished to our Company, the following officers and directors and holders of more than 10% of our common stock did not timely filed the statement of changes in beneficial ownership on Form 4 or the statement of beneficial ownership on Form 3 pursuant to Section 16(a) during fiscal 2009 or before as follows:

Mike Zoi: Initial Statement of Beneficial Ownership of Securities on Form 3 due 12/27/07 filed 3/12/09.

Curtis Wolfe: Initial Statement of Beneficial Ownership of Securities on Form 3 due 8/23/08 filed 3/12/09.

Stuart Murdoch: Initial Statement of Beneficial Ownership of Securities on Form 3 due 2/18/08 filed 3/12/09.

Jonathan New: Initial Statement of Beneficial Ownership of Securities on Form 3 due 8/23/08 filed 3/12/09.

Code of Ethics

We have a Code of Ethics that applies to our officers and directors. The code provides written standards that are reasonably designed to deter wrongdoing and promote: (1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interests between personal and professional relationships; (2) full, fair, accurate, timely and understandable disclosure in reports and documents that we file with or submit to the SEC or in other public communications we make; (3) compliance with applicable laws, rules and regulations; (4) prompt reporting of internal violations of the code; and (5) accountability for the adherence to the code. Our Code of Ethics can be found on our Company website at  http://totenergy.com/company.php?n=codeofethics ..  We will provide a copy of our Code of Ethics to any person without charge, upon written request to the Company.

Item 11. Executive Compensation

The following table sets forth all compensation awarded, earned or paid by us for services rendered in all capacities to us for fiscal 2009 to our Chief Executive Officer and President and our other executive officers who earn more than $100,000 annually in salary and bonus. We refer to these individuals as the “named executive officers.”

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compen- sation ($)	Total ($)

Mike Zoi, Chief Executive Officer	2009	$59,391	$-	$-	$-	$-	$59,391
	2008	$-	$-	$-	$-	$-	$-
Jonathan New, Chief Financial Officer	2009	$140,000	$20,426	$-	$21,296	$-	$181,722
	2008	$8,167	$-	$-	$-	$-	$8,167
Curtis Wolfe, Executive Vice President, General Counsel (Resigned 09/30/08)	2009	$-	$-	$-	$10,000	$60,500	$70,500
	2008	$-	$-	$-	$-	$15,000	$15,000

Mike Zoi became Chief Executive Officer on December 17, 2008 effective with his purchase of member interests in Splinex, LLC.  For fiscal 2009, Mr. Zoi was entitled to receive a salary of $350,000, the majority of which has been deferred at Mr. Zoi’s election. Mr. Zoi’s salary deferral is payable on demand and does not accrue interest.

Jonathan New joined us on March 10, 2008.  Up until May 15, 2009, Mr. New’s base salary was $140,000 with a $30,000 bonus payable quarterly for meeting agreed upon objectives.  On May 15, 2009, Mr. New’s base salary was reduced from $140,000 to 91,000 and his bonus was reduced from $30,000 to $19,500 annually. To partially offset the reduction in salary, the Company provided Mr. New with 25,000 shares of fully vested common stock in lieu of his March 31, 2009 cash bonus and 200,000 shares of common stock which vest monthly from April 1, 2009 to September 30, 2009.  A compensation charge of $11,000 will be recorded in the first quarter of fiscal 2010 (June 30, 2009) and a compensation charge of $11,000 will be recorded in the second quarter of 2010 (September 30, 2009) which reflects the market value per share ($0.11) on the first trading day after the date of grant. Mr. New also participates in the Company’s equity incentive compensation plan.

Curtis Wolfe serves as Secretary and a Director of the Company.  Mr. Wolfe served as Executive Vice President and General Counsel of the Company from December 17, 2007 to September 30, 2008. Mr. Wolfe has received no compensation during fiscal 2008 from the Company due to the limited financial resources of the Company. However, although there were no formal agreements in place, Mr. Wolfe was compensated by Ener1 Group, Inc., a company controlled by Mike Zoi, in fiscal 2008  for services provided to the Company.  For fiscal 2009, Mr. Wolfe received an aggregate of $60,500 for legal services provided to the Company and this amount was expensed to legal fees in the combined statement of operations. Mr. Wolfe also participates in the Company’s equity incentive compensation plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2009

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Stuart Murdoch	100,000	-	-	$0.25	February 7, 2013
Curtis Wolfe	100,000	-	-	$0.25	July 8, 2015
Jonathan New	212,963	787,037	787,037	$0.25	July 8, 2015

On August 13, 2008, the Board of Directors approved (i) the issuance of fully vested options to purchase 100,000 shares of common stock to Curtis Wolfe for his services as a board member and (ii) the issuance of options to purchase 1,000,000 shares of common stock to Jonathan New for his services as Chief Financial Officer. Mr. New’s stock options will vest ratably over three years. Both sets of options will have a term of 7 years from date of grant and a strike price of $0.25 per share.

2009 DIRECTOR COMPENSATION

Director Compensation Table

Board Member	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compen- sation ($)	Total ($)

Mike Zoi	$-	$-	$-	$-	$-	$-	$-

Stuart Murdoch	$-	$-	$-	$-	$-	$-	$-

Curtis Wolfe	$-	$-	$10,000	$-	$-	$60,500	$70,500

Mr. Wolfe has received no compensation for 2008 from TOT Energy. However, Mr. Wolfe was compensated by Ener1 Group, Inc. in 2008 (through August 31, 2007) for services provided to TOT Energy. Between December 17, 2007 and March 31, 2008, Mr. Wolfe was paid $60,000 for services provided to TOT Energy by related companies controlled by Mike Zoi.  For fiscal 2009, Mr. Wolfe received an aggregate of $60,500 for legal services provided to the Company.

During fiscal 2009, Curtis Wolfe received options to purchase up to 100,000 shares of company stock with a strike price of $0.25.  These options vested immediately upon grant. The Company has valued these options at $10,000. Mr. Wolfe’s options were granted on August 13, 2008 and have a life of seven (7) years from date of grant.

On February 6, 2008, the Board of Directors approved the issuance of fully vested options to purchase 100,000 shares of common stock to Stuart Murdoch for his services as a board member. The options have a term of five years from the date of grant and a strike price of $0.25 per share.

Employment Agreements

None.  See Executive Compensation above.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The table below contains information as of March 31, 2009 about stockholders whom we believe are the beneficial owners of more than five percent (5%) of our outstanding common stock, as well as information regarding stock ownership by our directors and our Chief Executive Officer, our named executive officers, and our directors and named executive officers as a group. Except as described below, we know of no person that beneficially owns more than 5% of our outstanding common stock. As of March 31, 2009 there were 300,583,108 shares of common stock outstanding.  We believe, based on information supplied by the following persons that, except as noted, the persons named in this table have sole voting and investment power with respect to all shares of common stock which they beneficially own. The amount and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. The address of each person or entity named in the following table is c/o TOT Energy, Inc., 12100 NE 16 Avenue, Suite 210, North Miami, FL  33161.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial owner (number of common shares)	Percent of Class
Mike Zoi (1)	325,357,006	95.1%
Stuart Murdoch (2)	100,000	*
Curtis Wolfe (3)	100,000	*
Jonathan New (4)	212,963	*
Directors and named exec. Officers as as group	325,769,969	95.1%

* Less than one percent (1%)

(1)	Includes 283,989,084 shares of common stock and warrants to purchase 41,362,168 shares of common stock that are held by TGR over which Mr. Zoi has dispositive and voting power
(2)	Reflects shares underlying the grant of stock options expiring on February 5, 2013 and a strike price of $0.25 per share.
(3)	Reflects shares underlying the grant of stock options expiring on August 12, 2013 and a strike price of $0.25 per share.
(4)
Reflects shares underlying stock options that are currently exercisable.  Stock options to purchase 1,000,000 shares of common stock were granted on August 13, 2008 and vest ratably over 36 months from the date of grant.  These options expire on August 13, 2013 and have a strike price of $0.25. Does not include grant of common stock subsequent to March 31, 2009.

Equity Compensation Plan Information
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- aver age exercise pric e of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Plan category	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,200,000	$0.25	3,975,000

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

On December 17, 2007, (1) certain holders, who had received shares in the Company as distributions from Splinex LLC, transferred their ownership of 35,162,334 shares of common stock of the Company to Splinex LLC for nominal consideration, and (2) Bzinfin, S.A., a British Virgin Islands limited corporation that is indirectly owned by an affiliate of Ener1 Group, Inc., a Florida company of which Mike Zoi is a shareholder and director and which is the majority shareholder of Ener1, Inc., and Ener1 Group assigned debt obligations of the Company to Splinex LLC in the amount of $2,805,207 and $845,864, respectively. Under a Purchase Agreement dated December 17, 2007, TGR Capital, LLC (which changed its name to Enerfund, LLC in September 2008), a Florida limited liability company (“Enerfund”), which is wholly-owned by Mike Zoi, acquired all of the membership interests in Splinex LLC, thereby giving Enerfund control of Splinex LLC.

Under an Exchange Agreement dated December 18, 2007, the Company agreed to issue 113,500,000 newly issued shares of the Company to Splinex LLC of which 8,500,000 shares were issued to Bzinfin and 2,125,000 were issued to a former affiliate of Splinex, LLC. Splinex LLC owned 98,157,334 shares of the Company as of December 17, 2007 and an aggregate of 201,032,334 shares after the completion of the Exchange Agreement on December 18, 2007. The Company had 100,757,769 shares outstanding at December 17, 2007 and 214,257,769 shares outstanding after the completion of the Exchange Agreement. In June 2008, Splinex, LLC changed its name to TGR Energy, LLC (“TGR”).

On August 7, 2008, the Company and TGR, which held 94% of the Company’s outstanding common stock, entered into the Subscription Agreement described above pursuant to which TGR has agreed to provide funding of up to $2,000,000 (the “Investment Amount”) in exchange for up to 100,000,000 shares of the Company’s common stock and warrants to purchase up to 50,000,000 shares of the Company’s common stock at an exercise price of $0.05 per share. Pursuant to the Subscription Agreement, TGR will fund the Investment Amount as required in the Company’s operational budget. TGR’s obligation to fund the Investment Amount will be reduced by any future third party funding or investments in the Company on terms no less favorable than those contained in the Subscription Agreement.

For the fiscal year ended March 31, 2009, TGR was issued an aggregate of 82,725,335 shares of common stock of the Company and fully vested warrants to purchase 41,362,168 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement.  These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,654,507 of which $1,017,097 was cash and $637,410 related to refinancing of previously outstanding notes payable to a related party.  A compensation charge of $8,827,218 was recorded for the fiscal year ended March 31, 2009. This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

Director Independence

Currently, there is no one serving on the board or any committee thereof who is a “financial expert” or “independent” under the Commission’s standards (Rule 10A-3 of the Exchange Act) as the Company’s limited financial resources are not adequate to attract and retain qualified candidates. For more information regarding the Board and committees thereof, see “Item 10. Directors, Executive Officers and Corporate Governance” of this Report.

Board meetings and committees; annual meeting attendance

During fiscal 2009, the board held six meetings by telephonic conference or unanimous written consent in lieu of a meeting that were attended or signed by all board members, except that Mr. Zoi did not participate in a meeting held on August 7, 2009 relating to approval of the Subscription Agreement due to a conflict of interest.

The Company does not have a formal policy regarding attendance by directors at annual meetings of security holders. However, if any board members do attend the annual meeting of security holders, their expenses will be reimbursed.

Shareholder communications

The Company does not have a formal process for shareholders to send communications directly to the board, which given the Company’s financial situation and limited resources, the board deems appropriate at this time.

Item 14.  Principal Accounting Fees and Services

Audit Fees.    The aggregate fees, including expenses, billed by our current principal accountants in connection with the audit of our annual financial statements and review of regulatory filings including the financial statements included in our Annual and Quarterly Reports on Forms 10-Kand 10-Q was $113,063 for fiscal 2009 and $57,499 for fiscal 2008.

Audit Related Fees.  The aggregate fees, including expenses, billed by our current principal accountants for services reasonably related to the performance of the audit or review of financial statements not reported under “Audit Fees” above for the years ended March 31, 2009 and 2008 were $0.

Tax Fees.  The aggregate fees, including expenses, billed by our former and current principal accountants for services rendered for tax compliance, tax advice, and tax planning during the fiscal years ended March 31, 2009 and 2008 were $0.

All Other Fees.  The aggregate fees, including expenses, billed for all other services rendered to us by our current principal accountants during fiscal 2009 and 2008 were $0.

Audit Committee Pre-Approval Policy

Our Audit Committee’s responsibilities (which in our case is the full Board of Directors) include selecting and hiring our independent auditors and approving the audit and non-audit services to be performed by our independent auditors. The Audit Committee’s policy is that all audit and non-audit services provided by our independent auditor shall be approved before the independent auditor is engaged for the particular services. These services may include audit services and permissible audit-related services, tax services and other services. The Audit Committee may in the future establish pre-approval procedures pursuant to which our independent auditor may provide certain audit and non-audit services to us without first obtaining the Audit Committee's approval. All fees paid to the independent auditors in fiscal 200 9 were pre-approved by the Audit Committee   (which in our case is the full Board of Directors) , and therefore no services were approved after the services were rendered .

PART IV

Item 15. Exhibits, Financial Statement Schedules

Exhibit Number	Description

2.1
Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of June 9, 2004, incorporated herein by reference to Exhibit 2.1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

2.2
First Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of October 13, 2004, incorporated herein by reference to Exhibit 2.2 to Amendment No, 1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

2.3
Second Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Splinex and Ener1, Inc., dated as of December 23, 2004, incorporated herein by reference to Exhibit 2.3 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

3.1
Certificate of Incorporation of Splinex, incorporated herein by reference to Exhibit 3.1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

3.2
Certificate of Merger of Splinex, incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

3.3	Bylaws of Splinex, incorporated herein by reference to Exhibit 3.3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

3.4	Certificate of Amendment of Articles of Incorporation, incorporated herein by reference to Appendix A to Schedule 14C filed with the Commission on February 11, 2009.

10.1
Bridge Loan Agreement between Registrant and Ener1 Group, Inc. dated November 2, 2004 incorporated herein by reference to Exhibit 10.13 to Amendment No. 2 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 3, 2004 (Registration No. 333-116817)

3.4	Certificate of Amendment of Articles of Incorporation herin filed by reference to Appendix A to Schedule 14C filed with the Commission on February 11, 2009.

10.1
Bridge Loan Agreement between Registrant and Ener1 Group, Inc. dated November 2, 2004 incorporated herein by reference to Exhibit 10.13 to Amendment No. 2 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 3, 2004 (Registration No. 333-116817)

10.2
Amendment to Bridge Loan Agreement between Registrant and Ener1 Group, Inc. dated November 17, 2004 incorporated herein by reference to Exhibit 10.14 to Amendment No. 2 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 3, 2004 (Registration No. 333-116817)

10.3
Employment Agreement between Christian Schormann and Splinex dated January 12, 2005, incorporated herein by reference to Exhibit 10.15 of the Current Report on Form 8-K filed with the Commission on January 25, 2005.

10.4
Revolving Debt Funding Commitment Agreement between Bzinfin, S.A. and Registrant, dated as of June 9, 2004, incorporated herein by reference to Exhibit 10.1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.5
2004 Stock Option Plan of Registrant, incorporated herein by reference to Exhibit 10.2 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.6
Form of Stock Option Agreement of Registrant, incorporated herein by reference to Exhibit 10.3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.7
Sublease Agreement between Ener1 Group, Inc. and Splinex, LLC, dated as of November 1, 2003, assigned to Registrant as of April 1, 2004, incorporated herein by reference to Exhibit 10.4 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.8
Contribution Agreement between Splinex, LLC and Registrant, dated as of April 1, 2004, incorporated herein by reference to Exhibit 10.5 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.9
Assignment and Assumption of Employment Agreements between Splinex, LLC and Registrant, dated as of April 1, 2004, incorporated herein by reference to Exhibit 10.6 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.10
Global Bill of Sale and Assignment and Assumption Agreement between Splinex, LLC and Registrant, dated as of April 1, 2004, incorporated herein by reference to Exhibit 10.7 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.11
Employment letter between Gerard Herlihy and Registrant, dated May 20, 2004, incorporated herein by reference to Exhibit 10.8 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.12
Consulting Agreement between Dr. Peter Novak and Registrant, dated January 1, 2004, incorporated herein by reference to Exhibit 10.9 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.13
Form of Employee Innovations and Proprietary Rights Assignment Agreement, incorporated herein by reference to Exhibit 10.10 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.14
Form of Indemnification Agreement, incorporated herein by reference to Exhibit 10.11 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

10.15
Employment Agreement between Michael Stojda and Registrant, dated September 1, 2004, incorporated herein by reference to Exhibit 10.12 to Amendment No. 1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

10.16
Reseller Agreement between Waterloo Maple Inc. and TOT Energy, Inc. dated May 27, 2005., incorporated herein by reference to Exhibit 10.1 to Splinex’s Current Report on Form 8-K, filed with the Commission on June 3, 2005

10.17
Severance Agreement dated November 21, 2005 by and between Splinex and Michael Stojda, incorporated by reference to Exhibit 10.1 to Splinex’s Current Report on Form 8-K, filed with the Commission on November 21, 2005

10.18
Termination Agreement dated October 17, 2005 by and between Splinex and Christian Schormann, incorporated by reference to Exhibit 10.2 to Splinex’s Current Report on Form 8-K, filed with the Commission on November 21, 2005

10.19
First Amendment to Splinex Technology, Inc. 2004 Stock Option Plan, incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended March 31, 2009, filed with the Commission on June 30, 2009

10.20
Joint Venture Agreement dated July 16, 2008 by and between the Company and Evgeni Bogarad, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the Commission on July 23, 2008

10.21
Notarial Deed dated July 17, 2008 by and between the Company and Korlea Invest Holding AG, incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q, filed with the Commission on November 18, 2008

10.22
Subscription Agreement dated August 7, 2008 by and between the Company and TGR Energy, LLC, incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q, filed with the Commission on November 18, 2008

14	Code of Ethics, incorporated by reference to Exhibit 10.2 to Splinex’s Annual Report on Form 10-K for the year ended March 31, 2005, filed with the Commission on June 30, 2005

31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (June 30, 2009)

31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (June 30, 2009)

31.3*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (May [ ], 2010)

31.4*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (May [ ], 2010)

32.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (June 30, 2009)

32.2*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (May [ ], 2010)

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOT Energy, Inc.

May [ ], 2010	by: /S/ Mike Zoi
Mike Zoi
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated

May [ ], 2010	/S/ Mike Zoi
Mike Zoi
President, Chief Executive Officer and Director
(Principal Executive Officer)

May [ ], 2010	/S/ Jonathan New
Jonathan New
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

May [ ], 2010
Stuart Murdoch
Director

May [ ], 2010	/S/ Curtis Wolfe
Curtis Wolfe
Director

Exhibit 31.1

CERTIFICATION

I, Mike Zoi, certify that:

1.	I have reviewed this annual report on Form 10-K of TOT Energy, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

June 30, 2009	BY: /S/ Mike Zoi
Mike Zoi
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Jonathan New, certify that:

1.	I have reviewed this annual report on Form 10-K of TOT Energy, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

June 30, 2009	BY: /S/ Jonathan New
Jonathan New
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 31.3

CERTIFICATION

I, Mike Zoi, certify that:

1.	I have reviewed this amended annual report on Form 10-K of TOT Energy, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

May [ ], 2010	BY: /S/ Mike Zoi
Mike Zoi
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.4

CERTIFICATION

I, Jonathan New, certify that:

1.	I have reviewed this amended annual report on Form 10-K of TOT Energy, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to theregistrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

May [ ], 2010	BY: /S/ Jonathan New
Jonathan New
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

TOT Energy, Inc.
12100 NE 16 Ave; Suite 210
North Miami, FL 33161

June 30, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Certification Pursuant To 18 U.S.C. Sec. 1350

Dear Ladies and Gentlemen:

In connection with the accompanying Annual Report on Form 10-K of TOT Energy, Inc., for the year ended March 31, 2009, each of the undersigned hereby certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), to the undersigned’s knowledge that:

1.	such Annual Report on Form 10-K of TOT Energy, Inc., for the year ended March 31, 2009, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.
the information contained in such Annual Report on Form 10-K of TOT Energy, Inc., for the year ended March 31, 2009, fairly presents, in all material respects, the financial condition and results of operations of TOT Energy, Inc.

BY: /S/ Mike Zoi
Mike Zoi
Chief Executive Officer
(Principal Executive Officer)

BY: /S/ Jonathan New
Jonathan New
Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to TOT Energy, Inc. and will be retained by TOT Energy, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

In accordance with Item 601 of Regulation S-K, this certification is being “furnished” as Exhibit 32.2 to TOT Energy, Inc.’s annual report and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibit 32.2

TOT Energy, Inc.
12100 NE 16 Ave; Suite 210
North Miami, FL 33161

May [  ], 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Certification Pursuant To 18 U.S.C. Sec. 1350

Dear Ladies and Gentlemen:

In connection with the accompanying amended Annual Report on Form 10-K of TOT Energy, Inc., for the year ended March 31, 2009, each of the undersigned hereby certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), to the undersigned’s knowledge that:

1.
such amended Annual Report on Form 10-K of TOT Energy, Inc., for the year ended March 31, 2009, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
the information contained in such amended Annual Report on Form 10-K of TOT Energy, Inc., for the year ended March 31, 2009, fairly presents, in all material respects, the financial condition and results of operations of TOT Energy, Inc.

BY: /S/ Mike Zoi
Mike Zoi
Chief Executive Officer
(Principal Executive Officer)

BY: /S/ Jonathan New
Jonathan New
Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to TOT Energy, Inc. and will be retained by TOT Energy, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

In accordance with Item 601 of Regulation S-K, this certification is being “furnished” as Exhibit 32.2 to TOT Energy, Inc.’s amended annual report and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q/A

(Mark One)

☒ QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2009

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from ____________ to_________________

Commission file number 000-51108

TOT Energy, Inc.
(Exact name of registrant as specified in its charter)

Delaware	20-0715816
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

12100 NE 16 Ave
Suite 210
Miami, FL 33161
(Address of principal executive offices)

(305) 891-2298
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes  ☐  No  ☒

The number of outstanding common share, $.001 par value, of the registrant as of August 14, 2009 was 305,309,280.

EXPLANATORY NOTE

This Amended Quarterly Report on Form 10-Q/A dated May [  ], 2010 is being filed to:

1.	include correction of the line item title “Inventories” in the Consolidated Condensed Balance Sheets and the Consolidated Statement of Cash Flows;
2.	correct errors relating to accumulated deficit and noncontrolling interest contained in the Unaudited Condensed Consolidated Balance Sheets;
3.	include additional disclosure on pages 8 and 13 relating to Mike Zoi’s controlling interest in TGR Energy, LLC;
4.	include addition of “Note 5. Joint Ventures” to Notes to the Consolidated Financial Statements;
5.	provide additional disclosure on page 15 relating to our disclosure controls and procedures; and
6.	update Exhibit List pursuant to Item 601 of Regulation S-K.

Other than the foregoing items and conforming changes related thereto, and the correction of certain typographical errors, no part of the Quarterly Report on Form 10-Q filed on August 14, 2009 is being amended, and the filing of this Amended Quarterly Report on Form 10-Q/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to June 30, 2009. This Amended Quarterly Report on Form 10-Q/A restates in its entirety, as amended as aforesaid, the Quarterly Report on Form 10-Q filed on August 14, 2009 for the convenience of the reader.

TOT ENERGY, INC.
Form 10-Q
For the Quarter Ended June 30, 2009
INDEX

		Page
		No.
	PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements	3

	UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS – AS OF MARCH 31, 2009 AND JUNE 30, 2009	3

	UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – FOR THE THREE MONTHS ENDED JUNE 30, 2008 AND 2009	4

	UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS – FOR THE THREE MONTHS ENDED JUNE 30, 2008 AND 2009	5

	Notes to Unaudited Condensed Consolidated Financial Statements	6

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.	11

Item 4T.	Controls and Procedures	15

	PART II — OTHER INFORMATION

Item 1.	Legal Proceedings	16

Item 2.	Unregistered Sales of Equity Securities	16

Item 6.	Exhibits	17

	Signatures	19

	References in this Form 10-Q to “we”, “us”, “our”, the “Company” and “TOT Energy” refers to TOT Energy, Inc. and its consolidated subsidiaries, unless otherwise noted.

2

PART I — FINANCIAL INFORMATION

Item 1. Financial Statements.

TOT ENERGY, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2009	March 31, 2009
ASSETS
Current assets
Cash	$88,953	$99,971
Deposits	8,000	6,000
Inventories	34,916	31,174
Prepaid expenses and other assets	16,693	2,220
Total current assets	148,562	139,365

Fixed assets
Building	175,242	160,649
Machinery and equipment	3,330,338	3,053,933
Less: accumulated depreciation	(517,789)	(308,452)
Total fixed assets (net)	2,987,791	2,906 ,130
Total assets	$3,136,353	$3,045,495

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$93,791	$51,130
Accrued expenses	1,184,010	853,743
Total liabilities	1,277,801	904,873

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Preferred stock ($.001 par value, 100,000,000 shares authorized and no shares issued and outstanding)	-	-
Common stock ($.001 par value, 800,000,000 shares authorized and 305,309,280 and 300,583,108 shares issued and outstanding)	305,309	300,583
Treasury stock, at cost; 250,000 shares	(62,500)	(62,500)
Paid in capital	21,354,507	19,940,319
Accumulated other comprehensive loss	(960,422)	(1,176,614)
Accumulated deficit	(18,555,626)	(16,722,953)
Noncontrolling interest	(222,716)	(138,213)
Total equity	1,858,552	2,140,622
Total liabilities and stockholders' equity	$3,136,353	$3,045,495

See accompanying notes.

3

TOT ENERGY, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended	Three Months Ended
	June 30, 2009	June 30, 2008

Sales	$-	$-
Cost of sales	-	-
Gross Profit	-	-

Operating Expenses
General and administrative	1,926,479	303,287
Loss from operations	(1,926,479)	(303,287)

Non-operating income (expenses)
Other expense	(55)	-
Loss before income tax provision	(1,926,534)	(303,287)

Income tax provision	-	-

Net loss	(1,926,534)	(303,287)
Add: Net loss attributable to the noncontrolling interest	84,503	-
Net loss attributable to TOT Energy, Inc.	(1,842,031)	(303,287)

Other comprehensive income
Foreign currency translation income	216,192	-
Comprehensive loss	$(1,625,839)	$(303,287)

Net loss per share - basic and diluted	$(0.01)	$(0.00)

Weighted average number of common shares outstanding - basic and diluted	300,822,957	214,507,773

See accompanying notes.

4

TOT ENERGY, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months	Three Months
	Ended	Ended
	June 30, 2009	June 30. 2008
Cash flows from operating activities:
Net loss	$(1,842,031)	$(303,287)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	161,305	1,197
Decrease in noncontrolling interests	(87,248)	-
Share Based Compensation	1,337,360	-

Changes in assets and liabilities :
Prepaid expenses	(14,435)	7,913
Due to related parties	-	121,824
Deposits	(2,000)	(500)
Inventories	(910)	-
Accounts payable	39,291	(9,943)
Accrued expenses	294,744	94,789
Total adjustments	1,728,106	215,280
Net cash used in operating activities	(113,924)	(88,007)

Cash flows from investing activities:
Net cash used in investing activities	-	-

Cash flows from financing activities:
Contributed capital from equity investors	81,554	-
Net cash provided by financing activities	81,554	-

Effect of exchange rate changes on cash	21,353	-

Net decrease in cash	(11,018)	(88,007)

Cash at beginning of period	99,971	88,007
Cash at end of period	$88,953	$-

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for:
Interest	$-	$-
Income taxes	$-	$-

Non-cash investing and financing activities:
Common stock issued pursuant to subscription agreement (see Note 6)	$1,264,087	-

See accompanying notes.

5

TOT ENERGY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

TOT Energy, Inc. (the “Company”), formerly Splinex Technology, Inc., was organized on February 6, 2004 under the laws of the State of Delaware as a wholly-owned subsidiary of Splinex, LLC, a Florida limited liability company, and was the surviving entity pursuant to a merger with Ener1 Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Ener1, Inc., a Florida corporation. The Company initially intended to develop advanced technologies in the three-dimensional or 3D computer graphics industry. Under an agreement effective April 1, 2004 (the “Contribution Agreement”), Splinex, LLC contributed substantially all of its assets, liabilities and operations to the Company. The Company began its development stage activity on October 28, 2003 (“Inception”), the date of formation of Splinex, LLC, and ended development stage activity on July 16, 2008 when we acquired a 75% interest in the TOT-SIBBNS joint venture and began operations in the oil and gas service industry.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for reporting on Form 10-Q. Accordingly, certain information and footnotes required for complete financial statements are not included herein. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the results for the interim periods presented have been included. These results have been determined on the basis of generally accepted accounting principles and practices applied consistently with those used in the preparation of the Company's Annual Financial Statements for the year ended March 31, 2009. Operating results for the three months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending March 31, 2010. It is recommended that the accompanying condensed consolidated financial statements be read in conjunction with the financial statements and notes for the year ended March 31, 2009 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Basis of Consolidation

The interim financial statements include the accounts of TOT Energy, Inc., the accounts of our 75% joint venture, TOT- SIBBNS, a limited liability company formed under the laws of Russia (also known as the Russian Federation) and the accounts of our 51% joint venture, Korlea-TOT, a limited liability company formed under the laws of the Czech Republic. All material intercompany accounts and transactions have been eliminated in this consolidation.

Business Activity

TOT Energy, Inc. is working to acquire a portfolio of energy related assets. To this end, from time to time, the Company may be engaged in various discussions to acquire businesses or formulate joint venture or other arrangements with energy companies located around the world. Where appropriate, acquisitions will be financed with equity shares and this may result in substantial dilution to existing stockholders.  Prior to 2008, the Company developed computer software products.

TOT-SIBBNS provides exploration services to oil exploration and production companies located in and around Novosibirsk, Russia. TOT-SIBBNS owns and operates four oil-drilling rigs that plans to generate the majority of the revenues of TOT-SIBBNS. TOT-SIBBNS uses this equipment for drilling exploratory wells for fees. In addition, TOT-SIBBNS provides engineering services and well remediation services on a contract fee basis.

KORLEA-TOT is our 51% joint venture with Korlea Invest Holding AG of Switzerland (“Korlea”) who is a provider and trader of electricity in the Czech Republic. Korlea-TOT was expected to assist in the marketing of oil assets sourced by other TOT-Energy companies and contacts. There has been no activity to date with this joint venture.

6

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of expenses for the period presented. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid money market investments purchased with an original maturity of three months or less. At June 30, 2009 and March 31, 2009, the Company had no cash equivalents. The Company maintains its U.S. Dollar-denominated cash in a bank deposit account, the balance of which, at times, may exceed federally insured limits. Bank accounts in the United States are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.  At June 30, 2009, and March 31, 2009, the United States bank balances did not exceed the FDIC limit.  The Company also maintains bank balances in Russia and the Czech Republic and at June 30, 2009, the balances were $0 and $86,133, respectively.  At March 31, 2009, bank balances in Russia and the Czech Republic were $0 and $76,656, respectively.  The non-United States bank balances are not insured and there is risk of loss in the event such banks should fail.

Foreign Currency Transactions

The Company’s primary operations are conducted outside the United States and we use foreign currencies to operate our consolidated foreign subsidiaries. Quarterly income and expense items are translated into U.S. dollars using the average interbank rate for the three-month period. Assets and liabilities are translated into U.S. dollars using the interbank rate as of the balance sheet date. Equity items are translated at their historical rate. The Company does not engage in any currency hedging activities.

Revenue Recognition

The Company recognizes revenues from its contract on the completed contract method due to uncertainty in counterparty performance and collections under its terms.  Under the completed contract method, revenues and costs are included in operations when the contract is completed.  Any losses expected to be incurred are charged to operations in the period that such losses are probable.

Net Loss Per Share

Basic net loss per common share is computed by dividing net loss applicable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares issuable upon exercise of common stock options or warrants. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive.

The Company did not issue any new options for the three months ended June 30, 2009, but recorded a $8,426 compensation expense for options that vested during the period.  During the quarter ended June 30, 2009, the Company also issued 4,077,700 shares of common stock and warrants to purchase 2,038,850 shares of common stock in exchange for $81,554 pursuant to the terms of its subscription agreement with TGR Energy, LLC (see Notes 7 and 8).  In addition, the Company issued 148,472 shares of common stock in lieu of compensation and 500,000 shares of common stock for marketing and promotional activities.

At June 30, 2009, the Company had outstanding vested stock options to purchase 497,222 shares of common stock and warrants to purchase 43,401,018 shares of common stock.  For the three months ended June 30, 2009, these securities are excluded from the earnings per share calculation because their inclusion would be anti-dilutive.

At June 30, 2008, the Company had 100,000 stock options outstanding that were not included in the calculation of earnings per share as they were anti-dilutive.

7

Fair Value of Financial Instruments

The Company’s financial instruments consist mainly of cash deposits, short-term payables and borrowings under related party payables. The Company believes that the carrying amounts of third-party financial instruments approximate fair value, due to their short-term maturities and the related party payables are interest bearing and payable on demand.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes indicate that the carrying amount of an asset or group of assets may not be recoverable. No impairment losses were recorded during the three month periods ended June 30, 2009 and 2008.

NOTE 2. GOING CONCERN CONSIDERATIONS

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company had been in the development stage until the second quarter of 2008 and has had minimal revenues since Inception. Management recognizes that the Company must raise capital sufficient to fund business activities until such time as it can generate sufficient revenues and net cash flows in amounts necessary to enable it to continue in existence. These factors include our history of net losses and that minimal revenues have been earned to date. The Company is dependent upon TGR Energy, LLC or Mike Zoi (as a result of his controlling interest in TGR and the Company’s dependence on the Subscription Agreement with TGR) to fund its operations. The Company’s independent auditors’ report on its financial statements for the year ended March 31, 2009 contains an explanatory paragraph about our ability to continue as a going concern. Management believes that its current operating strategy, as described herein, provides the opportunity for the Company to continue as a going concern; however, there is no assurance this will occur.

NOTE 3. SEGMENT INFORMATION

The Company’s sole reportable business segment is the oil and gas service sector. The Company’s accounting policies for segments are the same as those described in the summary of significant accounting policies.

NOTE 4. CONTRACT ACCOUNTING

The Company accounts for its long-term contracts using the completed contract method of revenue recognition due to increasing uncertainties relating to its sole customer’s ability to continue to finance the existing contract to completion.  The completed contract method recognizes income only when the contract is substantially complete.  Project costs and related revenues are accumulated and are reflected in operations only when an estimated loss is probable.  The contract will be deemed complete when our customer agrees that each milestone contained in the contract has been met.

Billed contract receivables consist of amounts due under our sole contract, which has been suspended due to lack of financing by our customer.   We have fully reserved for uncollected billings and for costs in excess of billings in the amount of $322,485.   There are no revenues or costs charged to operations for the periods ended June 30, 2009 or June 30, 2008 (TOT-SIBBNS was established in July, 2008) under the completed contract method. For more information, see Note 1 –  “Summary of Significant Accounting Policies – Revenue Recognition” above.

NOTE 5.  JOINT VENTURES

On July 18, 2008, the Company executed an agreement to acquire a 75% controlling interest in TOT-SIBBNS, a limited liability company organized under the laws of the Russian Federation. Pursuant to the Joint Venture Agreement, the owner (the “JV Partner”) of Sibburnefteservis, Ltd. of Novosibirsk, Russia (“SIBBNS”) contributed certain assets of SIBBNS to TOT SIBBNS in exchange for 3,000,000 shares of the Company’s common stock. The assets were appraised at more than $6 million at the time of contribution and the Company is obligated to issue an additional 2,000,000 shares to the JV Partner when TOT SIBBNS achieves $10,000,000 in cumulative revenues. If on the third anniversary of the joint venture agreement, the Company’s stock price is not at least $1.00 per share, the Company will have the option of making an additional payment to the JV Partner or returning the Company’s interest in the joint venture to the JV Partner.

The Company formed a joint venture, Korlea-TOT Energy s.r.o., in July 2008 with its Czech Republic partner Korlea Invest. The Company invested $56,000 to provide the 51% of share capital that the Company owns for this limited liability company in the Czech Republic. The Company financed this investment through a related party Note with Kazo, LLC. Korlea-TOT Energy s.r.o. will engage in marketing and trading of oil and natural gas in Eastern Europe. The Company issued Alexander Kaplan 350,000 newly issued shares of Company stock for his assistance in completing this transaction.

NOTE 6. ACCRUED EXPENSES

Accrued expenses represent expenses that are owed at the end of the period and either have not been billed by the provider or are expenses that are estimated for services provided. At June 30, 2009 and March 31, 2009, accrued expenses consisted of the following:

	June 30, 2009	March 31, 2009

Accrued accouting fees	23,468	29,968

Accrued legal fees	8,635	10,000

Accrued Taxes	219,587	104,535

Accrued payroll	580,186	509,090

Other accrued expenses	352,134	200,150

	$1,184,010	$853,743

8

NOTE 7. STOCKHOLDERS’ EQUITY

The Company is authorized to issue 800,000,000 shares of common stock, par value of $0.001 per share. Each holder of common stock is entitled to one vote for each share held. The Company is authorized to issue 100,000,000 shares of preferred stock, par value $0.001 per share, which may be divided into series with the designations, powers, preferences, and relative rights and any qualifications, limitations or restrictions as determined by the Company’s board of directors.

Under an Exchange Agreement dated December 18, 2007, the Company agreed to issue 113,500,000 newly issued shares of common stock of the Company to TGR Energy, LLC, of which 8,500,000 shares were issued to Bzinfin, S.A., a British Virgin Islands limited corporation that is indirectly owned by an affiliate of the Ener1 Group, and 2,125,000 shares were issued to Alexander Malovik, a principal of Splinex, LLC, in exchange for the Bzinfin and Ener1 Group notes totaling $3,688,132.  TGR Energy, LLC owned 98,157,334 shares of common stock of the Company as of December 17, 2007, and after the completion of the Exchange Agreement transactions owned an aggregate of 201,032,334 shares of common stock of the Company as of December 18, 2007. The Company had a total of 100,757,773 shares of common stock outstanding at December 17, 2007 and 214,507,773 shares of common stock outstanding at December 18, 2007.

On August 7, 2008, the Board of Directors approved a Subscription Agreement dated August 7, 2008 (the “ Subscription Agreement”) with TGR Energy, LLC (“TGR”), wherein TGR committed to invest up to $2,000,000 in exchange for up to 100,000,000 shares of the Company's common stock for $0.02 per share. In addition, the Company granted TGR warrants to purchase up to 50,000,000 shares of common stock for $0.05 per share. These warrants may be exercised within five years from the date of grant. The shares and warrants are issuable under the Subscription Agreement upon the funding from time to time by TGR. The valuation date to determine the appropriate compensation charge is the last day of the quarter then ended.

For the quarter ended June 30, 2009, the Company recorded compensation expense of $0.10 per share or $8,426 for options of Mr. New issued on August 13, 2008 that vested during the quarter.

Up until May 15, 2009, Mr. New’s base salary was $140,000 with a $30,000 bonus payable quarterly for meeting agreed upon objectives.  On May 15, 2009, Mr. New’s base salary was reduced from $140,000 to $91,000 and his bonus was reduced from $30,000 to $19,500 annually. To partially offset the reduction in salary, the Company provided Mr. New with 25,000 shares of fully vested common stock in lieu of his March 31, 2009 cash bonus and 200,000 shares of common stock which vest monthly from April 1, 2009 to September 30, 2009.  A compensation charge of $12,500 was recorded for the quarter ended June 30, 2009 and a compensation charge of $12,500 will be recorded for the quarter ending September 30, 2009, which reflects the market value per share ($0.10) on the first trading day after the date of grant.

Other employees (other than officers and directors) receiving salary reductions were granted a total of 50,000 shares of common stock vesting monthly between April 1, 2009 and September 30, 2009.  The Company recorded a compensation expense of $2,347 for the quarter ended June 30, 2009 and expects to record a compensation expense of $1,250 for the quarter ending September 30, 2009, to reflect the market value of stock provided in lieu of cash compensation.  Both of these charges were calculated using the price per share of common stock ($0.10) on the first trading date after the date of grant.

For the quarter ended June 30, 2009, the Company accrued an expense of $64,285 relating to stock expected to be issued in exchange for services to be provided by Olympus Securities.  The Company is currently negotiating a revised contract for such services.  Given the unstable equity markets over the last nine months, the Company and Olympus are working together to find a solution that provides value for both parties.

For the fiscal year ended March 31, 2009, TGR was issued an aggregate of 82,725,335 shares of common stock of the Company and fully vested warrants to purchase 41,362,168 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement.  These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,654,507 of which $1,017,097 was cash and $637,410 related to refinancing of previously outstanding notes payable.  A compensation charge of $8,827,218 was recorded for the fiscal year ended March 31, 2009.  This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

For the quarter ended June 30, 2009, TGR was issued 4,077,700 shares of common stock of the Company and fully vested warrants to purchase 2,038,850 shares of common stock of the Company for $0.05 per share in exchange for funding of $81,554 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $1,264,087 was recorded for the quarter ended June 30, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value as of the issue date.

The Company entered into a Sponsorship Agreement with American Speed Factory dated April 22, 2009, whereby the Company receives certain promotional services and sponsorship rights to display the Company’s logo in connection with the 2009 Ferrari Challenge racing season in exchange for the issuance of 500,000 shares of restricted stock of the Company.  This arrangement is valued at $50,000, which amount was recorded as an advertising expense for the quarter ended June 30, 2009.

9

At June 30, 2009, the Company had options to purchase 1,200,000 shares of common stock outstanding under its stock option plan, of which options to purchase 497,222 shares of common stock are vested, with an exercise price of $0.25 per share and with a remaining weighted average contractual term of 5.54 years. The Company also had warrants to purchase 43,401,018 shares of common stock outstanding at June 30, 2009 with a strike price of $0.05 per share and a remaining average contractual term of 4.28 years.

NOTE 8. RELATED PARTY TRANSACTIONS

On August 7, 2008, the Company and TGR, which holds 94% of the Company’s outstanding common stock, entered into the Subscription Agreement described above pursuant to which TGR has agreed to provide funding of up to $2,000,000 (the “Investment Amount”) in exchange for up to 100,000,000 shares of the Company’s common stock and warrants to purchase up to 50,000,000 shares of the Company’s common stock at an exercise price of $0.05 per share. Pursuant to the Subscription Agreement, TGR will fund the Investment Amount as required in the Company’s operational budget. TGR’s obligation to fund the Investment Amount will be reduced by any future third party funding or investments in the Company on terms no less favorable than those contained in the Subscription Agreement.

For the fiscal year ended March 31, 2009, TGR was issued an aggregate of 82,725,335 shares of common stock of the Company and fully vested warrants to purchase 41,362,168 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement.  These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,654,507 of which $1,017,097 was cash and $637,410 related to refinancing of previously outstanding notes payable.  A compensation charge of $8,827,218 was recorded for the fiscal year ended March 31, 2009.  This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

For the quarter ended June 30, 2009, TGR was issued 4,077,700 shares of common stock of the Company and fully vested warrants to purchase 2,038,850 shares of common stock of the Company for $0.05 per share in exchange for funding of $81,554 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $1,264,087 was recorded for the quarter ended June 30, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value as of the issue date.

10

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This Quarterly Report on Form 10-Q contains forward -looking statements. These statements relate to our expectations, hopes, beliefs, intentions or strategies regarding future events or future financial performance.  Any statements contained in this report that are not statements of historical fact may be deemed forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue,” or the negative of such terms or other comparable terminology. Forward-looking statements include but are not limited to statements regarding: our future business plans; future sales of our products and services; introduction of new products and services; expected hiring levels; marketing plans; increases of selling, general and administrative costs; financing requirements and capital raising plans; successful integration and development of acquired businesses; regulatory and economic factors affecting the oil and gas business and other factors that may impact our acquisition and development strategy, some of which are beyond our control and difficult to predict.  These statements are only predictions and are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. The following important factors, in addition to those discussed in our other filings with the Securities and Exchange Commission (the “Commission”) from time to time, and other unforeseen events or circumstances, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements: general economic conditions; competition; weather; our ability to raise capital; our ability to control costs; changes within our industries; new and upgraded products and services by us or our competitors; employee retention; sovereign risk; legal and regulatory issues; changes in accounting policies or practices; currency translation and exchange risks; and the market price of oil.

All forward-looking statements are based on information available to us on the date of this filing, and we assume no obligation to update such statements, although we will continue to comply with our obligations under the securities laws.

The following discussion should be read in conjunction with our audited financial statements and notes contained in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009 filed with the Commission and the consolidated interim financial statements and related notes included in this Report.

General

We are working to build a diversified portfolio of energy assets.   To this end, from time to time, we may be engaged in various discussions to acquire businesses or formulate joint venture or other arrangements with energy companies located around the world. Our policy is not to disclose discussions or potential transactions until definitive agreements have been executed. Where appropriate, acquisitions will be financed with equity shares and this may result in substantial dilution to existing stockholders.

On July 16, 2008, we entered into a Joint Venture Agreement (the “JV Agreement”) with Evgeny Bogorad (“Bogorad”), owner of Sibburnefteservis, Ltd. of Novosibirsk, Russia, an oil services company (“SIBBNS”). Pursuant to the JV Agreement, Bogorad has contributed certain of SIBBNS assets and personnel to a joint venture company named TOT-SIBBNS, Ltd., a Russian corporation (“TOT-SIBBNS”). An independent appraisal company has appraised the contributed assets at US$6,221,881.

At the closing on July 16, 2008, we issued to Bogorad 3,000,000 shares of our common stock in exchange for a 75% interest in TOT-SIBBNS. We are obligated to issue to Bogorad 2,000,000 additional shares of common stock upon TOT-SIBBNS obtaining US$10,000,000 in gross revenue during the three-year period following the closing. If TOT-SIBBNS achieves this gross revenue target and Bogorad continues to hold the shares issued pursuant to the JV Agreement on the third anniversary of the closing and the stock price is less than US$1.00 per share, then we, in our sole discretion, must either make an additional payment in cash or additional shares of stock to Bogorad in an amount equal to the difference in the value per share and US$1.00 multiplied by the total number of shares held by Bogorad, or, if we decline to make such payment, Bogorad may require us to return our interest in TOT-SIBBNS in exchange for a payment to us of the fair market value of any assets acquired directly by TOT-SIBBNS (other than the assets initially contributed to the Joint Venture by Bogorad pursuant to the JV Agreement) and 75% of the retained earnings, accounts receivable and cash of TOT-SIBBNS. Bogorad will act as the manager of TOT-SIBBNS. We have the ability to appoint a majority of the Board of Directors of TOT-SIBBNS.

TOT-SIBBNS provides exploration services to oil exploration and production companies located in and around Novosibirsk, Russia. TOT-SIBBNS owns and operates four oil drilling rigs that generate the majority of the revenues of TOT-SIBBNS. TOT-SIBBNS uses this equipment for drilling exploratory wells for fees. In addition, TOT-SIBBNS provides engineering services and well remediation services on a contract fee basis.

On April 2, 2009, TOT-SIBBNS, our joint venture servicing the oil and gas industry in Russia, determined there would be no further oil drilling operations under its existing contract for the current drilling season. TOT-SIBBNS has furloughed most employees (114 field and professional positions) until further notice. It is uncertain when or if drilling services under the existing contract will recommence. The contract for drilling services was temporarily suspended in January 2009 due to the inability of the customer to obtain necessary funding.  During the quarter ending June 30, 2009, TOT-SIBBNS removed some equipment via barge and incurred additional expenses to maintain and secure equipment on the job site.  TOT-SIBBNS incurred total expenses of $51,903 relating to this contract for the quarter ending June 30, 2009.  The majority of TOT-SIBBNS’ equipment remains on-site and is expected to remain on-site through the summer.

11

As previously disclosed, the oil production business in Russia is seasonal and cyclical and is currently experiencing a down cycle in large part due to the recently lower prices relating to the selling price for a barrel of crude oil. While we are hopeful that drilling service demand will increase when the price of oil increases and/or the Russian government adjusts drilling license regulations and fee structures, we can provide no assurance that this will be the case. We may not know whether our drilling operations will be able to recommence with our existing customer or other customers until the end of 2009.

KORLEA-TOT is our 51% joint venture with Korlea Invest Holding AG of Switzerland (“Korlea”) who is a provider and trader of energy assets in the Czech Republic. The new joint venture, Korlea-TOT, established as of July 17, 2008, is expected to assist in the marketing of oil assets sourced by other TOT-Energy companies and contacts.  There has been no activity to date with this joint venture.

Short term financing is provided by TGR Energy, LLC (“TGR”) as we require additional working capital, pursuant to a Subscription Agreement dated August 7, 2008 (the “Subscription Agreement”). TGR has agreed to provide up to $2,000,000 (the “Investment Amount”) in exchange for up to 100,000,000 shares of common stock and warrants to purchase up to 50,000,000 shares of common stock at an exercise price of $0.05 per share. Pursuant to the Subscription Agreement, TGR will fund the Investment Amount as required in our operational budget. TGR’s obligation to fund the Investment Amount will be reduced by any future third party funding or investment on terms no less favorable than those contained in the Subscription Agreement.

For the fiscal year ended March 31, 2009, TGR was issued an aggregate of 82,725,335 shares of common stock of the Company and fully vested warrants to purchase 41,362,168 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement.  These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,654,507 of which $1,017,097 was cash and $637,410 related to refinancing of previously outstanding notes payable.  A compensation charge of $8,827,218 was recorded for the fiscal year ended March 31, 2009.  This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

For the quarter ended June 30, 2009, TGR was issued 4,077,700 shares of common stock of the Company and fully vested warrants to purchase 2,038,850 shares of common stock of the Company for $0.05 per share in exchange for funding of $81,554 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $1,264,087 was recorded for the quarter ended June 30, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value as of the issue date.

The Company entered into a Sponsorship Agreement with American Speed Factory dated April 22, 2009, whereby the Company would receive certain promotional services and sponsorship rights to display the Company’s logo in connection with the 2009 Ferrari Challenge racing season in exchange for the issuance of 500,000 shares of restricted stock of the Company.  This arrangement is valued at $50,000, which amount was recorded as an advertising expense for the quarter ended June 30, 2009.

Up until May 15, 2009, Mr. New’s base salary was $140,000 with a $30,000 bonus payable quarterly for meeting agreed upon objectives.  On May 15, 2009, Mr. New’s base salary was reduced from $140,000 to 91,000 and his bonus was reduced from $30,000 to $19,500 annually. To partially offset the reduction in salary, the Company provided Mr. New with 25,000 shares of fully vested common stock in lieu of his March 31, 2009 cash bonus and 200,000 shares of common stock which vest monthly from April 1, 2009 to September 30, 2009.  A compensation charge of $12,500 was recorded for the quarter ended June 30, 2009 and a compensation charge of $12,500 will be recorded for the quarter ending September 30, 2009, which reflects the market value per share ($0.10) on the first trading day after the date of grant.

Other employees (other than officers and directors) receiving salary reductions were granted a total of 50,000 shares of common stock vesting monthly between April 1, 2009 and September 30, 2009.  The Company recorded a compensation expense of $2,347 for the quarter ended June 30, 2009 and expects to record a compensation expense of  $1,250 for the quarter ending September 30, 2009, to reflect the market value of stock provided in lieu of cash compensation.  Both of these charges were calculated using the price per share of common stock ($0.10) on the first trading date after the date of grant.

For the quarter ended June 30, 2009, the Company accrued an expense of $64,285 relating to stock expected to be issued in exchange for services to be provided by Olympus Securities.  The Company is currently negotiating a revised contract for such services.  Given the unstable equity markets over the last nine months, the Company and Olympus are working together to find a solution that provides value for both parties.

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Several factors raise significant doubt as to our ability to continue operating as a going concern. These factors include our history of net losses and that we have recently commenced operations and, until the second quarter of 2008, have earned minimal revenues. We are dependent upon TGR Energy, LLC or Mike Zoi (as a result of his controlling interest in TGR and the Company’s dependence on the Subscription Agreement with TGR) to fund our operations. Our independent auditors’ report on our financial statements for the year ended March 31, 2009 contains an explanatory paragraph about our ability to continue as a going concern. Management believes that our current operating strategy, as described in the preceding paragraphs, provides the opportunity for us to continue as a going concern; however, there is no assurance this will occur.

Results of Operations for the Three Month Period Ended June 30, 2009

We reported a net loss of  $1,842,031 or $(0.01) per share for the three months ended June 30, 2009, compared to a net loss of $303,287 or $(0.00) per share for the quarter ended June 30, 2008. Weighted average shares outstanding were 300,822,957 and 214,507,773 for the quarters ended June 30, 2009 and 2008, respectively.

The net loss for the three month period ended June 30, 2009 was negatively impacted by the non-cash compensation expense of $1,264,087 related to shares and warrants issued pursuant to the Subscription Agreement with TGR, as described above.  Additionally the Company recorded $50,000 of non-cash marketing expenses relating to services provided in exchange for the issuance of 500,000 shares of the Company’s common stock and a non-cash compensation charge of $23,273 for shares issued and options vested during the period.

For the quarter ended June 30, 2008, there were no operations and the loss of $303,287 was a result of general and administrative expenses associated with operating a public company and locating acquisition opportunities.  There were no non-cash compensation and marketing expenses as described above in results for the quarter ending June 30, 2009.

Operations reported for the quarter ended June 30, 2009 include the expense associated with TOT-SIBBNS.  TOT-SIBBNS accounts for projects using the completed contract method where all costs are capitalized on the balance sheet as Project Costs.  Contract billings are recorded as a reduction to Project Costs and revenue will only be recognized once amounts collected exceed costs incurred.  We reported no revenue from contracts during the three months ended June 30, 2009 and we had no revenue for the three months ended June 30, 2008. Additionally, pursuant to the completed contract method, costs incurred for our existing oil drilling contract were $51,903 for the quarter ended June 30, 2009 and related primarily to the relocation, on-going maintenance and security, of equipment, which is reflected in general and administrative costs.

13

General and administrative expenses for the three months ended June 30, 2009, were $1,926,479 of which $337,900 were attributable to TOT-SIBBNS , $29 to Korlea-TOT for bank fees and $1,588,550 from TOT Energy corporate (USA) expenses.  The following table details the major expense items by category for TOT-SIBBNS and the Company for the quarter ended June 30, 2009:

ITEM	TOT-Energy, Inc.	TOT-SIBBNS
Non-cash compensation expense relating to the Subscription Agreement with TGR	1,264,087	-
Non-cash marketing expense relating to 500,000 shares issued to American Speed Factory for marketing and promotional services	50,000	-
Non-cash amortization of shares expected to be provided to Olympus Securities	64,285	-
Non-cash stock and option compensation expense for quarterly amortization of stock in lieu of salary	23,273	-
Payroll taxes and benefits	145,845	62,294
Professional fees	15,520
Travel	5,803	440
Materials expense	-	2,085
Depreciation	255	161,050
Other general and administrative expenses	19,482	112,031
TOTAL	1,588,550	$337,900

General and administrative expenses for the three months ended June 30, 2008 were $303,287, as we had no business and minimal administrative expenses during this time.  TOT-SIBBNS was purchased July 16, 2008 and there are no expenses associated with TOT-SIBBNS for the quarter ended June 30, 2008.

Other expense was $55 for the three months ended June 30, 2009 as compared with $0 for the three months ended June 30, 2008.

During the three months ended June 30, 2009, we obtained funding of an aggregate of $81,554 under the Subscription Agreement with TGR and recognized a non-cash compensation expense of $1,264,087. This charge is the result of an intrinsic value calculation that measures the difference between fair value on date of issuance of the shares and the purchase price per share under the Subscription Agreement, which amounted to a compensation expense of $815,540. Additionally, the warrants to purchase 33,434,743 shares of common stock issued in connection with these fundings resulted in a corresponding compensation expense of $448,547 based on a Black-Scholes valuation model.

The non-controlling interest relating to the TOT-SIBBNS and Korlea-TOT joint ventures were $84,489 and $14, respectively, for the three months ended June 30, 2009 as compared with $0 for the three months ended June 30, 2008. The joint venture non-controlling interest reflects the joint venture partner’s ownership of each joint venture.

Liquidity and capital resources

At June 30, 2009, we had an accumulated deficit of $18,555,626 and cash of $88,953. We are dependent upon receiving funds from our controlling stockholder, TGR Energy, LLC, which is controlled by our president, Mike Zoi. Pursuant to the Subscription Agreement, TGR is obligated to invest up to $2,000,000 to fund short term working capital requirements in exchange for up to 100,000,000 shares of our common stock and warrants to purchase up to 50,000,000 shares of common stock with an exercise price of $0.05. The shares and warrants will be issued quarterly and we will record an appropriate compensation expense as necessary based on the fair value of the securities on the last day of each fiscal quarter (the date of issuance).  At June 30, 2009, the remaining investment obligation is $263,939.

For the fiscal year ended March 31, 2009, TGR was issued an aggregate of 82,725,335 shares of common stock of the Company and fully vested warrants to purchase 41,362,168 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement.  These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,654,507 of which $1,017,097 was cash and $637,410 related to refinancing of previously outstanding notes payable.  A compensation charge of $8,827,218 was recorded for the fiscal year ended March 31, 2009. This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

For the quarter ended June 30, 2009, TGR was issued 4,077,700 shares of common stock of the Company and fully vested warrants to purchase 2,038,850 shares of common stock of the Company for $0.05 per share in exchange for funding of $81,554 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $1,264,087was recorded for the quarter ended June 30, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value.  This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

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Off-balance sheet arrangements

At June 30, 2009, we did not have any off-balance sheet arrangements as defined in item 303(a)(4) of Regulation S-K.

Recently Issued Accounting Pronouncements

In May 2008, the FASB issued Statement of Financial Accounting Standards No 165 (SFAS No. 165), Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Adoption of this Statement did not result in a change in current practice.

In April 2009, the FASB issued three related FASB Staff Positions (“FSP”): (i) FSP FAS No. 115-2 and FAS No. 124-2, “Recognition of Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”), (ii) FSP FAS No. 107-1 and Accounting Principles Board Opinion (“APB”) No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”), and (iii) FSP FAS No. 157-4, “Determining the Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4), which are effective for interim and annual reporting periods ending after June 15, 2009 and was adopted in the current period. FSP FAS 115-2 and FAS 124-2 amend the other-than-temporary impairment guidance in U.S. GAAP for debt securities to modify the requirement for recognizing other-than-temporary impairments, change the existing impairment model, and modify the presentation and frequency of related disclosures. FSP FAS 107-1 and APB 28-1 require disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).

In May, 2008, the FASB issued Statement No. 162, Hierarchy of Generally Accepted Accounting Principles , which simply moves the requirements related to which authoritative literature to look to first from the audit standards to GAAP. The Company will adopt FAS 162 for the quarter ending September 30, 2009.

Item 4. Controls and Procedures.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure . In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of June 30, 2009, we continue to develop our core activities and focus our resources on the acquisition of assets in the energy sector. Our disclosure controls and procedures are currently not effective because there are a limited number of personnel employed and we cannot have an adequate segregation of duties, and due to material weaknesses in internal control over financial reporting as discussed in our annual report on Form 10-K previously filed with the SEC. Accordingly, management cannot provide reasonable assurance of achieving the desired control objectives. Management works to mitigate these risks by being personally involved in all substantive transactions and attempts to obtain verification of transactions and accounting policies and treatments involving our overseas operations. We are in the process of reviewing and, where necessary, modifying controls and procedures throughout the Company as resources permit. We expect this process to continue through the remainder of fiscal 2010.

During the quarter ended June 30, 2009, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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PART II — OTHER INFORMATION

Item 1. Legal proceedings

We are not currently a party to any such proceedings the outcome of which would have a material effect on our financial condition or results of operations.

Item 2. Unregistered Sales of Equity Securities

For the quarter ended June 30, 2009, TGR was issued 4,077,700 shares of common stock of the Company and fully vested warrants to purchase 2,038,850 shares of common stock of the Company for $0.05 per share in exchange for funding of $81,554 provided during the quarter under the terms of the Subscription Agreement.

In April 2009, the Company issued 500,000 shares of common stock in exchange for marketing and promotional activities.

During the quarter ended June 30, 2009, the Company issued an aggregate of 148,472 shares of common stock in lieu of salaries and bonuses to employees of the Company.

 We believe that each of the foregoing securities transactions were exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, by virtue of Section 4(2) of the Securities Act which exempts transactions by an issuer not involving any public offering.

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Item 6. Exhibits

Exhibit Number	Description

2.1
Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of June 9, 2004, incorporated herein by reference to Exhibit 2.1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

2.2
First Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of October 13, 2004, incorporated herein by reference to Exhibit 2.2 to Amendment No, 1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

2.3
Second Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Splinex and Ener1, Inc., dated as of December 23, 2004, incorporated herein by reference to Exhibit 2.3 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

3.1
Certificate of Incorporation of Splinex, incorporated herein by reference to Exhibit 3.1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

3.2
Certificate of Merger of Splinex, incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

3.3	Bylaws of Splinex, incorporated herein by reference to Exhibit 3.3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

3.4	Certificate of Amendment of Articles of Incorporation, incorporated herein by reference to Appendix A to Schedule 14C filed with the Commission on February 11, 2009.

10.1
Bridge Loan Agreement between Registrant and Ener1 Group, Inc. dated November 2, 2004 incorporated herein by reference to Exhibit 10.13 to Amendment No. 2 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 3, 2004 (Registration No. 333-116817)

3.4	Certificate of Amendment of Articles of Incorporation herin filed by reference to Appendix A to Schedule 14C filed with the Commission on February 11, 2009.

10.1
Bridge Loan Agreement between Registrant and Ener1 Group, Inc. dated November 2, 2004 incorporated herein by reference to Exhibit 10.13 to Amendment No. 2 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 3, 2004 (Registration No. 333-116817)

10.2
Amendment to Bridge Loan Agreement between Registrant and Ener1 Group, Inc. dated November 17, 2004 incorporated herein by reference to Exhibit 10.14 to Amendment No. 2 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 3, 2004 (Registration No. 333-116817)

10.3
Employment Agreement between Christian Schormann and Splinex dated January 12, 2005, incorporated herein by reference to Exhibit 10.15 of the Current Report on Form 8-K filed with the Commission on January 25, 2005.

10.4
Revolving Debt Funding Commitment Agreement between Bzinfin, S.A. and Registrant, dated as of June 9, 2004, incorporated herein by reference to Exhibit 10.1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.5
2004 Stock Option Plan of Registrant, incorporated herein by reference to Exhibit 10.2 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.6
Form of Stock Option Agreement of Registrant, incorporated herein by reference to Exhibit 10.3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.7
Sublease Agreement between Ener1 Group, Inc. and Splinex, LLC, dated as of November 1, 2003, assigned to Registrant as of April 1, 2004, incorporated herein by reference to Exhibit 10.4 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

17

10.8
Contribution Agreement between Splinex, LLC and Registrant, dated as of April 1, 2004, incorporated herein by reference to Exhibit 10.5 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.9
Assignment and Assumption of Employment Agreements between Splinex, LLC and Registrant, dated as of April 1, 2004, incorporated herein by reference to Exhibit 10.6 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.10
Global Bill of Sale and Assignment and Assumption Agreement between Splinex, LLC and Registrant, dated as of April 1, 2004, incorporated herein by reference to Exhibit 10.7 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.11
Employment letter between Gerard Herlihy and Registrant, dated May 20, 2004, incorporated herein by reference to Exhibit 10.8 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.12
Consulting Agreement between Dr. Peter Novak and Registrant, dated January 1, 2004, incorporated herein by reference to Exhibit 10.9 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.13
Form of Employee Innovations and Proprietary Rights Assignment Agreement, incorporated herein by reference to Exhibit 10.10 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.14
Form of Indemnification Agreement, incorporated herein by reference to Exhibit 10.11 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

10.15
Employment Agreement between Michael Stojda and Registrant, dated September 1, 2004, incorporated herein by reference to Exhibit 10.12 to Amendment No. 1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

10.16
Reseller Agreement between Waterloo Maple Inc. and TOT Energy, Inc. dated May 27, 2005., incorporated herein by reference to Exhibit 10.1 to Splinex’s Current Report on Form 8-K, filed with the Commission on June 3, 2005

10.17
Severance Agreement dated November 21, 2005 by and between Splinex and Michael Stojda, incorporated by reference to Exhibit 10.1 to Splinex’s Current Report on Form 8-K, filed with the Commission on November 21, 2005

10.18
Termination Agreement dated October 17, 2005 by and between Splinex and Christian Schormann, incorporated by reference to Exhibit 10.2 to Splinex’s Current Report on Form 8-K, filed with the Commission on November 21, 2005

10.19	First Amendment to Splinex Technology, Inc. 2004 Stock Option Plan incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K, filed with the Commission on June 30, 2009

10.20
Joint Venture Agreement dated July 16, 2008 by and between the Company and Evgeni Bogarad, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the Commission on July 23, 2008

10.21
Notarial Deed dated July 17, 2008 by and between the Company and Korlea Invest Holding AG, incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q, filed with the Commission on November18, 2008

10.22
Subscription Agreement dated August 7, 2008 by and between the Company and TGR Energy, LLC, incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q, filed with the Commission on November 18, 2008

14	Code of Ethics incorporated by reference to Exhibit 10.2 to Splinex’s Annual Report on Form 10-K for the year ended March 31, 2005, filed with the Commission on June 30, 2005

31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TOT Energy, Inc.
Registrant

Date: May [ ], 2010	By:	/s/ Jonathan New
Name: Jonathan New
Title: Chief Financial Officer

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Exhibit 31.1

CERTIFICATION

I, Mike Zoi, certify that:

1.	I have reviewed this amended quarterly report on Form 10-Q of TOT Energy, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

May [ ], 2010	BY: /S/ Mike Zoi
Mike Zoi
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Jonathan New, certify that:

1.	I have reviewed this amended quarterly report on Form 10-Q of TOT Energy, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

May [ ], 2010	BY: /S/ Jonathan New
Jonathan New
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

TOT Energy, Inc.
12100 NE 16 Ave; Suite 210
North Miami, FL 33161

May [  ], 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Certification Pursuant To 18 U.S.C. Sec. 1350

Dear Ladies and Gentlemen:

In connection with the accompanying Amended Quarterly Report on Form 10-Q of TOT Energy, Inc., for the quarter ended June 30, 2009, each of the undersigned hereby certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), to the undersigned’s knowledge that:

1.	such Quarterly Report on Form 10-Q of TOT Energy, Inc., for the quarter ended June 30, 2009, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
the information contained in such Quarterly Report on Form 10-Q of TOT Energy, Inc., for the quarter ended June 30, 2009, fairly presents, in all material respects, the financial condition and results of operations of TOT Energy, Inc.

BY: /S/ Mike Zoi
Mike Zoi
Chief Executive Officer
(Principal Executive Officer)

BY: /S/ Jonathan New
Jonathan New
Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to TOT Energy, Inc. and will be retained by TOT Energy, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

In accordance with Item 601 of Regulation S-K, this certification is being “furnished” as Exhibit 32.2 to TOT Energy, Inc.’s quarterly report and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q/A

(Mark One)

☒ QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2009

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from ____________ to_________________

Commission file number 000-51108

TOT Energy, Inc.
(Exact name of registrant as specified in its charter)

Delaware	20-0715816
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

12100 NE 16 Ave
Suite 210
Miami, FL 33161
(Address of principal executive offices)

(305) 891-2288
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes  ☐  No  ☒

The number of outstanding shares of common stock, $.001 par value, of the registrant as of November 14, 2009 was 310,815,297.

EXPLANATORY NOTE

This Amended Quarterly Report on Form 10-Q/A dated May [  ], 2010 is being filed to:

1.	include correction of the line item title “Inventories” in the Consolidated Condensed Balance Sheets and the Consolidated Statement of Cash Flows;
2.	include additional disclosure on pages 8 and 13 relating to Mike Zoi’s controlling interest in TGR Energy, LLC;
3.	include addition of “Note 5. Joint Ventures” to Notes to the Consolidated Financial Statements;
4.	deletion of “Note 8. Reclassification”;
5.	provide additional disclosure on page 17 relating to our disclosure controls and procedures; and
6.	update Exhibit List pursuant to Item 601 of Regulation S-K.

Other than the foregoing items and conforming changes related thereto, and the correction of certain typographical errors, no part of the Quarterly Report on Form 10-Q filed on November 16, 2009 is being amended, and the filing of this Amended Quarterly Report on Form 10-Q/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to September 30, 2009. This Amended Quarterly Report on Form 10-Q/A restates in its entirety, as amended as aforesaid, the Quarterly Report on Form 10-Q filed on November 16, 2009 for the convenience of the reader.

TOT ENERGY, INC.
Form 10-Q
For the Quarter Ended September 30, 2009
INDEX

		Page
		No.
	PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements	3

	UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS – AS OF SEPTEMBER 30, 2009 AND MARCH 31, 2009	3

	UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2009 AND 2008	4

	UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS – FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009 AND 2008	5

	Notes to Unaudited Condensed Consolidated Financial Statements	6

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.	11

Item 4T.	Controls and Procedures	17

	PART II — OTHER INFORMATION

Item 1.	Legal Proceedings	18

Item 2.	Unregistered Sales of Equity Securities	18

Item 6.	Exhibits	19

	Signatures	21

	References in this Form 10-Q to “we”, “us”, “our”, the “Company” and “TOT Energy” refers to TOT Energy, Inc. and its consolidated subsidiaries, unless otherwise noted.

2

PART I — FINANCIAL INFORMATION

Item 1. Financial Statements.

TOT ENERGY, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2009	March 31, 2009
ASSETS
Current assets
Cash	$95,950	$99,971
Deposits	8,000	6,000
Inventories	37,426	31,174
Prepaid expenses and other assets	11,521	2,220
Total current assets	152,897	139,365

Fixed assets
Building	181,981	160,649
Machinery and equipment	3,457,981	3,053,933
Less: accumulated depreciation	(715,793)	(308,452)
Total fixed assets (net)	2,924,169	2,906,130
Total assets	$3,077,066	$3,045,495

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY) IN ASSETS
Current liabilities
Accounts payable	$91,210	$51,130
Accrued expenses	1,472,685	853,743
Total liabilities	1,563,895	904,873

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Preferred stock ($.001 par value, 100,000,000 shares authorized and no shares issued and outstanding)	-	-
Common stock ($.001 par value, 800,000,000 shares authorized and 310,815,297 and 300,583,108 shares issued and outstanding)	310,815	300,583
Treasury stock, at cost; 250,000 shares	(62,500)	(62,500)
Paid in capital	23,553,775	19,940,319
Accumulated other comprehensive income (loss)	(869,149)	(1,176,614)
Accumulated deficit	(21,115,637)	(16,722,953)
Noncontrolling interest	(304,134)	(138,213)
Total equity	1,513,171	2,140,622
Total liabilities and stockholders' equity	$3,077,066	$3,045,495

See accompanying notes.

3

TOT ENERGY, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Sales	$-	$-	$-	$-
Cost of sales	-	-	-	-
Gross Profit	-	-	-	-

Operating Expenses
General and administrative	2,639,159	2,185,744	4,565,638	2,489,032
Loss from operations	(2,639,159)	(2,185,744)	(4,565,638)	(2,489,032)

Non-operating expense
Other expense	-	(309)	(55)	(309)
Loss before income tax provision	(2,639,159)	(2,186,053)	(4,565,693)	(2,489,341)
Income tax provision	-	-	-	-
Net Loss	(2,639,159)	(2,186,053)	(4,565,693)	(2,489,341)
Add: Net loss attributable to the noncontrolling interest	81,418	25,792	165,921	25,792

Net loss attributable to TOT Energy, Inc.	(2,557,742)	(2,160,261)	(4,399,773)	(2,463,549)

Other comprehensive income
Foreign currency translation gain (loss)	91,273	(15,920)	307,465	(15,920)
Comprehensive loss	$(2,466,469)	$(2,176,181)	$(4,092,308)	$(2,479,469)

Net loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding - basic and diluted	305,370,458	217,238,413	303,323,673	215,873,093

See accompanying notes.

4

TOT ENERGY, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months	Six Months
	Ended	Ended
	September 30, 2009	September 30, 2008
Cash flows from operating activities:
Net loss	$(4,399,774)	$(2,458,513)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	366,980	51,755
Amortization of software license	-	1,197
Decrease in noncontrolling interests	(165,923)	(18,807)
Share Based Compensation	3,434,223	1,789,600

Changes in assets and liabilities, net of acquistions and the effect of consolidation of equity affiliates:
Prepaid expenses	(9,246)	1,235
Costs in excess of billings	-	(176,869)
Due to related parties	(9,393)	303,542
Deposits	(2,000)	(6,000)
Inventories	(2,113)	(44,631)
Accounts payable	35,157	7,566
Accrued expenses	573,516	399,629
Total adjustments	4,221,201	2,308,217
Net cash provided (used) in operating activities	(178,573)	(150,296)

Cash flows from investing activities:
Purchase of equipment	-	(2,010)
Net cash used in investing activities	-	(2,010)

Cash flows from financing activities:
Contributed capital from equity investors	189,466	103,152
Contributed capital for Korlea-TOT joint venture	-	37,926
Net cash provided by financing activities	1 89,466	141,078

Effect of exchange rate changes on cash	(14 ,977)	18,564
Net (decrease) increase in cash	(4,021)	7,336

Cash at beginning of period	99,971	88,007
Cash at end of period	$95,950	$95,343

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for:
Interest	$-	$-
Income taxes	$-	$-

Non-cash investing and financing activities:
Common stock issued pursuant to subscription agreement	$3 ,341,393	$1 ,729,656
Common stock issued to form joint venture TOT-SIBBNS	$-	$4,375,480
Common stock issued for services provided in formation of joint venture Korlea-TOT	$-	$45,500

See accompanying notes.

5

TOT ENERGY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

TOT Energy, Inc. (the “Company”), formerly Splinex Technology, Inc., was organized on February 6, 2004 under the laws of the State of Delaware as a wholly-owned subsidiary of Splinex, LLC, a Florida limited liability company, and was the surviving entity pursuant to a merger with Ener1 Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Ener1, Inc., a Florida corporation. The Company initially intended to develop advanced technologies in the three-dimensional or 3D computer graphics industry. Under an agreement effective April 1, 2004 (the “Contribution Agreement”), Splinex, LLC contributed substantially all of its assets, liabilities and operations to the Company. The Company began its development stage activity on October 28, 2003 (“Inception”), the date of formation of Splinex, LLC, and ended development stage activity on July 16, 2008 when we acquired a 75% interest in the TOT-SIBBNS joint venture and began operations in the oil and gas service industry.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for reporting on Form 10-Q. Accordingly, certain information and footnotes required for complete financial statements are not included herein. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the results for the interim periods presented have been included. These results have been determined on the basis of generally accepted accounting principles and practices applied consistently with those used in the preparation of the Company's Annual Financial Statements for the year ended March 31, 2009. Operating results for the three and six months ended September 30, 2009 are not necessarily indicative of the results that may be expected for any particular quarterly period or the year ending March 31, 2010. It is recommended that the accompanying condensed consolidated financial statements be read in conjunction with the financial statements and notes for the year ended March 31, 2009 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Basis of Consolidation

The interim financial statements include the accounts of TOT Energy, Inc., the accounts of our 75% joint venture, TOT- SIBBNS, a limited liability company formed under the laws of Russia (also known as the Russian Federation) and the accounts of our 51% joint venture, Korlea-TOT, a limited liability company formed under the laws of the Czech Republic. All material intercompany accounts and transactions have been eliminated in this consolidation.

Business Activity

TOT Energy, Inc. is working to acquire a portfolio of energy related assets. To this end, from time to time, the Company may be engaged in various discussions to acquire businesses or formulate joint venture or other arrangements with energy companies located around the world. Where appropriate, acquisitions will be financed with equity shares and this may result in substantial dilution to existing stockholders.  Prior to 2008, the Company developed computer software products.

TOT-SIBBNS provides exploration services to oil exploration and production companies located in and around Novosibirsk, Russia. TOT-SIBBNS owns and operates four oil-drilling rigs that generate the majority of the revenues of TOT-SIBBNS. TOT-SIBBNS uses this equipment for drilling exploratory wells for fees. In addition, TOT-SIBBNS provides engineering services and well remediation services on a contract fee basis.

KORLEA-TOT is our 51% joint venture with Korlea Invest Holding AG of Switzerland (“Korlea”) who is a provider and trader of electricity in the Czech Republic. Korlea-TOT was expected to assist in the marketing of oil assets sourced by other TOT-Energy companies and contacts. There has been no activity to date with this joint venture.

6

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of expenses for the period presented. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid money market investments purchased with an original maturity of three months or less. At September 30, 2009 and March 31, 2009, the Company had no cash equivalents. The Company maintains its U.S. Dollar-denominated cash in a bank deposit account, the balance of which, at times, may exceed federally insured limits. Bank accounts in the United States are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to a limit of $250,000.  At September 30, 2009, and March 31, 2009, the United States bank balances did not exceed the FDIC limit.  The Company also maintains bank balances in Russia and the Czech Republic and at September 30, 2009, the balances were $0 and $92,192 respectively.  At March 31, 2009, bank balances in Russia and the Czech Republic were $0 and $76,656, respectively.  The non-United States bank balances are not insured and there is risk of loss in the event such banks should fail.

Foreign Currency Transactions

The Company’s primary operations are conducted outside the United States and we use foreign currencies to operate our consolidated foreign subsidiaries. Quarterly income and expense items are translated into U.S. dollars using the average interbank rate for the three-month period. Assets and liabilities are translated into U.S. dollars using the interbank rate as of the balance sheet date. Equity items are translated at their historical rate. The Company does not engage in any currency hedging activities.

Revenue Recognition

The Company recognizes revenues from its contract on the completed contract method due to uncertainty in counterparty performance and collections under its terms.  Under the completed contract method, revenues and costs are included in operations when the contract is completed.  Any losses expected to be incurred are charged to operations in the period that such losses are probable.

Net Loss Per Share

Basic net loss per common share is computed by dividing net loss applicable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares issuable upon exercise of common stock options or warrants. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive.

The Company did not issue any new options for the six months ended September 30, 2009, but recorded a compensation expense of $16,945 for options that vested during the period.  During the quarter ended September 30, 2009, the Company issued 5,395,600 shares of common stock and warrants to purchase 2,697,800 shares of common stock in exchange for $107,912 pursuant to the terms of its subscription agreement with TGR Energy, LLC (see Notes 7 and 8).  In addition, the Company issued 110,417 shares of common stock in lieu of compensation (see Note 7).

At September 30, 2009, the Company had outstanding vested stock options to purchase 582,407 shares of common stock and warrants to purchase 46,098,818 shares of common stock.  For the three and six months ended September 30, 2009, these securities are excluded from the earnings per share calculation because their inclusion would be anti-dilutive.

At September 30, 2008, the Company had 582,407 stock options outstanding that were not included in the calculation of earnings per share as they were anti-dilutive.

7

Fair Value of Financial Instruments

The Company’s financial instruments consist mainly of cash deposits, short-term payables and borrowings under related party payables. The Company believes that the carrying amounts of third-party financial instruments approximate fair value, due to their short-term maturities and the related party payables are interest bearing and payable on demand.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes indicate that the carrying amount of an asset or group of assets may not be recoverable. No impairment losses were recorded during the three and six month periods ended September 30, 2009 and 2008.

Subsequent Events

For the purposes of determining whether a post-balance sheet event should be evaluated to determine whether it has an effect on the financial statements for the period ending September 30, 2009, subsequent events were evaluated by the Company as of November 16, 2009, the date on which the unaudited consolidated financial statements at and for the period ended September 30, 2009, were available to be issued.

NOTE 2. GOING CONCERN CONSIDERATIONS

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company had been in the development stage until the second quarter of 2008 and has had minimal revenues since Inception. Management recognizes that the Company must raise capital sufficient to fund business activities until such time as it can generate sufficient revenues and net cash flows in amounts necessary to enable it to continue in existence. These factors include our history of net losses and that minimal revenues have been earned to date. The Company is dependent upon TGR Energy, LLC or Mike Zoi (as a result of his controlling interest in TGR and the Company’s dependence on the Subscription Agreement with TGR) to fund its operations.  TGR Energy, LLC remains obligated to invest up to $120,614 remaining from the $2,000,000 subscription agreement.  The Company’s independent auditors’ report on its financial statements for the year ended March 31, 2009 contains an explanatory paragraph about our ability to continue as a going concern. Management believes that its current operating strategy, as described herein, provides the opportunity for the Company to continue as a going concern; however, there is no assurance this will occur.

NOTE 3. SEGMENT INFORMATION

The Company’s sole reportable business segment is the oil and gas service sector. The Company’s accounting policies for segments are the same as those described in the summary of significant accounting policies.

NOTE 4. CONTRACT ACCOUNTING

The Company accounts for its long-term contracts using the completed contract method of revenue recognition due to increasing uncertainties relating to its sole customer’s ability to continue to finance the existing contract to completion.  The completed contract method recognizes income only when the contract is substantially complete.  Project costs and related revenues are accumulated and are reflected in operations only when an estimated loss is probable.  The contract will be deemed complete when our customer agrees that each milestone contained in the contract has been met.

Billed contract receivables consist of amounts due under our sole contract, which has been suspended due to lack of financing by our customer.   We have fully reserved for uncollected billings and for costs in excess of billings in the amount of $429,486.   There are no revenues or costs charged to operations for the periods ended September 30, 2009 or September 30, 2008 under the completed contract method. For more information, see Note 1 –  “Summary of Significant Accounting Policies – Revenue Recognition” above.

NOTE 5.  JOINT VENTURES

On July 18, 2008, the Company executed an agreement to acquire a 75% controlling interest in TOT-SIBBNS, a limited liability company organized under the laws of the Russian Federation. Pursuant to the Joint Venture Agreement, the owner (the “JV Partner”) of Sibburnefteservis, Ltd. of Novosibirsk, Russia (“SIBBNS”) contributed certain assets of SIBBNS to TOT SIBBNS in exchange for 3,000,000 shares of the Company’s common stock. The assets were appraised at more than $6 million at the time of contribution and the Company is obligated to issue an additional 2,000,000 shares to the JV Partner when TOT SIBBNS achieves $10,000,000 in cumulative revenues. If on the third anniversary of the joint venture agreement, the Company’s stock price is not at least $1.00 per share, the Company will have the option of making an additional payment to the JV Partner or returning the Company’s interest in the joint venture to the JV Partner.

The Company formed a joint venture, Korlea-TOT Energy s.r.o., in July 2008 with its Czech Republic partner Korlea Invest. The Company invested $56,000 to provide the 51% of share capital that the Company owns for this limited liability company in the Czech Republic. The Company financed this investment through a related party Note with Kazo, LLC. Korlea-TOT Energy s.r.o. will engage in marketing and trading of oil and natural gas in Eastern Europe. The Company issued Alexander Kaplan 350,000 newly issued shares of Company stock for his assistance in completing this transaction.

NOTE 6. ACCRUED EXPENSES

Accrued expenses represent expenses that are owed at the end of the period and either have not been billed by the provider or are expenses that are estimated for services provided. At September 30, 2009 and March 31, 2009, accrued expenses consisted of the following:

	September 30, 2009	March 31, 2009

Accrued accounting fees	15,218	29,968

Accrued legal fees	8,635	10,000

Accrued Taxes	287,242	104,535

Accrued payroll	719,020	509,090

Other accrued expenses	442,570	200,150

	$1,472,685	$853,743

8

NOTE 7. STOCKHOLDERS’ EQUITY

The Company is authorized to issue 800,000,000 shares of common stock, par value of $0.001 per share. Each holder of common stock is entitled to one vote for each share held. The Company is authorized to issue 100,000,000 shares of preferred stock, par value $0.001 per share, which may be divided into series with the designations, powers, preferences, and relative rights and any qualifications, limitations or restrictions as determined by the Company’s board of directors.

Under an Exchange Agreement dated December 18, 2007, the Company agreed to issue 113,500,000 newly issued shares of common stock of the Company to TGR Energy, LLC, of which 8,500,000 shares were issued to Bzinfin, S.A., a British Virgin Islands limited corporation that is indirectly owned by an affiliate of the Ener1 Group, and 2,125,000 shares were issued to Alexander Malovik, a principal of Splinex, LLC, in exchange for the Bzinfin and Ener1 Group notes totaling $3,688,132.  TGR Energy, LLC owned 98,157,334 shares of common stock of the Company as of December 17, 2007, and after the completion of the Exchange Agreement transactions owned an aggregate of 201,032,334 shares of common stock of the Company as of December 18, 2007. The Company had a total of 100,757,773 shares of common stock outstanding at December 17, 2007 and 214,507,773 shares of common stock outstanding at December 18, 2007.

On August 7, 2008, the Board of Directors approved a Subscription Agreement dated August 7, 2008 (the “ Subscription Agreement”) with TGR Energy, LLC (“TGR”), wherein TGR committed to invest up to $2,000,000 in exchange for up to 100,000,000 shares of the Company's common stock for $0.02 per share. In addition, the Company granted TGR warrants to purchase up to 50,000,000 shares of common stock for $0.05 per share. These warrants may be exercised within five years from the date of grant. The shares and warrants are issuable under the Subscription Agreement upon the funding from time to time by TGR. The valuation date to determine the appropriate compensation charge is the last day of the quarter then ended.

For the quarter and year to date ended September 30, 2009, the Company recorded compensation expense of $0.10 per share or $8,519 and  $16,945, respectively for options of Mr. New issued on August 13, 2008 that vested during the quarter and the six month period ended September 30, 2009.

Up until May 15, 2009, Mr. New’s base salary was $140,000 with a $30,000 bonus payable quarterly for meeting agreed upon objectives.  On May 15, 2009, Mr. New’s base salary was reduced from $140,000 to $91,000 and his bonus was reduced from $30,000 to $19,500 annually. To partially offset the reduction in salary, the Company provided Mr. New with 25,000 shares of fully vested common stock in lieu of his March 31, 2009 cash bonus and 200,000 shares of common stock which vest monthly from April 1, 2009 to September 30, 2009.  A compensation charge of $12,500 was recorded for the quarter ended June 30, 2009 and a compensation charge of $10,000 was recorded for the quarter ended September 30, 2009, which reflects the market value per share ($0.10) on the first trading day after the date of grant.

Other employees (other than officers and directors) receiving salary reductions were granted a total of 50,000 shares of common stock vesting monthly between April 1, 2009 and September 30, 2009.  The Company recorded a compensation charge of $2,347 for the quarter ended June 30, 2009 and a compensation expense of $1,042 for the quarter ended September 30, 2009, to reflect the market value of stock provided in lieu of cash compensation.  Both of these charges were calculated using the price per share of common stock ($0.10) on the first trading date after the date of grant.

For the quarter ended June 30, 2009, the Company accrued an expense of $64,285 relating to stock expected to be issued in exchange for services to be provided by Olympus Securities.  The Company is currently negotiating a revised contract for such services.  Given the unstable equity markets last year, the Company and Olympus are working together to find a solution that provides value for both parties going forward.  There were no charges for this agreement for the three months ended September 30, 2009.

For the fiscal year ended March 31, 2009, TGR was issued an aggregate of 82,725,335 shares of common stock of the Company and fully vested warrants to purchase 41,362,168 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement.  These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,654,507 of which $1,017,097 was cash and $637,410 related to refinancing of previously outstanding notes payable.  A compensation charge of $8,812,774 was recorded for the fiscal year ended March 31, 2009.  This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

For the quarter ended June 30, 2009, TGR was issued 4,077,700 shares of common stock of the Company and fully vested warrants to purchase 2,038,850 shares of common stock of the Company for $0.05 per share in exchange for funding of $81,554 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $1,264,087 was recorded for the quarter ended June 30, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value as of the issue date.

For the quarter ended September 30, 2009, TGR was issued 5,395,600 shares of common stock of the Company and fully vested warrants to purchase 2,697,800 shares of common stock of the Company for $0.05 per share in exchange for funding of $107,912 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $2,077,306 was recorded for the quarter ended September 30, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value as of the issue date.

The Company entered into a Sponsorship Agreement with American Speed Factory dated April 22, 2009, whereby the Company receives certain promotional services and sponsorship rights to display the Company’s logo in connection with the 2009 Ferrari Challenge racing season in exchange for the issuance of 500,000 shares of restricted stock of the Company.  This arrangement is valued at $50,000, which amount was recorded as an advertising expense for the quarter ended June 30, 2009.

9

At September 30, 2009, the Company had options to purchase 1,200,000 shares of common stock outstanding under its stock option plan, of which options to purchase 582,407 shares of common stock are vested, with an exercise price of $0.25 per share and with a remaining weighted average contractual term of 5.36 years. The Company also had warrants to purchase 46,098,818 shares of common stock outstanding at September 30, 2009 with a strike price of $0.05 per share and a remaining average contractual term of 4.31 years.

NOTE 8. RELATED PARTY TRANSACTIONS

On August 7, 2008, the Company and TGR, which holds 95% of the Company’s outstanding common stock, entered into the Subscription Agreement described above pursuant to which TGR has agreed to provide funding of up to $2,000,000 (the “Investment Amount”) in exchange for up to 100,000,000 shares of the Company’s common stock and warrants to purchase up to 50,000,000 shares of the Company’s common stock at an exercise price of $0.05 per share. Pursuant to the Subscription Agreement, TGR will fund the Investment Amount as required in the Company’s operational budget. TGR’s obligation to fund the Investment Amount will be reduced by any future third party funding or investments in the Company on terms no less favorable than those contained in the Subscription Agreement.

See Note 7 for equity securities issued to TGR Energy, LLC under the terms of the Subscription Agreement.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This Quarterly Report on Form 10-Q contains forward -looking statements. These statements relate to our expectations, hopes, beliefs, intentions or strategies regarding future events or future financial performance.  Any statements contained in this report that are not statements of historical fact may be deemed forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue,” or the negative of such terms or other comparable terminology. Forward-looking statements include but are not limited to statements regarding: our future business plans; future sales of our products and services; introduction of new products and services; expected hiring levels; marketing plans; increases of selling, general and administrative costs; financing requirements and capital raising plans; successful integration and development of acquired businesses; regulatory and economic factors affecting the oil and gas business and other factors that may impact our acquisition and development strategy, some of which are beyond our control and difficult to predict.  These statements are only predictions and are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. The following important factors, in addition to those discussed in our other filings with the Securities and Exchange Commission (the “Commission”) from time to time, and other unforeseen events or circumstances, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements: general economic conditions; competition; weather; our ability to raise capital; our ability to control costs; changes within our industries; new and upgraded products and services by us or our competitors; employee retention; sovereign risk; legal and regulatory issues; changes in accounting policies or practices; currency translation and exchange risks; and the market price of oil.

All forward-looking statements are based on information available to us on the date of this filing, and we assume no obligation to update such statements, although we will continue to comply with our obligations under the securities laws.

The following discussion should be read in conjunction with our audited financial statements and notes contained in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009 filed with the Commission and the consolidated interim financial statements and related notes included in this Report.

General

We are working to build a diversified portfolio of energy assets.   To this end, from time to time, we may be engaged in various discussions to acquire businesses or formulate joint venture or other arrangements with energy companies located around the world. Our policy is not to disclose discussions or potential transactions until definitive agreements have been executed. Where appropriate, acquisitions will be financed with equity shares and this may result in substantial dilution to existing stockholders.

On July 16, 2008, we entered into a Joint Venture Agreement (the “JV Agreement”) with Evgeny Bogorad (“Bogorad”), owner of Sibburnefteservis, Ltd. of Novosibirsk, Russia, an oil service company (“SIBBNS”). Pursuant to the JV Agreement, Bogorad has contributed certain of SIBBNS assets and personnel to a joint venture company named TOT-SIBBNS, Ltd., a Russian corporation (“TOT-SIBBNS”). An independent appraisal company has appraised the contributed assets at $6,221,881.

At the closing on July 16, 2008, we issued to Bogorad 3,000,000 shares of our common stock in exchange for a 75% interest in TOT-SIBBNS. We are obligated to issue to Bogorad 2,000,000 additional shares of common stock upon TOT-SIBBNS obtaining $10,000,000 in gross revenue during the three-year period following the closing. If TOT-SIBBNS achieves this gross revenue target and Bogorad continues to hold the shares issued pursuant to the JV Agreement on the third anniversary of the closing and the stock price is less than $1.00 per share, then we, in our sole discretion, must either make an additional payment in cash or additional shares of stock to Bogorad in an amount equal to the difference in the value per share and $1.00 multiplied by the total number of shares held by Bogorad, or, if we decline to make such payment, Bogorad may require us to return our interest in TOT-SIBBNS in exchange for a payment to us of the fair market value of any assets acquired directly by TOT-SIBBNS (other than the assets initially contributed to the Joint Venture by Bogorad pursuant to the JV Agreement) and 75% of the retained earnings, accounts receivable and cash of TOT-SIBBNS. Bogorad will act as the manager of TOT-SIBBNS. We have the ability to appoint a majority of the Board of Directors of TOT-SIBBNS.

TOT-SIBBNS provides exploration services to oil exploration and production companies located in and around Novosibirsk, Russia. TOT-SIBBNS owns and operates four oil-drilling rigs that have generated the majority of the revenues of TOT-SIBBNS. TOT-SIBBNS uses this equipment for drilling exploratory wells for fees. In addition, TOT-SIBBNS provides engineering services and well remediation services on a contract fee basis.

On April 2, 2009, TOT-SIBBNS, our joint venture servicing the oil and gas industry in Russia, determined there would be no further oil drilling operations under its existing contract for the prior drilling season. TOT-SIBBNS has furloughed most employees (114 field and professional positions) until further notice. It is uncertain when or if drilling services under the existing contract will recommence. The contract for drilling services was temporarily suspended in January 2009 due to the inability of the customer to obtain necessary funding.  During the quarter ended September 30, 2009, TOT-SIBBNS incurred additional expenses to rig, maintain and secure equipment on the job site in order to ensure our customer was granted an extension of their license.  TOT-SIBBNS incurred total expenses of $104,475 relating to this contract for the quarter ended September 30, 2009 and $156,378 for the six months ended September 30, 2009.

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As previously disclosed, the oil production business in Russia is seasonal and cyclical and was experiencing a down cycle in large part due to the lower prices relating to the selling price for a barrel of crude oil. While we are hopeful that drilling service demand will increase as prices currently remain stable in the $80 per barrel range (or higher) and/or the Russian government adjusts drilling license regulations and fee structures, we can provide no assurance that this will be the case. We our currently marketing drilling operations for the upcoming drilling season (November – April) and we continue to advance rigging on our one, non-paying contract in order to allow our customer to retain their drilling license (see Note 4) and continue on the project.

KORLEA-TOT is our 51% joint venture with Korlea Invest Holding AG of Switzerland (“Korlea”) who is a provider and trader of energy assets in the Czech Republic. The new joint venture, Korlea-TOT, established as of July 17, 2008, is expected to assist in the marketing of oil assets sourced by other TOT-Energy companies and contacts.  There has been no activity to date with this joint venture.

Short term financing is provided by TGR Energy, LLC (“TGR”) as we require additional working capital, pursuant to a Subscription Agreement dated August 7, 2008 (the “Subscription Agreement”). TGR has agreed to provide up to $2,000,000 (the “Investment Amount”) in exchange for up to 100,000,000 shares of common stock and warrants to purchase up to 50,000,000 shares of common stock at an exercise price of $0.05 per share. Pursuant to the Subscription Agreement, TGR will fund the Investment Amount as required in our operational budget. TGR’s obligation to fund the Investment Amount will be reduced by any future third party funding or investment on terms no less favorable than those contained in the Subscription Agreement.

For the fiscal year ended March 31, 2009, TGR was issued an aggregate of 82,725,335 shares of common stock of the Company and fully vested warrants to purchase 41,362,168 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement.  These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,654,507 of which $1,017,097 was cash and $637,410 related to refinancing of previously outstanding notes payable.  A compensation charge of $8,812,774 was recorded for the fiscal year ended March 31, 2009.  This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

For the quarter ended June 30, 2009, TGR was issued 4,077,700 shares of common stock of the Company and fully vested warrants to purchase 2,038,850 shares of common stock of the Company for $0.05 per share in exchange for funding of $81,554 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $1,264,087 was recorded for the quarter ended June 30, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value as of the issue date.

For the quarter ended September 30, 2009, TGR was issued 5,395,600 shares of common stock of the Company and fully vested warrants to purchase 2,697,800 shares of common stock of the Company for $0.05 per share in exchange for funding of $107,912 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $2,077,306 was recorded for the quarter ended September 30, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value as of the issue date.

The Company entered into a Sponsorship Agreement with American Speed Factory dated April 22, 2009, whereby the Company would receive certain promotional services and sponsorship rights to display the Company’s logo in connection with the 2009 Ferrari Challenge racing season in exchange for the issuance of 500,000 shares of restricted stock of the Company.  This arrangement is valued at $50,000, which amount was recorded as an advertising expense for the quarter ended June 30, 2009.

Up until May 15, 2009, Mr. New’s base salary was $140,000 with a $30,000 bonus payable quarterly for meeting agreed upon objectives.  On May 15, 2009, Mr. New’s base salary was reduced from $140,000 to 91,000 and his bonus was reduced from $30,000 to $19,500 annually. To partially offset the reduction in salary, the Company provided Mr. New with 25,000 shares of fully vested common stock in lieu of his March 31, 2009 cash bonus and 200,000 shares of common stock which vest monthly from April 1, 2009 to September 30, 2009.  A compensation charge of $12,500 was recorded for the quarter ended June 30, 2009 and a compensation charge of $10,000 was recorded for the quarter ended September 30, 2009, which reflects the market value per share ($0.10) on the first trading day after the date of grant.

Other employees (other than officers and directors) receiving salary reductions were granted a total of 50,000 shares of common stock vesting monthly between April 1, 2009 and September 30, 2009.  The Company recorded a compensation expense of $2,347 for the quarter ended June 30, 2009 and a compensation expense of  $1,042 for the quarter ended September 30, 2009, to reflect the market value of stock provided in lieu of cash compensation.  Both of these charges were calculated using the price per share of common stock ($0.10) on the first trading date after the date of grant.

For the quarter ended June 30, 2009, the Company accrued an expense of $64,285 relating to stock expected to be issued in exchange for services to be provided by Olympus Securities.  The Company is currently negotiating a revised contract for such services.  Given the unstable equity markets over the last year, the Company and Olympus are working together to find a solution that provides value for both parties.  There were no charges relating to this agreement for the quarter ended September 30, 2009.

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Several factors raise significant doubt as to our ability to continue operating as a going concern. These factors include our history of net losses and that we have recently commenced operations and, until the second quarter of 2008, have earned minimal revenues. We are dependent upon TGR Energy, LLC or Mike Zoi (as a result of his controlling interest in TGR and our dependence on the Subscription Agreement with TGR) to fund our operations. Our independent auditors’ report on our financial statements for the year ended March 31, 2009 contains an explanatory paragraph about our ability to continue as a going concern. Management believes that our current operating strategy, as described in the preceding paragraphs, provides the opportunity for us to continue as a going concern; however, there is no assurance this will occur.

Results of Operations for the Three-Month Periods Ended September 30, 2009 and 2008

We reported a net loss of  $2,557,742 or $(0.01) per share for the three months ended September 30, 2009, compared to a net loss of $2,160,261 or $(0.01) per share for the quarter ended September 30, 2008. Weighted average shares outstanding were 305,370,458 and 217,238,413 for the quarters ended September 30, 2009 and 2008, respectively.

The net loss for the three month period ended September 30, 2009 was negatively impacted by the non-cash compensation expense of $2,077,306 related to shares and warrants issued pursuant to the Subscription Agreement with TGR as compared with a non-cash compensation expense of $1,729,656 for the three months ended September 30, 2008.

Additionally the Company recorded a non-cash compensation charge of $19,561 for shares issued and options vested during the three months ended September 30, 2009 as compared with a non-cash compensation charge of $14,444 during the three month period ended September 30, 2008.

For the quarter ended September 30, 2008, there were no operations until mid-July when we purchased a 75% interest in TOT-SIBBNS.  TOT-SIBBNS accounts for projects using the completed contract method where all costs are capitalized on the balance sheet as Project Costs.  Contract billings are recorded as a reduction to Project Costs and revenue will only be recognized once amounts collected exceed costs incurred.  We reported no revenue from contracts during the three months ended September 30, 2009 and we had no revenue for the three months ended September 30, 2008. Additionally, pursuant to the completed contract method, costs incurred for our existing oil drilling contract were $104,475 for the quarter ended September 30, 2009 and related primarily to the rigging, on-going maintenance and security, of equipment, which is reflected in general and administrative costs.

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General and administrative expenses for the three months ended September 30, 2009, were $2,639,159 of which $325,572 were attributable to TOT-SIBBNS and $2,313,537 were attributable to TOT Energy primarily relating to non-cash compensation expense.  The following table details the major expense items by category for the Company for the three months ended September 30, 2009 compared to the three months ended September 30, 2008:

	September 30, 2009	September 30, 2008	Variances

Compensation expense for TGR Energy, LLC Subscription Agreement	$2,077,306	$1,729,656	$347,650

Consulting fees	4,893	55,756	(50 , 863)

Compensation expense recorded for options issued	8,519	14,444	(5,925)

TOT SIBBNS General and Administrative	325,572	102,859	222,713

Salaries and Benefits	148,675	159,855	(11,180)

Professional Fees	23,606	41,479	(17,873)

Other	50,588	81,695	(31,107)

TOTAL	$2,639,159	$2,185,744	$453,415

During the three months ended September 30, 2009, we obtained funding of an aggregate of $107,912 under the Subscription Agreement with TGR and recognized a non-cash compensation expense of $2,077,306. This charge is the result of an intrinsic value calculation that measures the difference between fair value on date of issuance of the shares and the purchase price per share under the Subscription Agreement, which amounted to a compensation expense of $1,348,900. Additionally, the warrants to purchase 2,697,800 shares of common stock issued in connection with these fundings resulted in a corresponding compensation expense of $728,406 based on a Black-Scholes valuation model. The total compensation charge for the three month period ended September 30, 2008 was $1,729,656.

Professional fees were $17,873 lower for the quarter ended September 30, 2009 as compared with the same period in 2008. For the three months ended September 30, 2009, consulting expenses for U.S. operations were $50,863 lower and payroll was $11,180 lower as compared with the three months ended September 30, 2008.

Other expenses of $50,558 for the three months ended September 30, 2009 were considerably lower than other expenses of $81,695 for the three months ended September 30, 2008 as a result of lower state tax accrual and lower rent and filing fee expenses.

TOT-SIBBNS general and administrative expenses were $222,713 higher during the three months ended September 30, 2009 as compared with the same period in 2008. For the quarter ended September 30, 2009, all expenses and contract project costs are charged to operations as compared to the quarter ended September 30, 2008 where TOT-SIBBNS capitalized $148,928 in project costs. Additionally, general and administrative costs were favorably impacted by the difference in the number of days included in each quarterly period. The 2008 quarterly period was 75 days due to the establishment of the joint venture in July 2008 as compared with a full 90 day quarterly period in 2009.

Other expense was $0 and $309 for the three months ended September 30, 2009 and 2008 respectively.

The non-controlling interest relating to the TOT-SIBBNS and Korlea-TOT joint ventures were $81,393 and $25, respectively, for the three months ended September 30, 2009 as compared with $25,792 and $0, respectively, for the three months ended September 30, 2008. The joint venture non-controlling interest reflects the joint venture partner’s ownership of each joint venture.

Results of Operations for the Six-Month Periods Ended September 30, 2009 and 2008

We reported a net loss of $4,399,773 or $(0.01) per share for the six months ended September 30, 2009, compared to a net loss of $2,463,549 or $(0.01) per share for the six months ended September 30, 2008. Weighted average shares outstanding were 303,323,673 and 215,873,093 for the quarters ended September 30, 2009 and 2008, respectively.

During the six months ended September 30, 2009, we obtained funding of an aggregate of $189,466 under the Subscription Agreement with TGR and recognized a non-cash compensation expense of $3,341,393. This charge is the result of an intrinsic value calculation that measures the difference between fair value on date of issuance of the shares and the purchase price per share under the Subscription Agreement, which amounted to a compensation expense of $2,164,440. Additionally, the warrants to purchase 4,736,650 shares of common stock issued in connection with these fundings resulted in a corresponding compensation expense of $1,176,953 based on a Black-Scholes valuation model. For the six months ended September 30, 2008, we incurred a total compensation charge of $1,729,656 in connection with fundings under the Subscription Agreement.

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TOT-SIBBNS general and administrative expenses were $663,472 for the six months ended September 30, 2009 as compared with $102,859 reported for the six months ended September 30, 2008. The $102,859 represents only 75 days of general and administrative expenses as we formed the TOT-SIBBNS joint venture on July 16, 2008. The $663,472 represents a full six months of operating expenses.

Investor relations expense was $83,535 for the six months ended September 30, 2009 and $36,268 for the same period in 2008. The $47,267 in additional expense was a result of $64,285 accrued for expected stock based investor relations compensation (see Note 6). Rent expense decreased due to relocating U.S. operations to cheaper office space. Additionally, consulting fees paid in 2008 of $45,500 relating to the formation of Korlea-TOT joint venture were not reproduced in 2009. Professional fees decreased by $75,914 in 2009 when compared to the six month period ended September 30, 2008 as a result of lower consulting, legal and accounting fees for the six months ended September 30, 2009.

The following table summarizes general and administrative expenses for the six months ended September 30, 2009 and 2008:

	September 30, 2009	September 30, 2008	Variances
Compensation expense for TGR Energy, LLC Subscription Agreement	$3,341,393	$1,729,656	$1,611,737
TOT-SIBBNS general and administrative (Russia)	663,472	102,859	560,613
Investor relations	83,535	36,268	47,267
All other general and administrative expenses for TOT USA	74,412	53,646	20,766
Salaries and benefits (USA)	303,130	289,888	13,242
Compensation expense recorded for options issued	16,945	14,444	2,501
Insurance - Directors and Officers	7,556	7,792	(236)
Costs associated with public filings	5,191	11,905	(6,714)
Travel	21,256	42,019	(20,763)
Rent	4,000	34,393	(30,393)
Consulting fees (non-cash) paid in stock re Korlea-TOT formation	-	45,500	(45,500)
Professional Fees (accounting, legal, consulting and other)	44,748	120,662	(75,914)
Total General and Administrative Expenses	$4,565,638	$2,489,032	$2,076,606

Liquidity and capital resources

At September 30, 2009, we had an accumulated deficit of $21,115,637 and cash of $95,950. We are dependent upon receiving funds from our controlling stockholder, TGR Energy, LLC, which is controlled by our president, Mike Zoi. Pursuant to the Subscription Agreement, TGR is obligated to invest up to $2,000,000 to fund short term working capital requirements in exchange for up to 100,000,000 shares of our common stock and warrants to purchase up to 50,000,000 shares of common stock with an exercise price of $0.05. The shares and warrants will be issued quarterly and we will record an appropriate compensation expense as necessary based on the fair value of the securities on the last day of each fiscal quarter (the date of issuance). At September 30, 2009, the remaining investment obligation is $120,614.

For the fiscal year ended March 31, 2009, TGR was issued an aggregate of 82,725,335 shares of common stock of the Company and fully vested warrants to purchase 41,362,168 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement. These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,654,507 of which $1,017,097 was cash and $637,410 related to refinancing of previously outstanding notes payable. A compensation charge of $8,812,774 was recorded for the fiscal year ended March 31, 2009. This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

For the quarter ended June 30, 2009, TGR was issued 4,077,700 shares of common stock of the Company and fully vested warrants to purchase 2,038,850 shares of common stock of the Company for $0.05 per share in exchange for funding of $81,554 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $1,264,087was recorded for the quarter ended June 30, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value. This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

For the quarter ended September 30, 2009, TGR was issued 5,395,600 shares of common stock of the Company and fully vested warrants to purchase 2,697,800 shares of common stock of the Company for $0.05 per share in exchange for funding of $107,912 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $2,077,306 was recorded for the quarter ended September 30, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value as of the issue date. This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

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Off-balance sheet arrangements

At September 30, 2009, we did not have any off-balance sheet arrangements as defined in item 303(a)(4) of Regulation S-K.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162.” SFAS No. 168 sets forth the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative nongovernmental GAAP. The Codification was launched on July 1, 2009 and is the official source of authoritative, nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), EITF, and related literature. After the Codification was launched on July 1, 2009, only one level of authoritative U.S. GAAP exists, other than guidance issued by the Securities and Exchange Commission. All other accounting literature excluded from the Codification will be considered non-authoritative. The Codification is effective for interim and annual periods ending after September 15, 2009 and was adopted by the Company for the three month period ended September 30, 2009. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued Accounting Standards Codification (“ASC”) 855, Subsequent Events (formerly SFAS No. 165), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Adoption of this Statement did not result in a change in current practice.

In September 2006, the FASB issued FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company adopted FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures (formerly SFAS 157) effective April 1, 2008 for all financial assets and liabilities and any other assets and liabilities that are recognized or disclosed at fair value on a recurring basis (see “NOTE 10 — Fair Value Measurement”). The adoption of this statement on April 1, 2008, did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

FASB ASC 820 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2009 and 2008.

Stock Options and Warrants: Options and warrants are Level 2 in the valuation framework. Options and warrants are granted to employees, vendors and others for incentive purposes or in exchange for services. The Company values options and warrants using a Black-Scholes valuation model that considers the Company’s stock volatility, stock price, dividends, option/warrant term, option/warrant exercise price and a bond equivalent yield. Using the inputs above, an option or warrant value is determined using the Black-Scholes formula and this value is multiplied by the number of securities provided in order to determine a fair value charge for the particular options or warrants under valuation.

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Common Stock: Valued at the quoted closing price reported on the over the counter bulletin board (OTCBB) exchange as of the first day after the stock is granted that the stock trades less any compensation received for common stock. Common stock is treated as Level 1 in the valuation framework above.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Item 4. Controls and Procedures.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure . In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of September 30, 2009, we continue to develop our core activities and focus our resources on the acquisition of assets in the energy sector. Our disclosure controls and procedures are currently not effective because there are a limited number of personnel employed and we cannot have an adequate segregation of duties, and due to material weaknesses in internal control over financial reporting as discussed in our annual report on Form 10-K previously filed with the SEC. Accordingly, management cannot provide reasonable assurance of achieving the desired control objectives. Management works to mitigate these risks by being personally involved in all substantive transactions and attempts to obtain verification of transactions and accounting policies and treatments involving our overseas operations. We are in the process of reviewing and, where necessary, modifying controls and procedures throughout the Company as resources permit. We expect this process to continue through fiscal 2011.

During the quarter ended September 30, 2009, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

17

PART II — OTHER INFORMATION

Item 1. Legal proceedings

We are not currently a party to any such proceedings the outcome of which would have a material effect on our financial condition or results of operations.

Item 2. Unregistered Sales of Equity Securities

For the quarter ended September 30, 2009, TGR was issued 5,395,600 shares of common stock of the Company and fully vested warrants to purchase 2,697,800 shares of common stock of the Company for $0.05 per share in exchange for funding of $107,912 provided during the quarter under the terms of the Subscription Agreement.

During the quarter ended September 30, 2009, the Company issued an aggregate of 110,417 shares of common stock in lieu of salaries and bonuses to employees of the Company.

We believe that each of the foregoing securities transactions were exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, by virtue of Section 4(2) of the Securities Act which exempts transactions by an issuer not involving any public offering.

18

Item 6. Exhibits

Exhibit Number	Description

2.1
Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of June 9, 2004, incorporated herein by reference to Exhibit 2.1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

2.2
First Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of October 13, 2004, incorporated herein by reference to Exhibit 2.2 to Amendment No, 1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

2.3
Second Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Splinex and Ener1, Inc., dated as of December 23, 2004, incorporated herein by reference to Exhibit 2.3 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

3.1
Certificate of Incorporation of Splinex, incorporated herein by reference to Exhibit 3.1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

3.2
Certificate of Merger of Splinex, incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

3.3	Bylaws of Splinex, incorporated herein by reference to Exhibit 3.3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

3.4	Certificate of Amendment of Articles of Incorporation, incorporated herein by reference to Appendix A to Schedule 14C filed with the Commission on February 11, 2009.

10.1
Bridge Loan Agreement between Registrant and Ener1 Group, Inc. dated November 2, 2004 incorporated herein by reference to Exhibit 10.13 to Amendment No. 2 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 3, 2004 (Registration No. 333-116817)

3.4	Certificate of Amendment of Articles of Incorporation herin filed by reference to Appendix A to Schedule 14C filed with the Commission on February 11, 2009.

10.1
Bridge Loan Agreement between Registrant and Ener1 Group, Inc. dated November 2, 2004 incorporated herein by reference to Exhibit 10.13 to Amendment No. 2 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 3, 2004 (Registration No. 333-116817)

10.2
Amendment to Bridge Loan Agreement between Registrant and Ener1 Group, Inc. dated November 17, 2004 incorporated herein by reference to Exhibit 10.14 to Amendment No. 2 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 3, 2004 (Registration No. 333-116817)

10.3
Employment Agreement between Christian Schormann and Splinex dated January 12, 2005, incorporated herein by reference to Exhibit 10.15 of the Current Report on Form 8-K filed with the Commission on January 25, 2005.

10.4
Revolving Debt Funding Commitment Agreement between Bzinfin, S.A. and Registrant, dated as of June 9, 2004, incorporated herein by reference to Exhibit 10.1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.5
2004 Stock Option Plan of Registrant, incorporated herein by reference to Exhibit 10.2 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.6
Form of Stock Option Agreement of Registrant, incorporated herein by reference to Exhibit 10.3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.7
Sublease Agreement between Ener1 Group, Inc. and Splinex, LLC, dated as of November 1, 2003, assigned to Registrant as of April 1, 2004, incorporated herein by reference to Exhibit 10.4 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

19

10.8
Contribution Agreement between Splinex, LLC and Registrant, dated as of April 1, 2004, incorporated herein by reference to Exhibit 10.5 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.9
Assignment and Assumption of Employment Agreements between Splinex, LLC and Registrant, dated as of April 1, 2004, incorporated herein by reference to Exhibit 10.6 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.10
Global Bill of Sale and Assignment and Assumption Agreement between Splinex, LLC and Registrant, dated as of April 1, 2004, incorporated herein by reference to Exhibit 10.7 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.11
Employment letter between Gerard Herlihy and Registrant, dated May 20, 2004, incorporated herein by reference to Exhibit 10.8 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.12
Consulting Agreement between Dr. Peter Novak and Registrant, dated January 1, 2004, incorporated herein by reference to Exhibit 10.9 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.13
Form of Employee Innovations and Proprietary Rights Assignment Agreement, incorporated herein by reference to Exhibit 10.10 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.14
Form of Indemnification Agreement, incorporated herein by reference to Exhibit 10.11 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

10.15
Employment Agreement between Michael Stojda and Registrant, dated September 1, 2004, incorporated herein by reference to Exhibit 10.12 to Amendment No. 1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

10.16
Reseller Agreement between Waterloo Maple Inc. and TOT Energy, Inc. dated May 27, 2005., incorporated herein by reference to Exhibit 10.1 to Splinex’s Current Report on Form 8-K, filed with the Commission on June 3, 2005

10.17
Severance Agreement dated November 21, 2005 by and between Splinex and Michael Stojda, incorporated by reference to Exhibit 10.1 to Splinex’s Current Report on Form 8-K, filed with the Commission on November 21, 2005

10.18
Termination Agreement dated October 17, 2005 by and between Splinex and Christian Schormann, incorporated by reference to Exhibit 10.2 to Splinex’s Current Report on Form 8-K, filed with the Commission on November 21, 2005

10.19	First Amendment to Splinex Technology, Inc. 2004 Stock Option Plan incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K, filed with the Commission on June 30, 2009

10.20
Joint Venture Agreement dated July 16, 2008 by and between the Company and Evgeni Bogarad, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the Commission on July 23, 2008

10.21
Notarial Deed dated July 17, 2008 by and between the Company and Korlea Invest Holding AG, incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q, filed with the Commission on November 18, 2008

10.22
Subscription Agreement dated August 7, 2008 by and between the Company and TGR Energy, LLC, incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q, filed with the Commission on November 18, 2008

14	Code of Ethics incorporated by reference to Exhibit 10.2 to Splinex’s Annual Report on Form 10-K for the year ended March 31, 2005, filed with the Commission on June 30, 2005

31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TOT Energy, Inc.
Registrant

Date: May [ ], 2010	By:	/s/ Jonathan New
Name: Jonathan New
Title: Chief Financial Officer

21

Exhibit 31.1

CERTIFICATION

I, Mike Zoi, certify that:

1.	I have reviewed this amended quarterly report on Form 10-Q of TOT Energy, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

May [ ], 2010	BY: /S/ Mike Zoi
Mike Zoi
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Jonathan New, certify that:

1.	I have reviewed this amended quarterly report on Form 10-Q of TOT Energy, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

May [ ], 2010	BY: /S/ Jonathan New
Jonathan New
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

TOT Energy, Inc.
12100 NE 16 Ave; Suite 210
North Miami, FL 33161

May [  ], 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Certification Pursuant To 18 U.S.C. Sec. 1350

Dear Ladies and Gentlemen:

In connection with the accompanying Amended Quarterly Report on Form 10-Q of TOT Energy, Inc., for the quarter ended September 30, 2009, each of the undersigned hereby certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), to the undersigned’s knowledge that:

1.
such Quarterly Report on Form 10-Q of TOT Energy, Inc., for the quarter ended September 30, 2009, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
the information contained in such Quarterly Report on Form 10-Q of TOT Energy, Inc., for the quarter ended September 30, 2009, fairly presents, in all material respects, the financial condition and results of operations of TOT Energy, Inc.

BY: /S/ Mike Zoi
Mike Zoi
Chief Executive Officer
(Principal Executive Officer)

BY: /S/ Jonathan New
Jonathan New
Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to TOT Energy, Inc. and will be retained by TOT Energy, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

In accordance with Item 601 of Regulation S-K, this certification is being “furnished” as Exhibit 32.2 to TOT Energy, Inc.’s quarterly report and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q/A

(Mark One)

☒ QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 31, 2009

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from ____________ to_________________

Commission file number 000-51108

TOT Energy, Inc.
(Exact name of registrant as specified in its charter)

Delaware

20-0715816
(State or other jurisdiction of incorporation or organization)

(IRS Employer Identification No.)

12100 NE 16 Ave
Suite 210
Miami, FL 33161
(Address of principal executive offices)

(305) 891-2288
(Registrant’s telephone number, including area code)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes  ☐   No  ☒

The number of outstanding shares of common stock, $.001 par value, of the registrant as of February 15, 2010 was 320,528,512.

TOT ENERGY, INC.
Form 10-Q/A
For the Quarter Ended December 31, 2009
INDEX

		Page
		No.
	PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements	3

	UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS – AS OF DECEMBER 31, 2009 AND MARCH 31, 2009	3

	UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2009 AND 2008	4

	UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS – FOR THE NINE MONTHS ENDED DECEMBER 31, 2009 AND 2008	5

	Notes to Unaudited Condensed Consolidated Financial Statements	6

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.	14

Item 4T.	Controls and Procedures	19

	PART II — OTHER INFORMATION

Item 1.	Legal Proceedings	20

Item 2.	Unregistered Sales of Equity Securities	20

Item 6.	Exhibits	21

	Signatures	21

	References in this Form 10-Q to “we”, “us”, “our”, the “Company” and “TOT Energy” refers to TOT Energy, Inc. and its consolidated subsidiaries, unless otherwise noted.

2

EXPLANATORY NOTE

This Amended Quarterly Report on Form 10-Q/A dated May [  ], 2010 is being filed to:

1.
adjust the financial statements to account for a multi-phase drilling contract of the TOT-SIBBNS joint venture under the Completed Contract Method, which results in changes to the Consolidated Balance Sheet and Consolidate Statement of Operations, and corresponding disclosures contained in the Notes to Condensed Financial Statements and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

2.	include correction of the line item title “Inventories” in the Consolidated Condensed Balance Sheets and the Consolidated Statement of Cash Flows;
3.	include additional disclosure on pages 8 and 14 relating to Mike Zoi’s controlling interest in TGR Energy, LLC;
4.	include the addition of “Note 5. Joint Ventures” to Notes to the Consolidated Financial Statements;
5.	include revised disclosure in “Note 9. Subsequent Events” for the planned accounting treatment for the unwind of the TOT-SIBBNS joint venture;
6.	provide additional disclosure on page 17 relating to our disclosure controls and procedures; and
7.	update the Exhibit List pursuant to Item 601 of Regulation S-K.

Other than the foregoing items and conforming changes related thereto, and the correction of certain typographical errors, no part of the Quarterly Report on Form 10-Q filed on February 16, 2010 is being amended, and the filing of this Amended Quarterly Report on Form 10-Q/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to December 31, 2009. This Amended Quarterly Report on Form 10-Q/A restates in its entirety, as amended as aforesaid, the Quarterly Report on Form 10-Q filed on February 16, 2010 for the convenience of the reader.

PART I — FINANCIAL INFORMATION

Item 1. Financial Statements.

TOT ENERGY, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2009	March 31, 2009
ASSETS
Current assets
Cash	$453,334	$99,971
Deposits	8,000	6,000
Contract receivable, net	67,824	-
Cost in excess of related billings on uncompleted contract	165,483	-
Inventories	42,876	31,174
Prepaid expenses and other assets	7,202	2,220
Total current assets	744,719	139,365

Fixed assets
Building	181,209	160,649
Machinery and equipment	3,444,507	3,053,933
Less: accumulated depreciation	(898,751)	(308,452)
Total fixed assets (net)	2,726,965	2,906,130
Total assets	$3,471,684	$3,045,495

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$209,476	$51,130
Accrued expenses	1,723,879	853,743
Total liabilities	1,933,355	904,873

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Preferred stock ($.001 par value, 100,000,000 shares authorized and no shares issued and outstanding)	-	-
Common stock ($.001 par value, 800,000,000 shares authorized and 320,528,512 and 300,583,108 shares issued and outstanding)	320,528	300,583
Treasury stock, at cost; 250,000 shares	(62,500)	(62,500)
Paid in capital	25,363,130	19,940,319
Accumulated other comprehensive loss	(848,317)	(1,176,614)
Accumulated deficit	(22,880,191)	(16,722,953)
Noncontrolling interest	(354,321)	(138,213)
Total equity	1,538,329	2,140,622
Total liabilities and stockholders' equity	$3,471,684	$3,045,495

See accompanying notes.

3

TOT ENERGY, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended December 31, 2009	Three Months Ended December 31, 2008	Nine Months Ended December 31, 2009	Nine Months Ended December 31, 2008

Sales	$-	$-	$-	$-
Cost of sales	-	-	-	-
Gross Profit	-	-	-	-

Operating Expenses
General and administrative	1,814,741	6,390,505	6,380,380	8,879,536
Loss from operations	(1,814,741)	(6,390,505)	(6,362,916)	(8,879,536)

Non-operating expense
Other income (expense)	-	841	(55)	532
Loss before income tax provision	(1,814,741)	(6,389,664)	(6,362,971)	(8,879,004)
Income tax provision	-	-	-	-
Net Loss	(1,814,741)	(6,389,664)	(6,362,971)	(8,879,004)
Add: Net loss attributable to the non controlling interest	50,190	61,076	216,111	86,868

Net loss attributable to TOT Energy, Inc.	(1,764,551)	(6,328,588)	(6,164,324)	(8,792,136)

Other comprehensive income
Foreign currency translation gain (loss)	20,832	(681,285)	328,297	(697,205)
Comprehensive loss	$(1,743,719)	$(7,009,873)	$(5,836,027)	$(9,489,341)

Net loss per share - basic and diluted	$(0.01)	$(0.03)	$(0.02)	$(0.04)

Weighted average number of common shares outstanding - basic and diluted	312,156,555	223,758,378	306,108,759	218,501,521

See accompanying notes.

4

TOT ENERGY, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine Months	Nine Months
	Ended	Ended
	December 31, 2009	December 31, 2008
Cash flows from operating activities:
Net loss	$(6,164,324)	$(8,792,136)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	551,400	176,895
Amortization of Software license	-	1,197
Decrease in noncontrolling interests	216,061	(35,815)
Share Based Compensation	4,819,026	7,482,075

Changes in assets and liabilities, net of acquistions and the effect of consolidation of equity affiliates:
Prepaid expenses	(4,978)	(10,084)
Contract receivable	(67,824)	(161,836)
Costs in excess of billings	(165,483)	(136,116)
Deposits	(2,000)	(6,000)
Inventories	(7,712)	(35,371)
Accounts payable	153,599	32,915
Accrued expenses	820,537	643,792
Total adjustments	6,312,674	7,951,652
Net cash provided (used) in operating activities	148,350	(840,484)

Cash flows from investing activities:
Purchase of equipment	(1,157)	(8,877)
Net cash used in investing activities	(1,157)	(8,877)

Cash flows from financing activities:
Contributed capital from equity investors	623,730	803,152
Contributed capital for Korlea-TOT joint venture	-	41,709
Increase in related party payables	-	1,472,442
Decrease in related party payables	-	(1,343,615)
Net cash provided by financing activities	623,730	973,688

Effect of exchange rate changes on cash	(417,560)	(22,292)
Net (decrease) increase in cash	353,363	102,035

Cash at beginning of period	99,971	88,007
Cash at end of period	$453,334	$190,042

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for:
Interest	$-	$-
Income taxes	$-	$-

Non-cash investing and financing activities:
Related party debt and accrued interest exchanged for equity	$-	$637,410
Common stock issued pursuant to subscription agreement	$4,717,677	$8,877,137
Common stock issued to form joint venture TOT-SIBBNS	$-	$4,375,480
Common stock issued for services provided in formation of joint venture Korlea-TOT	$-	$45,500

See accompanying notes.

5

TOT ENERGY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

TOT Energy, Inc. (the “Company”), formerly Splinex Technology, Inc., was organized on February 6, 2004 under the laws of the State of Delaware as a wholly-owned subsidiary of Splinex, LLC, a Florida limited liability company, and was the surviving entity pursuant to a merger with Ener1 Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Ener1, Inc., a Florida corporation. The Company initially intended to develop advanced technologies in the three-dimensional or 3D computer graphics industry. Under an agreement effective April 1, 2004 (the “Contribution Agreement”), Splinex, LLC contributed substantially all of its assets, liabilities and operations to the Company. The Company began its development stage activity on October 28, 2003 (“Inception”), the date of formation of Splinex, LLC, and ended development stage activity on July 16, 2008 when we acquired a 75% interest in the TOT-SIBBNS joint venture and began operations in the oil and gas service industry.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for reporting on Form 10-Q. Accordingly, certain information and footnotes required for complete financial statements are not included herein. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the results for the interim periods presented have been included. These results have been determined on the basis of generally accepted accounting principles and practices applied consistently with those used in the preparation of the Company's Annual Financial Statements for the year ended March 31, 2009. Operating results for the three and nine months ended December 31, 2009 are not necessarily indicative of the results that may be expected for any particular quarterly period or the year ending March 31, 2010. It is recommended that the accompanying condensed consolidated financial statements be read in conjunction with the financial statements and notes for the year ended March 31, 2009 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Basis of Consolidation

The interim financial statements include the accounts of TOT Energy, Inc., the accounts of our 75% joint venture, TOT- SIBBNS, a limited liability company formed under the laws of Russia (also known as the Russian Federation) and the accounts of our 51% joint venture, Korlea-TOT, a limited liability company formed under the laws of the Czech Republic. All material intercompany accounts and transactions have been eliminated in this consolidation.

Business Activity

TOT Energy, Inc. is working to acquire a portfolio of energy related assets. To this end, from time to time, the Company may be engaged in various discussions to acquire businesses or formulate joint venture or other arrangements with energy companies located around the world.   Where appropriate, acquisitions will be financed with equity shares and this may result in substantial dilution to existing stockholders.  Prior to 2008, the Company developed computer software products.

TOT-SIBBNS provides exploration services to oil exploration and production companies located in and around Novosibirsk, Russia. TOT-SIBBNS owns and operates four oil-drilling rigs that generate the majority of the revenues of TOT-SIBBNS. TOT-SIBBNS uses this equipment for drilling exploratory wells for fees. In addition, TOT-SIBBNS provides engineering services and well remediation services on a contract fee basis. The Company has determined to unwind the TOT-SIBBNS joint venture (See Note 9 – Subsequent Events).

KORLEA-TOT is our 51% joint venture with Korlea Invest Holding AG of Switzerland (“Korlea”) who is a provider and trader of electricity in the Czech Republic. Korlea-TOT was expected to assist in the marketing of oil assets sourced by other TOT-Energy companies and contacts. There has been no activity to date with this joint venture.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of expenses for the period presented. Actual results could differ from those estimates.

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Cash and Cash Equivalents

Cash and cash equivalents include highly liquid money market investments purchased with an original maturity of three months or less. At December 31, 2009 and March 31, 2009, the Company had no cash equivalents. The Company maintains its U.S. Dollar-denominated cash in a bank deposit account, the balance of which, at times, may exceed federally insured limits. Bank accounts in the United States are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to a limit of $250,000.  At December 31, 2009, we had $330,183 in one account at Bank of America and the rest of our balances did not exceed the $250,000 FDIC limit at December 31, 2009.  At March 31, 2009, the Company did not have any balances in USA in excess of $250,000.

The Company also maintains bank balances in Russia and the Czech Republic and at December 31, 2009, the balances were $17,179 and $105,972 respectively.  At March 31, 2009, bank balances in Russia and the Czech Republic were $0 and $76,656, respectively.  The non-United States bank balances are not insured and there is risk of loss in the event such banks should fail.

Foreign Currency Transactions

The Company’s primary operations are conducted outside the United States and we use foreign currencies to operate our consolidated foreign subsidiaries. Quarterly income and expense items are translated into U.S. dollars using the average interbank rate for the three-month period. Assets and liabilities are translated into U.S. dollars using the interbank rate as of the balance sheet date. Equity items are translated at their historical rate. The Company does not engage in any currency hedging activities.

Revenue Recognition

The Company recognizes revenues from its contract on the completed contract method due to uncertainty in counterparty performance and collections under its terms.  Under the completed contract method, revenues and costs are included in operations when the contract is completed.  Any losses expected are charged to operations in the period that such losses are probable.

Net Loss Per Share

Basic net loss per common share is computed by dividing net loss applicable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares issuable upon exercise of common stock options or warrants. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive.

The Company did not issue any new options for the nine months ended December 31, 2009, but recorded a compensation expense of $8,519 for options that vested during the period.  During the quarter ended December 31, 2009, the Company issued 6,713,215 shares of common stock and warrants to purchase 3,357,107 shares of common stock in exchange for $134,264 pursuant to the terms of its Subscription Agreement with TGR Energy, LLC (see Notes 7 and 8).  In addition, the Company issued 3,000,000 shares of common stock to an unrelated third party, pursuant to the terms of an agreement assigned to the Company by TGR Energy, in exchange for $300,000 (see Note 9 – Subsequent Events).

At December 31, 2009, the Company had outstanding vested stock options to purchase 667,593 shares of common stock and warrants to purchase 49,455,925 shares of common stock.  For the three and nine months ended December 31, 2009, these securities are excluded from the earnings per share calculation because their inclusion would be anti-dilutive.

Fair Value of Financial Instruments

The Company’s financial instruments consist mainly of cash deposits, short-term payables and related party payables. The Company believes that the carrying amounts of third-party financial instruments approximate fair value, due to their short-term maturities and the related party payables are interest bearing and payable on demand.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes indicate that the carrying amount of an asset or group of assets may not be recoverable. No impairment losses were recorded during the three and nine-month periods ended December 31, 2009 and 2008.

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NOTE 2. GOING CONCERN CONSIDERATIONS

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company had been in the development stage until the second quarter of 2008 and has had minimal revenues since Inception. Management recognizes that the Company must raise capital sufficient to fund business activities until such time as it can generate sufficient revenues and net cash flows in amounts necessary to enable it to continue in existence. These factors include our history of net losses and that minimal revenues have been earned to date.

The Company is dependent upon TGR Energy, LLC or Mike Zoi (as a result of his controlling interest in TGR and the Company’s dependence on the Subscription Agreement with TGR) to fund its operations. On August 7, 2008, the Board of Directors of the Company approved a Subscription Agreement dated August 7, 2008 (the “Subscription Agreement”) with TGR, wherein TGR committed to invest up to $2,000,000 in exchange for up to 100,000,000 shares of the Company's common stock for $0.02 per share. In addition, the Company granted TGR warrants to purchase up to 50,000,000 shares of common stock for $0.05 per share. These warrants may be exercised within five years from the date of grant. The shares and warrants are issuable under the Subscription Agreement upon the funding from time to time by TGR. The valuation date to determine the appropriate compensation charge is the last day of the quarter then ended. Pursuant to the Subscription Agreement, TGR will fund the Investment Amount as required in the Company’s operational budget. TGR’s obligation to fund the Investment Amount will be reduced by any future third party funding or investments in the Company on terms no less favorable than those contained in the Subscription Agreement.  TGR remains obligated to invest up to $21,763 remaining under the Subscription Agreement.  In January, the Company and TGR amended the Subscription Agreement to increase the Investment Amount to $4,000,000 (See Note 9 – Subsequent Events).

The Company’s independent auditors’ report on its financial statements for the year ended March 31, 2009 contains an explanatory paragraph about our ability to continue as a going concern. Management believes that its current operating strategy, as described herein, provides the opportunity for the Company to continue as a going concern; however, there is no assurance this will occur.

NOTE 3. SEGMENT INFORMATION

The Company’s sole reportable business segment was the oil and gas service sector until the Company decided to unwind the joint venture effective March 31, 2010. The Company’s accounting policies for segments are the same as those described in the summary of significant accounting policies.

NOTE 4. CONTRACT ACCOUNTING

The Company accounts for its long-term contracts using the completed contract method of revenue recognition due to uncertainties relating to its customer’s ability to finance contracts to completion.  The completed contract method recognizes income only when the contract is substantially complete.  Project costs and related revenues are accumulated and are reflected in operations only when an estimated loss is probable.  The contract will be deemed complete when our customer agrees that each milestone contained in the contract has been met.

Billed contract receivables consist of amounts due under our second contract.  Our initial contract has been suspended due to lack of financing by our customer.   We have fully reserved for uncollected billings and for costs in excess of billings for this contract in the amount of $427,783.   There are no revenues or costs charged to operations for the periods ended December 31, 2009 or December 31, 2008 under the completed contract method relating to our two contracts at December 31, 2009.

Our second drilling contract is a two-phase contract for an aggregate consideration of approximately $419,000. Phase one of this contract was completed during the quarter ended December 31, 2009 and we deferred $116,424 of revenues during the quarter until completion of the contract, which is expected on or before March 31, 2010.  Our contractual and actual gross margin on this project is 15% and we deferred $98,960 in cost of sales for the first phase of this contract until completion of the contract.  We incurred additional costs for this second contract of $182,512, which have been capitalized as costs in excess of billings on our balance sheet.  The second phase of this contract was completed by March 31, 2010.

For more information, see Note 1 –  “Summary of Significant Accounting Policies – Revenue Recognition” above.

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NOTE 5.  JOINT VENTURES

On July 18, 2008, the Company executed an agreement to acquire a 75% controlling interest in TOT-SIBBNS, a limited liability company organized under the laws of the Russian Federation. Pursuant to the Joint Venture Agreement, the owner (the “JV Partner”) of Sibburnefteservis, Ltd. of Novosibirsk, Russia (“SIBBNS”) contributed certain assets of SIBBNS to TOT SIBBNS in exchange for 3,000,000 shares of the Company’s common stock. The assets were appraised at more than $6 million at the time of contribution and the Company is obligated to issue an additional 2,000,000 shares to the JV Partner when TOT SIBBNS achieves $10,000,000 in cumulative revenues. If on the third anniversary of the joint venture agreement, the Company’s stock price is not at least $1.00 per share, the Company will have the option of making an additional payment to the JV Partner or returning the Company’s interest in the joint venture to the JV Partner.  The Company has determined to unwind this joint venture as of March 31, 2010 (See Note 9 – Subsequent Events).

The Company formed a joint venture, Korlea-TOT Energy s.r.o., in July 2008 with its Czech Republic partner Korlea Invest. The Company invested $56,000 to provide the 51% of share capital that the Company owns for this limited liability company in the Czech Republic. The Company financed this investment through a related party note with Kazo, LLC. Korlea-TOT Energy s.r.o. will engage in marketing and trading of oil and natural gas in Eastern Europe. The Company issued Alexander Kaplan 350,000 newly issued shares of Company stock for his assistance in completing this transaction.

NOTE 6. ACCRUED EXPENSES

Accrued expenses represent expenses that are owed at the end of the period and have not been billed by the provider or are estimates of services provided.

At December 31, 2009 and March 31, 2009, accrued expenses consisted of the following:

	December 31, 2009	March 31, 2009

Accrued accouting fees	19,468	29,968

Accrued legal fees	11,135	10,000

Accrued Taxes	244,002	104,535

Accrued payroll	849,758	509,090

Other accrued expenses	599,516	200,150

	$1,723,879	$853,743

NOTE 7. STOCKHOLDERS’ EQUITY

The Company is authorized to issue 800,000,000 shares of common stock, par value of $0.001 per share. Each holder of common stock is entitled to one vote for each share held. The Company is authorized to issue 100,000,000 shares of preferred stock, par value $0.001 per share, which may be divided into series with the designations, powers, preferences, and relative rights and any qualifications, limitations or restrictions as determined by the Company’s board of directors.

Under an Exchange Agreement dated December 18, 2007, the Company agreed to issue 113,500,000 newly issued shares of common stock of the Company to TGR Energy, LLC, of which 8,500,000 shares were issued to Bzinfin, S.A., a British Virgin Islands limited corporation that is indirectly owned by an affiliate of the Ener1 Group, and 2,125,000 shares were issued to Alexander Malovik, a principal of Splinex, LLC, in exchange for the Bzinfin and Ener1 Group notes totaling $3,688,132.  TGR Energy, LLC owned 98,157,334 shares of common stock of the Company as of December 17, 2007, and after the completion of the Exchange Agreement transactions owned an aggregate of 201,032,334 shares of common stock of the Company as of December 18, 2007. The Company had a total of 100,757,773 shares of common stock outstanding at December 17, 2007 and 214,507,773 shares of common stock outstanding at December 18, 2007.

On August 7, 2008, the Board of Directors approved a Subscription Agreement dated August 7, 2008 (the “ Subscription Agreement”) with TGR Energy, LLC (“TGR”), wherein TGR committed to invest up to $2,000,000 in exchange for up to 100,000,000 shares of the Company's common stock for $0.02 per share. In addition, the Company granted TGR warrants to purchase up to 50,000,000 shares of common stock for $0.05 per share. These warrants may be exercised within five years from the date of grant. The shares and warrants are issuable under the Subscription Agreement upon the funding from time to time by TGR. The valuation date to determine the appropriate compensation charge is the last day of the quarter then ended.  The Subscription Agreement was amended on January 12, 2010 (See Note 9 – Subsequent Events) to increase the Investment Amount by an additional $2,000,000 to $4,000,000 in exchange for up to an additional 100,000,000 common shares and 50,000,000 warrants to purchase the Company’s common stock for $0.05 per share for a period of 5 years from date of issuance.

For the quarter and nine months ended December 31, 2009, the Company recorded compensation expense of $0.10 per share or $8,519 and  $25,464, respectively for options of Mr. New issued on August 13, 2008 that vested during the quarter and the nine month period ended December 31, 2009.

Up until May 15, 2009, Mr. New’s base salary was $140,000 with a $30,000 bonus payable quarterly for meeting agreed upon objectives.  On May 15, 2009, Mr. New’s base salary was reduced from $140,000 to $91,000 and his bonus was reduced from $30,000 to $19,500 annually. To partially offset the reduction in salary, the Company provided Mr. New with 25,000 shares of fully vested common stock in lieu of his March 31, 2009 cash bonus and 200,000 shares of common stock which vest monthly from April 1, 2009 to September 30, 2009.  A compensation charge of $12,500 was recorded for the quarter ended June 30, 2009 and a compensation charge of $10,000 was recorded for the quarter ended September 30, 2009, which reflects the market value per share ($0.10) on the first trading day after the date of grant.

Other employees (other than officers and directors) receiving salary reductions were granted a total of 50,000 shares of common stock vesting monthly between April 1, 2009 and September 30, 2009.  The Company recorded a compensation charge of $2,347 for the quarter ended June 30, 2009 and a compensation expense of $1,042 for the quarter ended September 30, 2009, to reflect the market value of stock provided in lieu of cash compensation.  Both of these charges were calculated using the price per share of common stock ($0.10) on the first trading date after the date of grant.

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For the quarter ended June 30, 2009, the Company accrued an expense of $64,285 relating to stock expected to be issued in exchange for services to be provided by Olympus Securities.  The Company is currently negotiating a revised contract for such services.  Given the unstable equity markets last year, the Company and Olympus are working together to find a solution that provides value for both parties going forward.  There were no charges for this agreement for the three months ended December 31, 2009.

For the fiscal year ended March 31, 2009, TGR was issued an aggregate of 82,725,335 shares of common stock of the Company and fully vested warrants to purchase 41,362,168 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement.  These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,654,507 of which $1,017,097 was cash and $637,410 related to refinancing of previously outstanding notes payable.  A compensation charge of $8,812,774 was recorded for the fiscal year ended March 31, 2009.  This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

For the quarter ended June 30, 2009, TGR was issued 4,077,700 shares of common stock of the Company and fully vested warrants to purchase 2,038,850 shares of common stock of the Company for $0.05 per share in exchange for funding of $81,554 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $1,264,087 was recorded for the quarter ended June 30, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value as of the issue date.

For the quarter ended September 30, 2009, TGR was issued 5,395,600 shares of common stock of the Company and fully vested warrants to purchase 2,697,800 shares of common stock of the Company for $0.05 per share in exchange for funding of $107,912 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $2,077,306 was recorded for the quarter ended September 30, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value as of the issue date.

For the quarter ended December 31, 2009, TGR was issued 6,713,215 shares of common stock of the Company and fully vested warrants to purchase 3,357,107 shares of common stock of the Company for $0.05 per share in exchange for funding of $134,264 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $1,376,284 was recorded for the quarter ended December 31, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value as of the issue date.  In addition, TGR and the Company executed an amendment to the Subscription Agreement that increases the Investment Amount from $2,000,000 to $4,000,000 with a corresponding increase in stock and warrants to be provided (See Note 9 – Subsequent Events).  All other terms of the Subscription Agreement remain the same.

The Company entered into a Sponsorship Agreement with American Speed Factory dated April 22, 2009, whereby the Company receives certain promotional services and sponsorship rights to display the Company’s logo in connection with the 2009 Ferrari Challenge racing season in exchange for the issuance of 500,000 shares of restricted stock of the Company.  This arrangement is valued at $50,000, which amount was recorded as an advertising expense for the quarter ended June 30, 2009.

At December 31, 2009, the Company had options to purchase 1,200,000 shares of common stock outstanding under its stock option plan, of which options to purchase 667,593 shares of common stock are vested, with an exercise price of $0.25 per share and with a remaining weighted average contractual term of 5.16 years. The Company also had warrants to purchase 49,455,925 shares of common stock outstanding at December 31, 2009 with a strike price of $0.05 per share and a remaining average contractual term of 4.01 years.

Pursuant to a Stock Purchase Agreement dated November 23, 2009, TGR agreed to sell to Dune Capital Group ("Dune") an aggregate of 5,000,000 shares of common stock of TOT Energy, Inc. held by TGR for a purchase price of $0.10 per share or an aggregate of $500,000. The purchase price is required to be paid on or before April 1, 2010. Dune paid $300,000 on November 23, 2009. In order to ensure compliance with obligations under Section 16 of the Securities Exchange Act of 1934, prior to the issuance of shares to Dune by TGR, TGR assigned this Purchase Agreement to the Company. Accordingly, the Company received $300,000 pursuant to this agreement and issued an aggregate of 3,000,000 shares of common stock of the Company to Dune on January 12, 2010.

NOTE 8. RELATED PARTY TRANSACTIONS

On August 7, 2008, the Company and TGR, which holds 95% of the Company’s outstanding common stock, entered into the Subscription Agreement described above pursuant to which TGR has agreed to provide funding of up to $2,000,000 (the “Investment Amount”) in exchange for up to 100,000,000 shares of the Company’s common stock and warrants to purchase up to 50,000,000 shares of the Company’s common stock at an exercise price of $0.05 per share. Pursuant to the Subscription Agreement, TGR will fund the Investment Amount as required in the Company’s operational budget. TGR’s obligation to fund the Investment Amount will be reduced by any future third party funding or investments in the Company on terms no less favorable than those contained in the Subscription Agreement.

Subsequent to December 31, 2009, TGR agreed to increase its funding commitment from $2,000,000 to $4,000,000 in exchange for up to an additional 100,000,000 shares of the Company’s common stock and warrants to purchase up to 50,000,000 shares of the Company’s common stock at an exercise price of $0.05 per share for a period of five years from date of issuance.

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See Note 7 – Stockholders ’ Equity, for more information relating to equity securities issued to TGR Energy, LLC under the terms of the Subscription Agreement and Note 9 – Subsequent Events, for information relating to the amendment to the Subscription Agreement.

NOTE 9. SUBSEQUENT EVENTS

On January 12, 2010, TGR and the Company amended the Subscription Agreement to increase the Investment Amount from $2,000,000 to up to $4,000,000 in exchange for up to an additional 100,000,000 common shares and 50,000,000 warrants to purchase common stock for $0.05 with a life of five years from date of issuance.  The remaining terms of the Subscription Agreement are unchanged.

On or about January 27, 2010, the Company determined to unwind the TOT-SIBBNS joint venture.  The Company and TOT-SIBBNS are currently discussing the terms of an unwind agreement whereby the Company will exchange its 75% interest in TOT-SIBBNS for the 3,000,000 shares given to Evgeny Borograd.  The unwind of the joint venture was consummated as of March 31, 2010. The unwind of the TOT-SIBBNS joint venture will be accounted for using the guidance provided in ASC 845 (previously APB 29). In this regard, the unwind will be accounted for as a disposal “other than by sale” similar to a spin-off, with the shares to be received reflected as treasury stock and recorded on the Company’s balance sheet at its carrying basis in the net assets of the joint venture as of March 31, 2010.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This Quarterly Report on Form 10-Q contains forward -looking statements. These statements relate to our expectations, hopes, beliefs, intentions or strategies regarding future events or future financial performance.  Any statements contained in this report that are not statements of historical fact may be deemed forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue,” or the negative of such terms or other comparable terminology. Forward-looking statements include but are not limited to statements regarding: our future business plans; future sales of our products and services; introduction of new products and services; expected hiring levels; marketing plans; increases of selling, general and administrative costs; financing requirements and capital raising plans; successful integration and development of acquired businesses; regulatory and economic factors affecting the oil and gas business and other factors that may impact our acquisition and development strategy, some of which are beyond our control and difficult to predict.  These statements are only predictions and are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. The following important factors, in addition to those discussed in our other filings with the Securities and Exchange Commission (the “Commission”) from time to time, and other unforeseen events or circumstances, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements: general economic conditions; competition; weather; our ability to raise capital; our ability to control costs; changes within our industries; new and upgraded products and services by us or our competitors; employee retention; sovereign risk; legal and regulatory issues; changes in accounting policies or practices; currency translation and exchange risks; and the market price of oil.

All forward-looking statements are based on information available to us on the date of this filing, and we assume no obligation to update such statements, although we will continue to comply with our obligations under the securities laws.

The following discussion should be read in conjunction with our audited financial statements and notes contained in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009 filed with the Commission and the consolidated interim financial statements and related notes included in this Report.

General

We are working to build a diversified portfolio of renewable energy assets.   To this end, from time to time, we may be engaged in various discussions to acquire businesses or formulate joint venture or other arrangements with energy companies located around the world. Our policy is not to disclose discussions or potential transactions until definitive agreements have been executed. Where appropriate, acquisitions will be financed with equity shares and this may result in substantial dilution to existing stockholders.

On July 16, 2008, we entered into a Joint Venture Agreement (the “JV Agreement”) with Evgeny Bogorad (“Bogorad”), owner of Sibburnefteservis, Ltd. of Novosibirsk, Russia, an oil service company (“SIBBNS”). Pursuant to the JV Agreement, Bogorad has contributed certain of SIBBNS assets and personnel to a joint venture company named TOT-SIBBNS, Ltd., a Russian corporation (“TOT-SIBBNS”). An independent appraisal company has appraised the contributed assets at $6,221,881.

At the closing on July 16, 2008, we issued to Bogorad 3,000,000 shares of our common stock in exchange for a 75% interest in TOT-SIBBNS. We are obligated to issue to Bogorad 2,000,000 additional shares of common stock upon TOT-SIBBNS obtaining $10,000,000 in gross revenue during the three-year period following the closing. If TOT-SIBBNS achieves this gross revenue target and Bogorad continues to hold the shares issued pursuant to the JV Agreement on the third anniversary of the closing and the stock price is less than $1.00 per share, then we, in our sole discretion, must either make an additional payment in cash or additional shares of stock to Bogorad in an amount equal to the difference in the value per share and $1.00 multiplied by the total number of shares held by Bogorad, or, if we decline to make such payment, Bogorad may require us to return our interest in TOT-SIBBNS in exchange for a payment to us of the fair market value of any assets acquired directly by TOT-SIBBNS (other than the assets initially contributed to the Joint Venture by Bogorad pursuant to the JV Agreement) and 75% of the retained earnings, accounts receivable and cash of TOT-SIBBNS. Bogorad will act as the manager of TOT-SIBBNS. We have the ability to appoint a majority of the Board of Directors of TOT-SIBBNS.

TOT-SIBBNS provides exploration services to oil exploration and production companies located in and around Novosibirsk, Russia. TOT-SIBBNS owns and operates four oil-drilling rigs that have generated the majority of the revenues of TOT-SIBBNS. TOT-SIBBNS uses this equipment for drilling exploratory wells for fees. In addition, TOT-SIBBNS provides engineering services and well remediation services on a contract fee basis.

On or about January 27, 2010, the Company determined to unwind the TOT-SIBBNS joint venture.  The Company and TOT-SIBBNS executed an unwind agreement whereby the Company will exchange its 75% interest in TOT-SIBBNS for the 3,000,000 shares given to Evgeny Borograd. The unwind of the joint venture was consummated as of March 31, 2010. The unwind of the TOT-SIBBNS joint venture will be accounted for using the guidance provided in ASC 845 (previously APB 29). In this regard, the unwind will be accounted for as a disposal “other than by sale” similar to a spin-off, with the shares to be received reflected as treasury stock and recorded on the Company’s balance sheet at its carrying basis in the net assets of the joint venture as of March 31, 2010.  For more information relating to the unwind of the TOT-SIBBNS joint venture, see Note 9 – Subsequent Events of the Notes to Condensed Financial Statements, which information is incorporated herein by reference. The Company intends to focus on developing or acquiring an alternative energy solar business concentrating on commercial solar installations.

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Our second contract for drilling services was entered into in November 2009 for an aggregate of approximately $419,000 in billings over the two phases of the contract. The first phase was completed during the quarter ended December 31, 2009 and we received payments in December and January aggregating $116,424.  Our contractual and actual gross margin on this project is 15% and we capitalized ($17,464) in gross margin for the first phase of this contract.  Costs incurred for the second phase were  $182,512, and these costs are capitalized as costs in excess of billings on our balance sheet.  These costs represent activities and associated costs for the final phase of the second contract for which we expect to bill approximately $302,576 and achieve a gross margin of 15%.  The second phase of this contract was completed by March 31, 2010.

KORLEA-TOT is our 51% joint venture with Korlea Invest Holding AG of Switzerland (“Korlea”) who is a provider and trader of energy assets in the Czech Republic. The new joint venture, Korlea-TOT, established as of July 17, 2008, is expected to assist in the marketing of oil assets sourced by other TOT-Energy companies and contacts.  There has been no activity to date with this joint venture.

Short term financing is provided by TGR Energy, LLC (“TGR”) as we require additional working capital, pursuant to a Subscription Agreement dated August 7, 2008 (the “Subscription Agreement”). TGR has agreed to provide up to $2,000,000 (the “Investment Amount”) in exchange for up to 100,000,000 shares of common stock and warrants to purchase up to 50,000,000 shares of common stock at an exercise price of $0.05 per share. Pursuant to the Subscription Agreement, TGR will fund the Investment Amount as required in our operational budget. TGR’s obligation to fund the Investment Amount will be reduced by any future third party funding or investment on terms no less favorable than those contained in the Subscription Agreement.  On January 12, 2010, TGR agreed to increase its funding commitment from $2,000,000 to $4,000,000 in exchange for up to an additional 100,000,000 shares of the Company’s common stock and warrants to purchase up to 50,000,000 shares of the Company’s common stock at an exercise price of $0.05 per share for a period of five years from date of issuance.

For the fiscal year ended March 31, 2009, TGR was issued an aggregate of 82,725,335 shares of common stock of the Company and fully vested warrants to purchase 41,362,168 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement.  These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,654,507 of which $1,017,097 was cash and $637,410 related to refinancing of previously outstanding notes payable.  A compensation charge of $8,812,774 was recorded for the fiscal year ended March 31, 2009.  This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

For the quarter ended June 30, 2009, TGR was issued 4,077,700 shares of common stock of the Company and fully vested warrants to purchase 2,038,850 shares of common stock of the Company for $0.05 per share in exchange for funding of $81,554 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $1,264,087 was recorded for the quarter ended June 30, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value as of the issue date.

For the quarter ended September 30, 2009, TGR was issued 5,395,600 shares of common stock of the Company and fully vested warrants to purchase 2,697,800 shares of common stock of the Company for $0.05 per share in exchange for funding of $107,912 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $2,077,306 was recorded for the quarter ended September 30, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value as of the issue date.

For the quarter ended December 31, 2009, TGR was issued 6,713,215 shares of common stock of the Company and fully vested warrants to purchase 3,357,107 shares of common stock of the Company for $0.05 per share in exchange for funding of $134,264 provided during the quarter under the terms of the Subscription Agreement. A compensation charge of $1,376,284 was recorded for the quarter ended December 31, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value as of the issue date.

The Company entered into a Sponsorship Agreement with American Speed Factory dated April 22, 2009, whereby the Company would receive certain promotional services and sponsorship rights to display the Company’s logo in connection with the 2009 Ferrari Challenge racing season in exchange for the issuance of 500,000 shares of restricted stock of the Company.  This arrangement is valued at $50,000, which amount was recorded as an advertising expense for the quarter ended June 30, 2009.

Up until May 15, 2009, Mr. New’s base salary was $140,000 with a $30,000 bonus payable quarterly for meeting agreed upon objectives.  On May 15, 2009, Mr. New’s base salary was reduced from $140,000 to 91,000 and his bonus was reduced from $30,000 to $19,500 annually. To partially offset the reduction in salary, the Company provided Mr. New with 25,000 shares of fully vested common stock in lieu of his March 31, 2009 cash bonus and 200,000 shares of common stock which vest monthly from April 1, 2009 to September 30, 2009.  A compensation charge of $12,500 was recorded for the quarter ended June 30, 2009 and a compensation charge of $10,000 was recorded for the quarter ended September 30, 2009, which reflects the market value per share ($0.10) on the first trading day after the date of grant.

Other employees (other than officers and directors) receiving salary reductions were granted a total of 50,000 shares of common stock vesting monthly between April 1, 2009 and September 30, 2009.  The Company recorded a compensation expense of $2,347 for the quarter ended June 30, 2009 and a compensation expense of $1,042 for the quarter ended September 30, 2009, to reflect the market value of stock provided in lieu of cash compensation.  Both of these charges were calculated using the price per share of common stock ($0.10) on the first trading date after the date of grant.

For the quarter ended June 30, 2009, the Company accrued an expense of $64,285 relating to stock expected to be issued in exchange for services to be provided by Olympus Securities.  The Company is currently negotiating a revised contract for such services.  Given the unstable equity markets over the last year, the Company and Olympus are working together to find a solution that provides value for both parties.  There were no charges relating to this agreement for subsequent quarters.

13

Pursuant to a Stock Purchase Agreement dated November 23, 2009, TGR agreed to sell to Dune Capital Group ("Dune") an aggregate of 5,000,000 shares of common stock of TOT Energy, Inc. held by TGR for a purchase price of $0.10 per share or an aggregate of $500,000. The purchase price is required to be paid on or before April 1, 2010. Dune paid $300,000 on November 23, 2009. In order to ensure compliance with obligations under Section 16 of the Securities Exchange Act of 1934, prior to the issuance of shares to Dune by TGR, TGR assigned this Purchase Agreement to the Company. Accordingly, the Company received $300,000 pursuant to this agreement and issued an aggregate of 3,000,000 shares of common stock of the Company to Dune on January 12, 2010.

Several factors raise significant doubt as to our ability to continue operating as a going concern. These factors include our history of net losses and that we have recently commenced operations and, until the second quarter of 2008, have earned minimal revenues, as well as the termination of TOT-SIBBNS first contract and the decision to unwind the TOT-SIBBNS joint venture. We are dependent upon TGR Energy, LLC or Mike Zoi (as a result of his controlling interest in TGR and the Company’s dependence on the Subscription Agreement with TGR) to fund our operations. Our independent auditors’ report on our financial statements for the year ended March 31, 2009 contains an explanatory paragraph about our ability to continue as a going concern.   The Company is currently developing a downstream solar business that will provide complete  solar solutions (design, installation, maintenance and finance) to commercial customers.  This will be accomplished through acquisitions and hiring of key personnel.  We expect to utilize existing commercial real estate industry relationships of our management to generate opportunities for solar installation proposals in the United States.   Management believes that our current operating plans to develop a downstream solar business, provides the opportunity for us to continue as a going concern; however, there is no assurance this will occur.

Results of Operations for the Three-Month Periods Ended December 31, 2009 and 2008

We reported a net loss of  $1,764,551 or $(0.01) per share for the three months ended December 31, 2009, compared to a net loss of $6,328,588 or $(0.03) per share for the quarter ended December 31, 2008. Weighted average shares outstanding were 312,156,555 and 223,758,378 for the quarters ended December 31, 2009 and 2008, respectively.

The net loss for the three month period ended December 31, 2009 was negatively impacted by the non-cash compensation expense of $1,376,284 related to shares and warrants issued pursuant to the Subscription Agreement with TGR, which was substantially less that the non-cash compensation expense of $5,683,956 for the three months ended December 31, 2008.

TOT-SIBBNS accounts for projects using the completed contract method where all costs are capitalized on the balance sheet as project costs.  Contract billings are recorded as a reduction to project costs and revenue will only be recognized once amounts collected exceed costs incurred.  We reported $0 in revenue during the three months ended December 31, 2009 and we had no revenue for the three months ended December 31, 2008. Additionally, pursuant to the completed contract method, costs in excess of billings for our second oil drilling contract were $165,483.  Project costs for our first contract were $124 for the quarter ended December 31, 2009 and this amount was reserved for as uncollectible.

General and administrative expenses for the three months ended December 31, 2009 were $1,814,741 of which $200,662 was attributable to TOT-SIBBNS and $1,614,079 was attributable to TOT Energy (primarily relating to non-cash compensation expense).  All general and administrative expenses relating to domestic operations were lower than reported in the comparable three month period ended December 31, 2008.  Travel, rent and investor relations expenses were all lower in the quarter ended December 31, 2009 versus December 31, 2008 as the Company worked to reduce operating expenses.  Salaries and benefits are also lower due to lower headcount and salary reductions.  Professional fees were also lower due to reduced accounting and legal fees.

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TOT -SIBBNS general and administrative expenses were lower than the comparable quarter one year ago as a result of less activity relating to contract performance during the quarter ended December 31, 2009.  The following table details the major expense items by category for the Company for the three months ended December 31, 2009 compared to the three months ended December 31, 2008:

	December 31, 2009	December 31, 2008	Variances
Compensation expense for TGR Energy, LLC Subscription Agreement	$1,376,284	$5,683,956	$(4,307,672)
TOT-SIBBNS General and Administrative	200,662	244,343	(43,681)
Travel	1,117	61,056	(59,939)
Rent	3,000	23,448	(20,448)
Investor Relations	-	18,765	(18,765)
Salaries and Benefits	171,659	235,659	(64,000)
Professional Fees	33,096	88,580	(55,484)
Other	28,923	34,698	(5,775)
TOTAL	$1,814,741	$6,390,505	$(4,575,764)

During the three months ended December 31, 2009, we obtained funding of an aggregate of $134,264 under the Subscription Agreement with TGR and recognized a non-cash compensation expense of $1,376,284. This charge is the result of an intrinsic value calculation that measures the difference between fair value on date of issuance of the shares and the purchase price per share under the Subscription Agreement, which amounted to a compensation expense of $872,718. Additionally, the warrants to purchase 3,357,107 shares of common stock issued in connection with these fundings resulted in a corresponding compensation expense of $503,566 based on a Black-Scholes valuation model.

The non-controlling interest relating to the TOT-SIBBNS and Korlea-TOT joint ventures were $45,800 and $25, respectively, for the three months ended December 31, 2009 as compared with $61,076 and $0, respectively, for the three months ended December 31, 2008. The joint venture non-controlling interest reflects the joint venture partner’s ownership of each joint venture.

Results of Operations for the Nine-Month Periods Ended December 31, 2009 and 2008

We reported a net loss of $6,164,324 or $(0.02) per share for the nine months ended December 31, 2009, compared to a net loss of $8,792,136 or $(0.04) per share for the nine months ended December 31, 2008. Weighted average shares outstanding were 306,108,759 and 218,501,521 for the quarters ended December 31, 2009 and 2008, respectively.

During the nine months ended December 31, 2009, we obtained funding of an aggregate of $323,730 under the Subscription Agreement with TGR and recognized a non-cash compensation expense of $4,717,677. This charge is the result of an intrinsic value calculation that measures the difference between fair value on date of issuance of the shares and the purchase price per share under the Subscription Agreement, which amounted to a compensation expense of $3,037,158. Additionally, the warrants to purchase 8,093,757 shares of common stock issued in connection with these fundings resulted in a corresponding compensation expense of $1,680,519 based on a Black-Scholes valuation model.

TOT-SIBBNS general and administrative expenses were $864,134 for the nine months ended December 31, 2009 as compared with $347,202 reported for the nine months ended December 31, 2008. We formed the TOT-SIBBNS joint venture on July 16, 2008 and therefore the 2008 period presented includes 165 days of expenses while the 2009 period has the full fiscal year (270 days) beginning April 1, 2009.  In addition, costs for the second quarter ended September 30, 2009 were $222,713 higher than the comparable quarter ended September 30, 2008 due to increased business activities and 15 less business days of expenses, which negatively impacted the year to date general and administrative expenses for the period ended December 31, 2009.

The following table summarizes general and administrative expenses for the nine months ended December 31, 2009 and 2008:

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	December 31, 2009	December 31, 2008	Variances
Compensation expense for TGR Energy, LLC Subscription Agreement	$4,717,677	$7,422,131	$(2,704,454)
TOT-SIBBNS general and administrative (Russia)	864,134	347,202	516,932
Investor relations	83,535	55,033	28,502
All other general and administrative expenses for TOT USA	38,540	64,885	(26,345)
Salaries and benefits (USA)	456,048	527,812	(71,764)
Compensation expense recorded for options issued	25,464	22,963	2,501
Compensation expense for stock in lieu of salary	75,889	-	75,889
Insurance - Directors and Officers	11,875	11,388	487
Travel	22,373	103,075	(80,702)
Rent	7,000	57,841	(50,841)
Consulting fees (non-cash) paid in stock re Korlea-TOT formation	-	45,500	(45,500)
Professional Fees (accounting, legal, Consulting and other)	77,845	221,706	(143,861)
Total General and Administrative Expenses	$6,380,380	$8,879,536	$(2,499,156)

Compensation expense for the quarter ended December 31, 2009 was favorable as compared to the same period last year primarily   due to the funding differences under the Subscription Agreement.  At December 31, 2009, funding under the Subscription Agreement totaled $323,730 as compared with $1,440,562 for the nine-month period ended December 31, 2008.

Investor relations expense increased year on year due to a non-cash charge of $64,285 relating to services expected from Olympus Securities.

Salaries and benefits were decreased for the nine months ended December 31, 2009 as compared with the nine months ended December 31, 2008 due to headcount reductions and reductions in salaries of remaining staff.  This decrease was substantially offset by a non-cash charge of $75,889 relating to compensation expense in lieu of salary.  This amount represents the value of stock provided to employees to partially offset salary reductions.

Travel expenses decreased during the nine months ended December 31, 2009 as compared with December 31, 2008.  Travel has been reduced and Mike Zoi has not been charging the Company for some of his travel expenses.

Rent expense is decreased for the nine months ended December 31, 2009 as compared with the nine months ended December 31, 2008.  This decrease is due to moving to less expensive office space.

Professional fees also decreased for the nine months ended December 31, 2009 as compared with the nine months ended December 31, 2008.  Professional fees in 2008 included transaction costs for the TOT-SIBBNS joint venture that did not recur in 2009.  In addition, our accounting and legal fees have been reduced as we manage such costs more efficiently.

Liquidity and capital resources

At December 31, 2009, we had an accumulated deficit of $22,880,191 and cash of $453,334. We are dependent upon receiving funds from our controlling stockholder, TGR Energy, LLC, which is controlled by our president, Mike Zoi. Pursuant to the Subscription Agreement, TGR is obligated to invest up to $2,000,000 to fund short term working capital requirements in exchange for up to 100,000,000 shares of our common stock and warrants to purchase up to 50,000,000 shares of common stock with an exercise price of $0.05. The shares and warrants will be issued quarterly and we will record an appropriate compensation expense as necessary based on the fair value of the securities on the last day of each fiscal quarter (the date of issuance). At December 31, 2009, the remaining investment obligation was $21,763.  On January 12, 2010, TGR agreed to increase its funding commitment under the Subscription Agreement from $2,000,000 to $4,000,000 in exchange for up to an additional 100,000,000 shares of the Company’s common stock and warrants to purchase up to 50,000,000 shares of the Company’s common stock at an exercise price of $0.05 per share for a period of five years from date of issuance.

For the fiscal year ended March 31, 2009, TGR was issued an aggregate of 82,725,335 shares of common stock of the Company and fully vested warrants to purchase 41,362,168 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement. These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,654,507 of which $1,017,097 was cash and $637,410 related to refinancing of previously outstanding notes payable. A compensation charge of $8,812,774 was recorded for the fiscal year ended March 31, 2009. This amount is calculated as the difference between the market price of our common stock at the end of each quarter in which shares were issued and the subscription price of the common shares ($0.02) multiplied by the number of shares issued, plus the Black-Scholes valuation of the warrants issued as calculated at the end of each quarter.

16

For the nine months ended December 31, 2009, TGR was issued 16,186,515 shares of common stock of the Company and fully vested warrants to purchase 8,093,757 shares of common stock of the Company for $0.05 per share in exchange for funding of $323,730 provided during the nine months ended December 31, 2009 under the terms of the Subscription Agreement. A compensation charge of $4,717,677 was recorded for the nine months ended December 31, 2009 as an officer of the Company is also a principal of TGR and the securities issued were below market value as of the issue date.

 Pursuant to a Stock Purchase Agreement dated November 23, 2009, TGR agreed to sell to Dune Capital Group ("Dune") an aggregate of 5,000,000 shares of common stock of TOT Energy, Inc. held by TGR for a purchase price of $0.10 per share or an aggregate of $500,000. The purchase price is required to be paid on or before April 1, 2010. Dune paid $300,000 on November 23, 2009. In order to ensure compliance with obligations under Section 16 of the Securities Exchange Act of 1934, prior to the issuance of shares to Dune by TGR, TGR assigned this Purchase Agreement to the Company. Accordingly, the Company received $300,000 pursuant to this agreement and issued an aggregate of 3,000,000 shares of common stock of the Company to Dune on January 12, 2010.

Off-balance sheet arrangements

At December 31, 2009, we did not have any off-balance sheet arrangements as defined in item 303(a)(4) of Regulation S-K.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162.” SFAS No. 168 sets forth the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative nongovernmental GAAP. The Codification became effective on July 1, 2009 and is the official source of authoritative, nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), EITF, and related literature. After the Codification became effective on July 1, 2009, only one level of authoritative U.S. GAAP exists, other than guidance issued by the Securities and Exchange Commission. All other accounting literature excluded from the Codification will be considered non-authoritative. The Codification is effective for interim and annual periods ending after September 15, 2009 and was first adopted by the Company for the three month period ended September 30, 2009. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued Accounting Standards Codification (“ASC”) 855, “Subsequent Events” (formerly SFAS No. 165), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Adoption of this Statement did not result in a change in current practice.

In September 2006, the FASB issued FASB ASC 820, “Fair Value Measurements and Disclosures” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company adopted FASB ASC 820, “Fair Value Measurements and Disclosures” (formerly SFAS 157) effective April 1, 2008 for all financial assets and liabilities and any other assets and liabilities that are recognized or disclosed at fair value on a recurring basis (see “NOTE 10 — Fair Value Measurement”). The adoption of this statement on April 1, 2008, did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

Item 4. Controls and Procedures.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure . In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of December 31, 2009, we continue to develop our core activities and focus our resources on the acquisition of assets in the energy sector. Our disclosure controls and procedures are currently not effective because there are a limited number of personnel employed and we cannot have an adequate segregation of duties, and due to material weaknesses in internal control over financial reporting as discussed in our annual report on Form 10-K previously filed with the SEC. Accordingly, management cannot provide reasonable assurance of achieving the desired control objective.. Management works to mitigate these risks by being personally involved in all substantive transactions and attempts to obtain verification of transactions and accounting policies and treatments involving our overseas operations. We are in the process of reviewing and, where necessary, modifying controls and procedures throughout the Company as resources permit. We expect this process to continue through the fiscal year 2011.

During the quarter ended December 31, 2009, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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PART II — OTHER INFORMATION

Item 1. Legal proceedings

We are not currently a party to any such proceedings the outcome of which would have a material effect on our financial condition or results of operations.

Item 2. Unregistered Sales of Equity Securities

For the quarter ended December 31, 2009, TGR was issued 6,713,215 shares of common stock of the Company and fully vested warrants to purchase 3,357,107 shares of common stock of the Company for $0.05 per share in exchange for funding of $134,264 provided during the quarter under the terms of the Subscription Agreement.

Pursuant to a Stock Purchase Agreement dated November 23, 2009, TGR agreed to sell to Dune Capital Group ("Dune") an aggregate of 5,000,000 shares of common stock of TOT Energy, Inc. held by TGR for a purchase price of $0.10 per share or an aggregate of $500,000. The purchase price is required to be paid on or before April 1, 2010. Dune paid $300,000 on November 23, 2009. In order to ensure compliance with obligations under Section 16 of the Securities Exchange Act of 1934, prior to the issuance of shares to Dune by TGR, TGR assigned this Purchase Agreement to the Company. Accordingly, the Company received $300,000 pursuant to this agreement and issued an aggregate of 3,000,000 shares of common stock of the Company to Dune on January 12, 2010.

We believe that each of the foregoing securities transactions were exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, by virtue of Section 4(2) of the Securities Act which exempts transactions by an issuer not involving any public offering.

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Item 6. Exhibits

Exhibit Number	Description

2.1
Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of June 9, 2004, incorporated herein by reference to Exhibit 2.1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

2.2
First Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of October 13, 2004, incorporated herein by reference to Exhibit 2.2 to Amendment No, 1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

2.3
Second Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Splinex and Ener1, Inc., dated as of December 23, 2004, incorporated herein by reference to Exhibit 2.3 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

3.1
Certificate of Incorporation of Splinex, incorporated herein by reference to Exhibit 3.1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

3.2
Certificate of Merger of Splinex, incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

3.3	Bylaws of Splinex, incorporated herein by reference to Exhibit 3.3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

3.4	Certificate of Amendment of Articles of Incorporation, incorporated herein by reference to Appendix A to Schedule 14C filed with the Commission on February 11, 2009.

10.1
Bridge Loan Agreement between Registrant and Ener1 Group, Inc. dated November 2, 2004 incorporated herein by reference to Exhibit 10.13 to Amendment No. 2 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 3, 2004 (Registration No. 333-116817)

3.4	Certificate of Amendment of Articles of Incorporation herin filed by reference to Appendix A to Schedule 14C filed with the Commission on February 11, 2009.

10.1
Bridge Loan Agreement between Registrant and Ener1 Group, Inc. dated November 2, 2004 incorporated herein by reference to Exhibit 10.13 to Amendment No. 2 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 3, 2004 (Registration No. 333-116817)

10.2
Amendment to Bridge Loan Agreement between Registrant and Ener1 Group, Inc. dated November 17, 2004 incorporated herein by reference to Exhibit 10.14 to Amendment No. 2 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 3, 2004 (Registration No. 333-116817)

10.3
Employment Agreement between Christian Schormann and Splinex dated January 12, 2005, incorporated herein by reference to Exhibit 10.15 of the Current Report on Form 8-K filed with the Commission on January 25, 2005.

10.4
Revolving Debt Funding Commitment Agreement between Bzinfin, S.A. and Registrant, dated as of June 9, 2004, incorporated herein by reference to Exhibit 10.1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.5
2004 Stock Option Plan of Registrant, incorporated herein by reference to Exhibit 10.2 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.6
Form of Stock Option Agreement of Registrant, incorporated herein by reference to Exhibit 10.3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.7
Sublease Agreement between Ener1 Group, Inc. and Splinex, LLC, dated as of November 1, 2003, assigned to Registrant as of April 1, 2004, incorporated herein by reference to Exhibit 10.4 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

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10.8
Contribution Agreement between Splinex, LLC and Registrant, dated as of April 1, 2004, incorporated herein by reference to Exhibit 10.5 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.9
Assignment and Assumption of Employment Agreements between Splinex, LLC and Registrant, dated as of April 1, 2004, incorporated herein by reference to Exhibit 10.6 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.10
Global Bill of Sale and Assignment and Assumption Agreement between Splinex, LLC and Registrant, dated as of April 1, 2004, incorporated herein by reference to Exhibit 10.7 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.11
Employment letter between Gerard Herlihy and Registrant, dated May 20, 2004, incorporated herein by reference to Exhibit 10.8 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.12
Consulting Agreement between Dr. Peter Novak and Registrant, dated January 1, 2004, incorporated herein by reference to Exhibit 10.9 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.13
Form of Employee Innovations and Proprietary Rights Assignment Agreement, incorporated herein by reference to Exhibit 10.10 to Splinex’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

10.14
Form of Indemnification Agreement, incorporated herein by reference to Exhibit 10.11 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

10.15
Employment Agreement between Michael Stojda and Registrant, dated September 1, 2004, incorporated herein by reference to Exhibit 10.12 to Amendment No. 1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

10.16
Reseller Agreement between Waterloo Maple Inc. and TOT Energy, Inc. dated May 27, 2005., incorporated herein by reference to Exhibit 10.1 to Splinex’s Current Report on Form 8-K, filed with the Commission on June 3, 2005

10.17
Severance Agreement dated November 21, 2005 by and between Splinex and Michael Stojda, incorporated by reference to Exhibit 10.1 to Splinex’s Current Report on Form 8-K, filed with the Commission on November 21, 2005

10.18
Termination Agreement dated October 17, 2005 by and between Splinex and Christian Schormann, incorporated by reference to Exhibit 10.2 to Splinex’s Current Report on Form 8-K, filed with the Commission on November 21, 2005

10.19	First Amendment to Splinex Technology, Inc. 2004 Stock Option Plan incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K, filed with the Commission on June 30, 2009
10.20
Joint Venture Agreement dated July 16, 2008 by and between the Company and Evgeni Bogarad, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the Commission on July 23, 2008

10.21
Notarial Deed dated July 17, 2008 by and between the Company and Korlea Invest Holding AG, incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q, filed with the Commission on November18, 2008

10.22
Subscription Agreement dated August 7, 2008 by and between the Company and TGR Energy, LLC, incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q, filed with the Commission on November 18, 2008

10.23
Amendment to the Subscription Agreement between TGR Energy, LLC and TOT Energy, Inc. dated January 12, 2010, incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q filed with the Commission on February 16, 2010

10.24
Assignment between TGR Energy, LLC and TOT Energy, Inc. dated January 12, 2010, incorporated by reference to Exhibit 10.21 to the Quarterly Report on Form 10-Q filed with the Commission on February 16, 2010

14	Code of Ethics incorporated by reference to Exhibit 10.2 to Splinex’s Annual Report on Form 10-K for the year ended March 31, 2005, filed with the Commission on June 30, 2005

31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TOT Energy, Inc.
Registrant

Date: May [ ], 2010	By:	/s/ Jonathan New
Name: Jonathan New
Title: Chief Financial Officer

21

Exhibit 31.1

CERTIFICATION

I, Mike Zoi,, certify that:

1.	I have reviewed this amended quarterly report on Form 10-Q of TOT Energy, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

May [ ], 2010	BY: /S/ Mike Zoi
Mike Zoi
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Jonathan New, certify that:

1.	I have reviewed this amended quarterly report on Form 10-Q of TOT Energy, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

May [ ], 2010	BY: /S/ Jonathan New
Jonathan New
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

TOT Energy, Inc.
12100 NE 16 Ave; Suite 210
North Miami, FL 33161

May [  ], 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Certification Pursuant To 18 U.S.C. Sec. 1350

Dear Ladies and Gentlemen:

In connection with the accompanying Amended Quarterly Report on Form 10-Q of TOT Energy, Inc., for the quarter ended December 31, 2009, each of the undersigned hereby certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), to the undersigned’s knowledge that:

1.
such Quarterly Report on Form 10-Q of TOT Energy, Inc., for the quarter ended December 31, 2009, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
the information contained in such Quarterly Report on Form 10-Q of TOT Energy, Inc., for the quarter ended December 31, 2009, fairly presents, in all material respects, the financial condition and results of operations of TOT Energy, Inc.

BY: /S/ Mike Zoi
Mike Zoi
Chief Executive Officer
(Principal Executive Officer)

BY: /S/ Jonathan New
Jonathan New
Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to TOT Energy, Inc. and will be retained by TOT Energy, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

In accordance with Item 601 of Regulation S-K, this certification is being “furnished” as Exhibit 32.2 to TOT Energy, Inc.’s quarterly report and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.